Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com

(213) 683-6196
carolyndomen@paulhastings.com

December 1, 2004

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of November, 2004, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 12/21

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN NOVEMBER, 2004

1. Interim Flash Report: Consolidated Basis & Non- Consolidated Basis (Exhibit 1)
   (English translation attached)

2. Overview of Financial Results for the Interim Period of Fiscal 2005 and Outlook for the full Fiscal year(Supplementary Data) (Exhibit 2)
   (English translation attached)

3. FY2005 Interim Period Performance Outline (Exhibit 3)
   (English translation attached)

4. Analyst and Investor Briefing on the First Half of the Fiscal Year Ending March 31, 2005 (April 1, 2004 to September 30, 2004) with Appendix (Exhibit 4)
   (English translation attached)

平成 17年 3月期　　中間決算短信(連結)

平成 16年 11月 2日

上場会社名　ヤマハ株式会社　　上場取引所　東証第１部
コード番号　7951　　本社所在都道府県
(URL http://www.yamaha.co.jp/ir/report/)　　静岡県
代表者　役職名　代表取締役社長　氏名　伊藤修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田史生　　TEL (053) 460 - 2141
中間決算取締役会開催日　平成 16年 11月 2日
米国会計基準採用の有無　無

１．16年 9月中間期の連結業績（平成 16年 4月 1日 ～ 平成 16年 9月 30日）

(1) 連結経営成績　（百万円未満切捨表示）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
16年 9月中間期	268,584	0.9	24,200	△8.4	28,288	△4.9
15年 9月中間期	266,290	4.9	26,416	101.6	29,756	109.0
16年 3月期	539,506		45,056		51,036	

	中間(当期) 純利益		１株当たり中間（当期）純利益	潜在株式調整後１株当たり中間(当期) 純利益
	百万円	%	円 銭	円 銭
16年 9月中間期	△6,115	－	△29.66	－
15年 9月中間期	26,258	160.6	127.38	117.52
16年 3月期	43,541		210.63	196.01

(注)①持分法投資損益　16年 9月中間期　5,603百万円　15年 9月中間期　5,257百万円　16年 3月期　10,447百万円
②期中平均株式数（連結）　16年 9月中間期 206,155,330株　15年 9月中間期　206,140,030株　16年 3月期　206,146,221株
③会計処理の方法の変更　有
④売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
16年 9月中間期	524,656	253,635	48.3	1,230.33
15年 9月中間期	536,376	242,558	45.2	1,176.57
16年 3月期	508,731	259,731	51.1	1,259.28

(注) 期末発行済株式数（連結）　16年 9月中間期　206,153,318株　15年 9月中間期　206,157,086株　16年 3月期 206,156,612株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
16年 9月中間期	7,823	△10,203	12,638	42,019
15年 9月中間期	10,687	△ 8,846	△ 1,608	42,808
16年 3月期	58,349	△18,775	△50,141	31,245

(4) 連結範囲及び持分法の適用に関する事項
連結子会社数　86社　持分法適用非連結子会社数　-社　持分法適用関連会社数　2社

(5) 連結範囲及び持分法の適用の異動状況
連結（新規）　1社　（除外）　4社　持分法（新規）　-社　（除外）　-社

２．17年 3月期の連結業績予想（ 平成 16年　4月　1日　～　平成 17年　3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	546,500	42,500	19,500

（参考）１株当たり予想当期純利益（通期）　94円　59銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料９ページ～10ページをご参照下さい。

（添付資料）

1．企業集団の状況

当社グループは、当社、子会社106社及び関連会社15社で構成され、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業を営んでおります。

各事業における主要製品と主要連結子会社の位置付けは概ね次の通りであります。

尚、事業区分は事業の種類別セグメントと同一であります。

事業区分	主要製品	主要連結子会社
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律	(株)ヤマハミュージック東京他販売子会社10社 Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europe G.m.b.H Yamaha Music Central Europe G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響（中国）投資有限公司 天津雅馬哈電子楽器有限公司
ＡＶ・ＩＴ	オーディオ、情報通信機器	ヤマハエレクトロニクスマーケティング(株) Yamaha Electronics Corporation, USA Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M)Sdn. Bhd. 雅馬哈楽器音響（中国）投資有限公司
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材	ヤマハリビングテック(株)
電子機器･電子金属	半導体、特殊合金	ヤマハ鹿児島セミコンダクタ(株) ヤマハメタニクス(株)
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営	(株)キロロアソシエイツ他５社
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品	ヤマハファインテック(株)

主要連結子会社名は、複数事業を営んでいる場合は、それぞれの事業区分に記載してあります。

事業の系統図並びに、各事業に携わっている連結子会社及び持分法適用関連会社は次の通りです。


製造・制作会社等
販売会社等
楽器
(国内連結子会社)
ヤマハサウンドテック㈱
㈱ヤマハミュージックメディア
㈱ヤマハミュージックコミュニケーションズ
山梨工芸㈱
ワイピーウインズ㈱
ヤマハミュージッククラフト㈱
桜庭木材㈱
ディーエス㈱
(海外連結子会社)
Yamaha Exporting Inc.
Yamaha Music Manufacturing, Inc.
Yamaha Musical Products, Inc.
Kemble & Company Ltd.
台湾山葉楽器製造股分有限公司 (*1)
高雄山葉股分有限公司 (*1)
天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司
蕭山雅馬哈楽器有限公司
P.T. Yamaha Indonesia
P.T. Yamaha Music Manufacturing Indonesia
P.T. Yamaha Music Manufacturing Asia
P.T. Yamaha Musical Products Indonesia
ヤマハ㈱
(国内連結子会社)
ヤマハミュージックトレーディング㈱
ミュージックリース㈱
㈱ヤマハホール
(海外連結子会社)
Yamaha Corporation of America
Yamaha Artist Services Inc.
Yamaha Music Holding Europe G.m.b.H.
Yamaha Music Central Europe G.m.b.H.
Yamaha Musique France S.A.S.
Yamaha-Kemble Music (U.K.) Ltd.
Yamaha-Hazen Musica, S.A.
Yamaha Musica Italia S.P.A.
功学社山葉楽器股分有限公司 (*1)
Yamaha Music Korea Ltd.
(国内連結子会社)
㈱ヤマハミュージック東京　他10社
(海外連結子会社)
Yamaha Canada Music Ltd.
Yamaha de Mexico S.A. de C.V.
Yamaha Music Latin America, S.A.
Yamaha Scandinavia A.B.
P.T. Yamaha Music Indonesia (Distributor)
Yamaha Music Australia Pty.Ltd.
Yamaha Music (Asia) Pte.Ltd.　他1社
Yamaha Music (Malaysia) Sdn.Bhd.　他3社
Yamaha Music Gulf FZE
雅馬哈楽器音響(中国)投資有限公司
顧客
AV・IT
(国内連結子会社)
ディーエス㈱
(海外連結子会社)
Yamaha Electronics Manufacturing (M) Sdn.Bhd.
P.T.Yamaha Electronics Manufacturing Indonesia
雅馬哈電子(蘇州)有限公司
ヤマハ㈱
(国内連結子会社)
ヤマハエレクトロニクスマーケティング㈱
(海外連結子会社)
Yamaha Electronics Corporation, USA
Yamaha Elektronik Europa G.m.b.H.
Yamaha Electronique France S.A.S.
Yamaha Electronics (U.K.) Ltd.
Yamaha Electronics Asia Pte.Ltd.
リビング
(国内連結子会社)
ヤマハリビングテック㈱
ヤマハリビングプロダクツ㈱
電子機器・電子金属
(国内連結子会社)
ヤマハ鹿児島セミコンダクタ㈱
ヤマハハイテックデザイン㈱
ヤマハ㈱
(国内連結子会社)
ヤマハメタニクス㈱
レクリエーション
ヤマハ㈱
(国内連結子会社)
㈱キロロアソシエイツ
㈱はいむるぶし
㈱葛城
㈱鳥羽国際ホテル
㈱つま恋
㈱合歓の郷
その他
ヤマハ㈱
(国内連結子会社)
㈱ヤマハクレジット
ヤマハ保険サービス㈱
ワイピー設備システム㈱
㈱ヤマハトラベルサービス
日本事務センター㈱
ワイピービデオ㈱
(国内連結子会社)
ヤマハファインテック㈱
客
持分法適用関連会社
ヤマハ発動機㈱
㈱コルグ
材料・部品の供給
製品等の供給
サービス等の供給

(＊1) 社名に使用している「分」には正しくはにんべんが付きます。

2．経営方針

（1）経営の基本方針

当社は、音・音楽を原点に培った技術と感性で新たな感動と豊かな文化を世界の人々とともに創り続ける企業として成長を目指します。そのために、経営意思決定のスピードを上げ、技術革新に努め、激変する市場環境への適応力を強化し、常に優れた品質の商品とサービスの開発および提供を行ってお客様の期待に応えるとともに、経営資源の効果的な活用、業務の合理化・効率化を追求して「グローバルな企業競争力の獲得」に努めてまいります。また、経営の透明性を高め、健全な業績を確保し、適正な成果の蓄積と還元により株主・投資家の信頼に応えていくほか、安全と地球環境への配慮、遵法経営の推進を通して企業市民としての責任を果たしてまいります。

（2）利益配分に関する基本方針

当社は、経営基盤の強化に努め、株主資本利益率の向上を図り安定的な配当を実施することを基本方針としております。内部留保資金につきましては、業績の状況、財務状況を勘案しながら研究開発投資、設備投資および将来の事業拡大のための資金に充当してまいります。

（3）目標とする経営指標

本年２月に策定した新中期経営計画（2005 年３月期～2007 年３月期）においては、2007 年３月期の連結業績数値として、売上高 5,900 億円、営業利益 500 億円、経常利益 520 億円、当期純利益 340 億円、ＲＯＥ 10%，実質有利子負債ゼロを目標にしております。

（4）中長期的な経営戦略及び対処すべき課題

当社は、2004 年４月からスタートした新中期経営計画「ＹＳＤ５０」（ＹＳＤは YAMAHA Sustainable Development（持続的な発展）の頭文字を指し、５０は「500 億円の利益水準＋実質有利子負債ゼロ」の目標を表すものです）において以下の３つの基本方針を掲げ、各種施策を展開してまいります。数値目標は上述の通りであります。

１．持続的・安定的な高収益構造の確立

全ての事業の収益力を強化し、中でも楽器事業の収益性を大幅に高めることでグループ全体として安定的な高収益体質を構築いたします。

① 中核事業

楽器事業では、（1）企画・開発力、マーケティング力の強化による商品付加価値の向上（2）設備音響ビジネス、中国市場における成長と国内市場の活性化（3）製造改革の推進．に注力してまいります。ＡＶ・ＩＴ事業では、引き続き、ホームシアター事業の強化とルーター事業の企業・ＳＯＨＯ向けソリューションビジネスの拡大を図ります。電子機器事業では、携帯電話用音源ＬＳＩビジネスの世界シェアの維持と携帯電話用音源ＬＳＩビジネス以外の領域の拡大に努めてまいります。コンテンツ・メディア事業では、海外での着信メロディー配信ビジネスの拡大、ポータルサイトを活用した新規事業展開に努めてまいります。

② その他の事業

リビング事業では、リフォーム事業のビジネスモデル確立と損益分岐点の引き下げに努めてまいります。レクリエーション事業では、各施設の特性を活かした「料理」「もてなし」「楽しみ方」の提案による差別化を推進してまいります。ゴルフ事業では「Ｎｅｗ　ｉｎｐｒｅｓ」シリーズによるブランドの存在感を確立してまいります。電子金属事業では、損益分岐点の引き下げと銅系コネクター材事業の拡大に、ＦＡ・金型部品事業では、マグネシウム部品事業の収益力向上とＦＡ・ロボット事業の拡大に、自動車内装部品事業では、製造改革による価格競争力の強化と新規顧客の開拓に、それぞれ努めてまいります。

③　全社施策

全社横断的なコストダウン施策として、調達コストの削減、生産ロス／品質ロスコストの削減を含む製造改革、基幹情報システムの再構築とＳＣＭ強化によるビジネスプロセス革新、全社事務合理化、などを進めてまいります。

２．独創的かつ高品質な商品開発／事業創出

各事業の中高級品市場に注力、ブランドポジションの優位性を高めると同時に、ヤマハの総合力を活かした独創的な新規商品の提案により新たな需要を開拓いたします。

３．企業の社会的責任（ＣＳＲ）を重視した経営

企業価値／ブランド価値の持続的な増大・発展を目指すために経済面、環境面、社会面での求められる責任を誠実に果たすとともに、継続的改善のためのマネジメントシステムを整備してまいります。

（５）コーポレート・ガバナンスの状況

（コーポレート・ガバナンスに関する基本的な考え方）

当社では、コーポレート・ガバナンスの強化を経営の最重要課題の一つととらえ、積極的に取組んでおります。

「音・音楽を原点に培った技術と感性で新たな感動と豊かな文化を世界の人々とともに創り続ける企業」として、企業価値／ブランド価値の持続的増大・発展を目指すために経済面、環境面、社会面での求められる責任を誠実に果すことが重要であると考えております。

その実現のために、経営上の組織体制や仕組みを整備し、必要な施策を実施するとともに、タイムリーな情報開示により、透明で質の高い経営の実現に取り組むことが、当社のコーポレート・ガバナンスに関する基本的な考え方であります。

（コーポレート・ガバナンスに関する施策の実施状況）

①　会社の機関の基本説明

（取締役・取締役会）

当社の取締役は、平成 16 年９月 30 日現在で８名（内、代表取締役２名、社外取締役１名）の構成となっており、原則月一回の取締役会を開催しております。

当社グループの戦略立案、意思決定、部門執行のモニター・指導など、全社経営機能を担っております。直接的な部門執行責任を明確に分離するために執行役員制度を導入し、取締役会を中心とするガバナンス体制の充実を図っております。

（監査役・監査役会）

当社は監査役制度を採用しており、監査役４名（内、社外監査役２名）の構成となっており、原則月一回の監査役会を開催するほか、自らの計画に基づき定期的・網羅的に各執行部門およびグループ会社において監査を実施するとともに、経営会議等の重要会議に参加しております。

会計監査人との連携につきましては、財務諸表監査の経過報告を定例的に受けることにより、会計監査の適正性の確保に注力しております。

また、常に有効な監査環境が整備されるよう、監査役スタッフとして監査役室を設置しております。

（経営会議）

当社は、随時の全社経営課題に対する討議及び意思統一を目的として、原則月二回の経営会議を開催しております。常勤取締役、上席執行役員を構成メンバーとし、監査役会議長が参加しております。

（執行役員）

当社は、平成 13 年２月に連結グループ経営機能の強化および取締役会における経営意思決定の迅速化を図るとともに、事業執行機能を強化するため執行役員制度を採用しました。取締役、執行役員のそれぞれがその機能を最大限に発揮できるようにするために、取締役と執行役員の役割分担の明確化を図り、部門執行を原則として執行役員の職責としました。執行役員は、上席執行役員１名、執行役員 11 名の計 12 名であります。

（全社ガバナンス委員会）

当社は、平成16年６月より、コンプライアンス委員会・ＣＳＲ委員会・役員人事委員会の３委員会を「全社ガバナンス委員会」として位置づけました。

コンプライアンス委員会は、企業の社会的責任と法令遵守の経営を追求するために、全社横断的な活動を推進しております。

ＣＳＲ委員会は、法令を超える自主設定基準を追求することにより、自発的社会貢献を目指す活動を行っております。

役員人事委員会では、取締役、監査役、執行役員候補者の選任を同委員会の協議を経て行うこととし、役員候補者選任の透明性・公平性を高めております。併せて将来の役員候補者の人材育成プログラム、役員報酬体系についても検討しております。

② 会社の機関の内容及び内部統制システムを示す図表

当社のコーポレート・ガバナンス体制及び内部統制体制の模式図は次の通りであります。



株主総会
選任・解任
選任・解任
選任・解任
監査
取締役会
取締役 8名
（うち社外取締役 1名）
監査役会
監査役4名
（うち常勤監査役2名）
（うち社外監査役2名）
報告
選任・解任
会計監査人
会計監査相当性の判断
報告
選任
選任
選任・解任・監督
監査役室
代表取締役
2名
助言
建議・答申
指示
報告
監査室
コンプライアンス委員会
CSR委員会
役員人事委員会
全社ガバナンス委員会
経営会議
取締役7名
上席執行役員1名
プラント運用委員会
環境委員会
輸出審査委員会
個人情報保護推進委員会
健康安全推進本部会
助言
監査
全社専門推進委員会
推進本部会、審査委員会
執行役員
上席執行役員1名
執行役員11名
各事業部門・グループ会社

③　リスク管理体制の整備の状況

当社のリスク管理体制は、業務執行に伴い発生する可能性のある各種リスクについて、その内容に応じて、職制で対応するものから、全社横断的な委員会等を設置して場合によってはグループ全体で管理体制を敷くものまで、経営への影響度に応じて機動的かつ最適な体制により対応しております。

また、代表取締役社長の直轄機関として監査室を設置し、当社における経営諸活動の全般にわたる管理・運営の制度及び業務の遂行状況を合法性と合理性の観点から検討・評価し、その結果に基づく情報の提供並びに改善・合理化への助言・提案等を行っており、同時に監査役及び会計監査人との連絡・調整を密に行うことにより、監査効率の向上に努めております。

尚、リスク管理に関連する委員会等は、次の通りであります。

（コンプライアンス委員会）

コンプライアンスを確実に実行するために、平成15年１月に当委員会を設置しました。ヤマハの企業活動における遵法の推進及び社内規程の遵守、倫理の向上に関する事項の審議及び決定を通じて「企業理念」の実現を目指すことを目的に、グループ横断的な執行体制となっております。具体的な活動といたしましては、取締役を含めたグループ全社員への浸透を図るためのコンプライアンスガイドの作成と社内教育の実施、コンプライアンス・ヘルプラインの設置等であります。

（ブランド運用委員会）

ブランド価値の向上と保護の観点から、ヤマハブランドの表示の適否、及びその条件についてブランド運用規程に基づいて審議する機能を担っております。

（環境委員会）

地球環境問題に積極的に取り組み、環境関連法令の遵守と、事業活動により生ずる恐れのある環境汚染を未然に防止するために、環境委員会を設けております。

（輸出審査委員会）

大量破壊兵器及び通常兵器の拡散防止を目的とする関連法規を遵守し、当社の輸出業務が適正に行われるように「輸出管理規程」を定めると共に、当該規程の周知徹底と運用を管理するために、輸出審査委員会を設けております。

（個人情報保護推進委員会）

全社（国内グループ会社を含む）において保有する個人情報の保護に関する基本方針及び適正な管理体制・運用についてのルールを定め、適法性の確保及び情報漏洩等の事故防止を図ると共に、各部門間の調整、横断的な問題の解決並びに関連する教育訓練等の計画、推進にあたるため、個人情報保護推進委員会を設けました。

（健康安全推進本部会）

従業員・顧客等の安全確保のために、災害・事故等の発生の未然防止対策に努め、万一の発災時には万全の対策が打てるよう、常日頃からその体制整備に努めております。

当推進本部会は、職制に応じて６名の部門長を、それぞれ労働安全専門委員長、防災対策専門委員長、全社交通安全委員長、健康づくり専門委員長、営業事業所安全衛生専門委員長、海外安全専門委員長に任命する推進体制としております。

④　会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

当社は平成16年９月30日現在で、取締役８名のうち社外取締役１名、監査役４名のうち社外監査役２名の体制となっております。

社外取締役の長谷川至は、当社の関連会社であるヤマハ発動機株式会社の代表取締役社長であります。

社外監査役の常勤監査役太田直幹は、平成６年６月に当社を退職し、同月監査役に就任し現在に至っております。社外監査役の三浦州夫は弁護士であり、当社との人的関係、資本的関係又は取引関係その他の利害関係はありません。

⑤ 会社のコーポレート・ガバナンスの充実に向けた取組みの最近一年間における実施状況

平成15年10月1日から平成16年9月30日までの一年間において、取締役会を13回、経営会議を23回開催し、業務執行上の必須案件の決定や経営上の重要事項について審議を行いました。監査役会は当該期間中に16回開催され、コンプライアンス推進進捗状況、防災と安全管理に関する体制・実稼動状況、品質管理、製造物責任に関する体制・実稼動状況、情報リスクの管理体制・実稼動状況等の当面の監査重点項目について監査実態の充実を図ると共に、スケジュールに則り、事業部及び子会社において定期監査を実施しました。

全社ガバナンス委員会につきましては、役員人事委員会を開催し、新任執行役員２名の人選を行ったほか、役員の処遇等についても継続審議を実施しております。また、コンプライアンス委員会では、コンプライアンス・ヘルプラインの受付案件への対応のほか、雇用外要員へのコンプライアンス活動の拡大、ヤマハホームページへの「コンプライアンス推進活動」の掲載を決定するなど活動の充実に努めました。平成16年４月には、「企業として自発的に取り組むべき社会的貢献の領域」を司る全社委員会としてＣＳＲ委員会を発足させました。

また、全社専門推進委員会、推進本部会、審査委員会では、平成16年９月に、平成17年施行予定の個人情報保護法に向けた諸準備及び施行後の個人情報保護の適正を期すため、全社横断的な個人情報保護推進委員会を設置しました。

３．経営成績及び財政状態

（１）経営成績

１．当中間期の概況

当中間期におけるわが国経済は、個人消費の緩やかな回復、好調な輸出・生産の拡大を背景とした民間設備投資の増加などにより、堅調に推移しました。また、海外の経済情勢に目を向けますと、米国やアジアで景気拡大が続いたほか、欧州でも景気回復が見られました。しかしながら、当中間期後半には、原油価格高騰による世界経済への悪影響懸念や、中国の景気過熱の抑制措置への警戒などにより、不透明感が広がりました。

このような状況の中で当社は、中期経営計画「ＹＳＤ５０」の初年度に当たり、安定的高収益体質の構築をはじめとする経営課題に積極的に取り組んでまいりました。

販売状況につきましては、楽器事業が微増となったほか、ＡＶ・ＩＴ事業、電子機器・電子金属事業が売上げを伸ばしましたが、リビング事業、レクリエーション事業、その他の事業では売上げ減少となりました。

以上により、当中間期の売上高は 2,685 億 84 百万円（前年同期比 0.9%増加）となりました。このうち、国内売上高は 1,637 億 78 百万円（前年同期比 1.2%増加）、海外売上高は 1,048 億 5 百万円（前年同期比 0.3%増加）となりました。

損益につきましては、営業利益 242 億円（前年同期比 8.4%減少）、経常利益 282 億 88 百万円（前年同期比 4.9%減少）となりましたが、固定資産の減損に係る会計基準を早期適用したことから 61 億 15 百万円の中間純損失（前年同期は中間純利益 262 億 58 百万円）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、北米市場で売上げ減少となりましたが、国内市場と中国市場が伸長したことから、全体としては売上げ増加となりました。

ピアノは、北米市場の不振、国内市場の総需要減少傾向により売上げ減少となりました。電子楽器は、国内市場で新型エレクトーン「ステージア」が好評を博したことから、売上げ増加となりました。また、管弦打楽器は前年並みとなりました。

教室収入は、音楽教室では幼児･児童生徒数に下げ止まり感がでてきたことに加え、大人の音楽教室が順調に拡大しました。英語教室は、前年並みとなりました。

着信メロディー配信サービスは、海外市場が伸長し売上げは微増となりました。

以上により、当事業の売上高は 1,511 億 65 百万円（前年同期比 1.4%増加）、営業利益は 98 億 95 百万円（前年同期比 2.1%増加）となりました。

（ＡＶ・ＩＴ事業）

オーディオは、欧米市場でＡＶレシーバーとホームシアターのシステム商品が好調に推移し、売上げ増加となりました。情報通信機器も、企業向けルーターが大幅に売上げを伸ばしました。

以上により、当事業の売上高は 368 億 18 百万円（前年同期比 8.3%増加）、営業利益は 24 億 36 百万円（前年同期比 70.5%増加）となりました。

（リビング事業）

主力商品のシステムキッチンとシステムバスが競争の激化から伸び悩み、新商品も苦戦したことから売上げ減少となりました。

以上により、当事業の売上高は 212 億 14 百万円（前年同期比 8.5%減少）、営業損失は 1 億 15 百万円（前年同期は営業利益 11 億 5 百万円）となりました。

（電子機器・電子金属事業）

半導体は、携帯電話用音源ＬＳＩがアジア市場向けを中心に売上げ増加となりましたが、損益につきましては利益率の低下により減益となりました。電子金属事業は、ＩＴ機器、デジタル家電商品の好調に支えられ売上げを伸ばしました。

以上により、当事業の売上高は383億79百万円（前年同期比5.5%増加）、営業利益は131億92百万円（前年同期比6.8%減少）となりました。

（レクリエーション事業）

国内旅行市場の厳しい市況の中で、猛暑や台風による集客減少により、売上げ減少となりました。なお、経営効率を高めるため、本年７月１日に当社の子会社である株式会社キロロ開発公社を吸収合併いたしました。

以上により、当事業の売上高は94億13百万円（前年同期比8.6%減少）、営業損失は11億54百万円（前年同期は営業損失4億64百万円）となりました。

（その他の事業）

ゴルフ事業は、国内は引き続き好調に推移したものの、輸出減少により前年並みとなりました。ＦＡ・金型部品事業は、携帯電話用マグネシウム部品が携帯電話の在庫調整による受注減により、売上げ減少となりました。また、自動車用内装部品事業は、売上げ減少となりました。

以上により、当事業の売上高は115億92百万円（前年同期比12.9%減少）、営業損失は54百万円（前年同期は営業利益4億93百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高1,715億30百万円（前年同期比1.4%増加）、営業利益は232億75百万円（前年同期比8.2%増加）、北米は、売上高392億12百万円（前年同期比3.2%減少）、営業利益は19億99百万円（前年同期比1.2%減少）、欧州は、売上高388億94百万円（前年同期比2.0%増加）、営業利益は22億32百万円（前年同期比2.6%減少）、アジア・オセアニア・その他の地域は、売上高189億47百万円（前年同期比2.4%増加）、営業利益は27億96百万円（前年同期比7.1%増加）となりました。

2．通期の見通し

通期の業績につきましては、中核事業である楽器事業、ＡＶ・ＩＴ事業で伸長を見込んでおりますが、携帯電話用音源ＬＳＩ市場の不透明感等もあり、平成17年3月期は売上高5,465億円（前期比1.3%増加）、経常利益425億円（前期比16.7%減少）、当期純利益195億円（前期比55.2%減少）を予想しております。

（2）財政状態

１．当中間期の概況

当中間期における現金及び現金同等物（以下「資金」という。）は、前中間期に比べ 111 億 12 百万円増加（前中間期は６億３百万円減少）し、期末残高は 420 億 19 百万円となりました。

（営業活動によるキャッシュ・フロー）

税金等調整前中間純損失が 42 億 81 百万円（前中間期は中間純利益 287 億 19 百万円）となりましたが、減損損失 325 億 49 百万円が含まれており、営業活動の結果得られた資金は 78 億 23 百万円（前中間期得られた資金は 106 億 87 百万円）となりました。

（投資活動によるキャッシュ・フロー）

設備投資の実施等により、投資活動の結果使用した資金は 102 億３百万円（前中間期使用した資金は 88 億 46 百万円）となりました。

（財務活動によるキャッシュ・フロー）

主に短期借入金の借入により、財務活動によって得られた資金は 126 億 38 百万円（前中間期使用した資金は 16 億８百万円）となりました。

キャッシュ・フロー指標のトレンド

	平成14年9月中間期	平成15年9月中間期	平成16年9月中間期	平成15年3月期	平成16年3月期
自己資本比率	39.3%	45.2%	48.3%	41.8%	51.1%
時価ベースの自己資本比率	45.4%	81.3%	65.9%	53.7%	78.8%
債務償還年数	－	－	－	2.8年	0.9年
インタレスト・カバレッジ・レシオ	－	13.0	18.3	16.0	36.9

（算定方法）

自己資本比率＝自己資本÷総資産

時価ベースの自己資本比率＝株式時価総額÷総資産

債務償還年数＝有利子負債÷営業キャッシュ・フロー（中間期は記載しておりません）

インタレスト・カバレッジ・レシオ＝営業キャッシュ・フロー÷利払い

（注）1. いずれも連結ベースの財務数値により計算しております。

2. 有利子負債は貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。

3. 営業キャッシュ・フロー及び利払いは、連結キャッシュ・フロー計算書の「営業活動によるキャッシュ・フロー」及び「利息の支払額」を使用しております。

4. 平成 14 年９月中間期は、営業キャッシュ・フローがマイナスのため、インタレスト・カバレッジ・レシオは記載しておりません。

２．通期の見通し

平成 17 年３月期の見通しにつきましては、営業活動によるキャッシュ・フローは前期に比べ減少する見込みです。投資活動によるキャッシュ・フローでは前期を上回る設備投資を実施する予定です。財務活動によるキャッシュ・フローでは借入金の返済等を予定しております。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

4．中間連結財務諸表等

（1）中間連結貸借対照表

（単位：百万円）

科目	当中間期 (平成16. 9. 30) 金額	前中間期 (平成15. 9. 30) 金額	前期 (平成16. 3. 31) 金額	科目	当中間期 (平成16. 9. 30) 金額	前中間期 (平成15. 9. 30) 金額	前期 (平成16. 3. 31) 金額
（資産の部）				（負債の部）			
Ⅰ 流動資産				Ⅰ 流動負債			
1. 現金及び預金	42,521	44,248	32,053	1. 支払手形及び買掛金	47,088	42,524	39,947
2. 受取手形及び売掛金	88,057	91,034	81,114	2. 短期借入金	35,302	34,150	16,711
3. 有価証券	1,250	850	1,150	3. 一年以内償還の転換社債	―	24,317	―
4. 棚卸資産	89,407	86,493	72,146	4. 一年以内返済の長期借入金	26,612	4,333	7,388
5. 繰延税金資産	17,361	11,061	12,291	5. 未払費用及び未払金	39,575	37,379	45,888
6. その他	6,075	5,549	5,337	6. 未払法人税等	9,704	―	2,492
7. 貸倒引当金	△2,226	△2,421	△2,389	7. 諸引当金	3,687	3,026	3,065
流動資産合計	242,447	236,815	201,704	8. その他	7,229	11,352	8,101
Ⅱ 固定資産				流動負債合計	169,200	157,083	123,596
(1) 有形固定資産				Ⅱ 固定負債			
1. 建物及び構築物	44,571	66,371	66,524	1. 長期借入金	3,746	28,134	24,772
2. 機械装置及び運搬具	22,240	21,015	20,591	2. 再評価に係る繰延税金負債	14,353	13,568	13,569
3. 工具器具備品	13,424	12,093	13,211	3. 退職給付引当金	47,433	52,456	50,012
4. 土地	64,288	76,776	75,362	4. 役員退職慰労引当金	890	877	939
5. 建設仮勘定	1,639	2,317	2,978	5. 長期預り金	29,581	36,137	30,799
有形固定資産合計	146,164	178,574	178,667	6. その他	1,839	1,812	1,798
(2) 無形固定資産	1,068	1,081	944	固定負債合計	97,845	132,987	121,891
(3) 投資その他の資産				負債合計	267,046	290,071	245,488
1. 投資有価証券	103,599	91,173	101,017	（少数株主持分）			
2. 繰延税金資産	22,427	21,029	17,379	少数株主持分	3,974	3,746	3,511
3. その他	10,170	8,991	10,102	（資本の部）			
4. 貸倒引当金	△1,220	△1,290	△1,083	Ⅰ 資本金	28,534	28,533	28,534
投資その他の資産合計	134,977	119,904	127,415	Ⅱ 資本剰余金	40,054	40,052	40,054
固定資産合計	282,209	299,560	307,026	Ⅲ 利益剰余金	188,658	187,983	203,485
				Ⅳ 土地再評価差額金	22,088	15,417	15,866
				Ⅴ その他有価証券評価差額金	8,806	5,473	10,979
				Ⅵ 為替換算調整勘定	△34,244	△34,660	△38,937
				Ⅶ 自己株式	△262	△242	△252
				資本合計	253,635	242,558	259,731
資産合計	524,656	536,376	508,731	負債、少数株主持分及び資本合計	524,656	536,376	508,731

（2）中間連結損益計算書

（単位：百万円）

科目	当中間期 (平成16. 4. 1～平成16. 9. 30) 金額	百分比	前中間期 (平成15. 4. 1～平成15. 9. 30) 金額	百分比	前期 (平成15. 4. 1～平成16. 3. 31) 金額	百分比
		%		%		%
Ⅰ 売上高	268,584	100.0	266,290	100.0	539,506	100.0
Ⅱ 売上原価	165,747	61.7	164,416	61.7	338,057	62.7
売上総利益	102,837	38.3	101,873	38.3	201,449	37.3
延払未実現利益	130		95		244	
合計売上総利益	102,968	38.3	101,969	38.3	201,693	37.4
Ⅲ 販売費及び一般管理費						
1. 販売手数料	1,243		1,188		2,470	
2. 運送費	6,862		6,510		13,266	
3. 広告費及び販売促進費	11,727		10,222		22,424	
4. 諸引当金繰入額	4,667		5,123		9,726	
5. 人件費	31,483		31,005		63,352	
6. 地代家賃	1,846		1,746		3,430	
7. 減価償却費	2,638		2,398		4,762	
8. その他	18,298		17,355		37,201	
販売費及び一般管理費合計	78,767	29.3	75,552	28.4	156,637	29.0
営業利益	24,200	9.0	26,416	9.9	45,056	8.4
Ⅳ 営業外収益						
1. 受取利息	158		150		281	
2. 受取配当金	333		212		257	
3. 持分法による投資利益	5,603		5,257		10,447	
4. その他	863		936		1,853	
営業外収益合計	6,959	2.6	6,557	2.5	12,841	2.4
Ⅴ 営業外費用						
1. 支払利息	445		783		1,535	
2. 売上割引	1,923		2,096		4,378	
3. その他	503		338		948	
営業外費用合計	2,871	1.1	3,217	1.2	6,861	1.3
経常利益	28,288	10.5	29,756	11.2	51,036	9.5
Ⅵ 特別利益						
1. 固定資産売却益	208		78		123	
2. 諸引当金戻入額	184		94		343	
3. 投資有価証券売却益	198		20		5	
4. 子会社株式売却益	－		－		14	
5. 子会社清算益	－		－		126	
特別利益合計	592	0.2	193	0.1	613	0.1
Ⅶ 特別損失						
1. 固定資産除却損	605		549		2,420	
2. 減損損失	32,549		－		－	
3. 投資有価証券評価損	4		19		110	
4. 関係会社株式評価損	2		67		393	
5. 構造改革費用	－		252		6	
6. 課徴金	－		341		339	
7. 社会保険料の総報酬制移行に伴う一時費用	－		－		922	
特別損失合計	33,161	12.3	1,230	0.5	4,193	0.8
税金等調整前中間（当期）純利益又は税金等調整前中間純損失（△）	△4,281	△1.6	28,719	10.8	47,456	8.8
法人税、住民税及び事業税	9,198	3.4	2,321	0.9	4,769	0.9
法人税等調整額	△7,722	△2.8	△164	△0.1	△1,387	△0.3
少数株主利益	358	0.1	303	0.1	532	0.1
中間（当期）純利益又は中間純損失（△）	△6,115	△2.3	26,258	9.9	43,541	8.1

（3）中間連結剰余金計算書

（単位：百万円）

科目	当中間期（平成16. 4. 1～平成16. 9. 30）金額		前中間期（平成15. 4. 1～平成15. 9. 30）金額		前期（平成15. 4. 1～平成16. 3. 31）金額	
（資本剰余金の部）						
Ⅰ　資本剰余金期首残高		40, 054		40, 052		40, 052
Ⅱ　資本剰余金増加高						
1.　転換社債の転換	－	－	－	－	1	1
Ⅲ　資本剰余金中間期末（期末）残高		40, 054		40, 052		40, 054
（利益剰余金の部）						
Ⅰ　利益剰余金期首残高		203, 485		162, 344		162, 344
Ⅱ　利益剰余金増加高						
1.　中間（当期）純利益	－		26, 258		43, 541	
2.　連結会社増減に伴う増加高	－		545		545	
3.　持分変動に伴う増加高	－		109		－	
4.　持分変動に伴う土地再評価差額金取崩高	162		－		569	
5.　連結子会社の決算期変更に伴う増加高	－	162	64	26, 977	64	44, 721
Ⅲ　利益剰余金減少高						
1.　配当金	2, 063		1, 031		2, 063	
2.　役員賞与金	121		82		82	
3.　中間純損失	6, 115		－		－	
4.　連結会社増減に伴う減少高	36		116		116	
5.　持分変動に伴う減少高	192		－		95	
6.　土地再評価差額金取崩高	6, 460		106		1, 220	
7.　持分変動に伴う土地再評価差額金取崩高	－	14, 990	0	1, 337	－	3, 579
Ⅳ　利益剰余金中間期末（期末）残高		188, 658		187, 983		203, 485

（4）中間連結キャッシュ・フロー計算書

（単位：百万円）

科目	当中間期 (平成16. 4. 1～ 平成16. 9. 30) 金額	前中間期 (平成15. 4. 1～ 平成15. 9. 30) 金額	前期 (平成15. 4. 1～ 平成16. 3. 31) 金額
Ⅰ 営業活動によるキャッシュ・フロー			
1. 税金等調整前中間（当期）純利益又は税金等調整前中間純損失（△）	△4, 281	28, 719	47, 456
2. 減価償却費	9, 505	8, 702	17, 522
3. 減損損失	32, 549	—	—
4. 連結調整勘定償却額	38	63	173
5. 貸倒引当金の増減額	△80	△197	△407
6. 投資有価証券評価損	4	19	110
7. 関係会社株式評価損	2	67	393
8. 退職給付引当金の増減額	△2, 611	△1, 579	△3, 983
9. 受取利息及び受取配当金	△491	△363	△539
10. 支払利息	445	783	1, 535
11. 為替差損	△81	154	217
12. 持分法による投資損益	△5, 603	△5, 257	△10, 447
13. 投資有価証券売却益	△198	△20	△5
14. 子会社株式売却益	—	—	△14
15. 子会社清算益	—	—	△126
16. 固定資産売却益	△208	△78	△123
17. 固定資産除却損	605	549	2, 420
18. 構造改革費用	—	252	6
19. 課徴金	—	341	339
20. 売上債権の増減額	△5, 087	△10, 284	△698
21. 棚卸資産の増減額	△14, 886	△7, 421	6, 346
22. 仕入債務の増減額	6, 262	3, 668	1, 283
23. その他	△6, 251	△4, 230	2, 791
小計	9, 631	13, 888	64, 248
24. 利息及び配当金の受取額	969	786	1, 301
25. 利息の支払額	△426	△824	△1, 582
26. 課徴金の支払額	—	△341	△339
27. 法人税等の支払額	△2, 350	△2, 821	△5, 278
営業活動によるキャッシュ・フロー	7. 823	10. 687	58. 349
Ⅱ 投資活動によるキャッシュ・フロー			
1. 定期預金の増減額（純額）	343	101	697
2. 有形固定資産の取得による支出	△12, 769	△9, 106	△18, 721
3. 有形固定資産の売却による収入	1, 886	275	552
4. 投資有価証券の取得による支出	△111	△164	△266
5. 投資有価証券の売却・償還による収入	272	140	371
6. 出資金の払込による支出	△21	△550	△2, 156
7. 貸付けによる支出	△11	△20	△77
8. 貸付金の回収による収入	208	478	825
9. その他	△1	0	0
投資活動によるキャッシュ・フロー	△10. 203	△8. 846	△18. 775
Ⅲ 財務活動によるキャッシュ・フロー			
1. 短期借入金の増減額（純額）	18, 032	6, 612	△11, 179
2. 長期借入れによる収入	1, 323	300	2, 651
3. 長期借入金の返済による支出	△3, 375	△6, 390	△8, 778
4. 転換社債の償還による支出	—	—	△24, 314
5. 会員預託金の預りによる収入	7	—	—
6. 会員預託金の返還による支出	△1, 224	△710	△6, 049
7. 自己株式の取得による支出	△11	△12	△23
8. 配当金の支払額	△2, 063	△1, 031	△2, 063
9. 少数株主への配当金支払額	△50	△375	△384
財務活動によるキャッシュ・フロー	12. 638	△1. 608	△50. 141
Ⅳ 現金及び現金同等物に係る換算差額	853	△836	△1. 599
Ⅴ 現金及び現金同等物の増減額	11. 112	△603	△12. 167
Ⅵ 現金及び現金同等物の期首残高	31, 245	42, 976	42, 976
Ⅶ 新規連結子会社の現金及び現金同等物の期首残高	—	1, 150	1, 150
Ⅷ 除外連結子会社の現金及び現金同等物の期首残高	△337	△127	△127
Ⅸ 連結子会社の決算期変更に伴う現金及び現金同等物の増減額	—	△587	△587
Ⅹ 現金及び現金同等物の中間期末（期末）残高	42. 019	42. 808	31. 245

（5）中間連結財務諸表作成のための基本となる重要な事項

1．連結の範囲

連結子会社　86社

当中間連結会計期間より、新たに海外子会社1社を連結の範囲に含めております。また、国内子会社3社と海外子会社1社の計4社を連結の範囲から除外しております。

主要な連結子会社の名称は「1．企業集団の状況」に記載している為、省略しております。

ヤマハライフサービス(株)他非連結子会社はその資産、売上高、中間純損益及び利益剰余金等を考慮した場合、全体としても中間連結財務諸表に重要な影響を及ぼしておりません。

2．持分法の適用

持分法を適用した関連会社数2社

主要な関連会社名

ヤマハ発動機㈱

持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称

ヤマハライフサービス㈱

ヤマハ・オーリンメタル㈱

持分法を適用しない理由

持分法非適用会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。

3．連結子会社の中間決算日等

連結子会社の中間決算日は、以下の6社を除いてすべて、当社と同一であります。

Yamaha de Mexico, S.A. de C.V.	天津雅馬哈電子楽器有限公司
広州雅馬哈・珠江鋼琴有限責任公司	蕭山雅馬哈楽器有限公司
雅馬哈楽器音響（中国）投資有限公司	雅馬哈電子（蘇州）有限公司

上記6社の中間決算日は6月30日であり、中間連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。

4．会計処理基準

1）重要な資産の評価基準及び評価方法

イ．有価証券

満期保有目的の債券　…　償却原価法（定額法）

その他有価証券

時価のあるもの　…　中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

ロ．デリバティブ

時価法

ハ．棚卸資産

当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。

2）重要な減価償却資産の減価償却方法

イ．有形固定資産

主として定率法によっております。但し、一部の連結子会社は定額法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）	機械及び装置	4～11年
構築物	10～30年	工具器具備品	5～6年（金型は主に2年）

（会計方針の変更）

レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。

この変更により当中間連結会計期間の減価償却費は651百万円増加し、経常利益、税金等調整前中間純利益はそれぞれ651百万円減少しております。

3）重要な引当金の計上基準

イ．貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

ロ．退職給付引当金

従業員の退職給付に備える為、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により費用処理しております。

数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。

（追加情報）

当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月1日付で厚生労働大臣から将来分支給義務免除の認可を受けました。

当中間連結会計期間末日現在において測定された返還相当額（最低責任準備金）は23,319百万円であり、当該返還相当額（最低責任準備金）の支払が当中間連結会計期間末日に行われたと仮定して、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第44-2項を適用した場合に生じる損益の見込額は19,437百万円（利益）です。

ハ．役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。

4）重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。尚、在外連結子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。

5）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6）重要なヘッジ会計の方法

イ．ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては、繰延ヘッジ処理を行っております。

ロ．ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

ハ．ヘッジ方針

各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。

ニ．ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7）その他中間連結財務諸表作成のための重要な事項

イ．消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

5．中間連結キャッシュ・フロー計算書における資金の範囲

手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

（6）会計方針の変更

1．固定資産の減損に係る会計基準

当中間連結会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用しております。

この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して519百万円減少しております。この結果、経常利益が519百万円増加し、税金等調整前中間純利益が32,029百万円減少しております。

また、減損損失累計額については、改正後の中間連結財務諸表規則に基づき当該各資産の金額から直接控除しております。

なお、セグメント情報に与える影響については、当該箇所に記載しております。

（7）表示方法の変更

1．中間連結貸借対照表

前中間連結会計期間まで流動負債の「その他」に含めて表示していた未払法人税等（前中間連結会計期間 2,480百万円）は、当中間連結会計期間において独立表示することに変更しました。

（8）その他の注記事項

（中間連結貸借対照表関係）

	当中間期 （平成16.9.30）	前中間期 （平成15.9.30）	前　期 （平成16.3.31）
1．有形固定資産減価償却累計額	233,053百万円	225,042百万円	227,779百万円
2．担保提供資産			
現金及び預金のうち	－百万円	30百万円	－百万円
有価証券のうち	1,100百万円	250百万円	1,100百万円
有形固定資産のうち	1,220百万円	2,599百万円	2,577百万円
投資有価証券のうち	858百万円	1,780百万円	929百万円
計	3,180百万円	4,660百万円	4,607百万円
3．保証債務	315百万円	107百万円	314百万円
4．輸出受取手形割引高	1,511百万円	1,266百万円	1,138百万円
5．繰延ヘッジ損益の内訳			
繰延ヘッジ利益	32百万円	597百万円	811百万円
繰延ヘッジ損失	333百万円	9百万円	5百万円
繰延ヘッジ損益（純額）	△301百万円	588百万円	805百万円

（中間連結損益計算書関係）

	当中間期 (平成16. 4. 1～ 平成16. 9.30)	前中間期 (平成15. 4. 1～ 平成15. 9.30)	前　期 (平成15. 4. 1～ 平成16. 3.31)
1．諸引当金繰入額の主なもの			
貸倒引当金繰入額	－百万円	190百万円	229百万円
退職給付引当金繰入額	3,207百万円	4,042百万円	7,837百万円
役員退職慰労引当金繰入額	65百万円	73百万円	145百万円

2．減損損失

（減損損失を認識した資産グループの概要）

（単位：百万円）

用　途	場　所	減　損　損　失	
		種　類	金　額
レクリエーション事業資産	レクリエーション施設「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
		土地	9,666
		計	31,988
遊休不動産	静岡県浜松市他	建物及び構築物	39
		土地	521
		計	560
合　計		建物及び構築物	22,360
		土地	10,188
		計	32,549

（資産のグルーピングの方法）

当社グループは、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

（減損損失の認識に至った経緯）

レクリエーション事業のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。

（回収可能価額の算定方法）

レクリエーション事業の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを 9.4%で割り引いて算定しております。遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。

（中間連結キャッシュ・フロー計算書関係）

	当中間期 (平成16. 4. 1～ 平成16. 9.30)	前中間期 (平成15. 4. 1～ 平成15. 9.30)	前　期 (平成15. 4. 1～ 平成16. 3.31)
1．現金及び現金同等物の中間期末（期末）残高と中間連結貸借対照表（連結貸借対照表）に掲記されている科目の金額との関係			
現金及び預金勘定	42,521百万円	44,248百万円	32,053百万円
預入期間が３ヶ月を超える定期預金	△501百万円	△1,439百万円	△808百万円
現金及び現金同等物	42,019百万円	42,808百万円	31,245百万円

（セグメント情報）

1．事業の種類別セグメント情報

（単位：百万円）

	当中間期（平成16．4．1～平成16．9．30）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	151,165	36,818	21,214	38,379	9,413	11,592	268,584		268,584
(2) セグメント間の内部売上高又は振替高				1,377			1,377	△1,377	
計	151,165	36,818	21,214	39,757	9,413	11,592	269,962	△1,377	268,584
営業費用	141,270	34,381	21,330	26,565	10,567	11,647	245,761	△1,377	244,384
営業利益	9,895	2,436	△115	13,192	△1,154	△54	24,200		24,200

（注）1.　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、AV・IT事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2.　各事業区分の主要製品

「1．　企業集団の状況」に記載しております。

3.　会計方針の変更

レクリエーション事業の営業費用（減価償却費）は、当中間期から減損会計を適用したことに伴い519百万円減少し、有形固定資産の減価償却方法を定額法から定率法に変更したことに伴い651百万円増加しております。これらの変更により、営業利益は132百万円減少しております。

（単位：百万円）

	前中間期（平成15．4．1～平成15．9．30）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	149,093	33,996	23,195	36,388	10,301	13,313	266,290		266,290
(2) セグメント間の内部売上高又は振替高				1,209			1,209	△1,209	
計	149,093	33,996	23,195	37,598	10,301	13,313	267,500	△1,209	266,290
営業費用	139,402	32,567	22,090	23,436	10,766	12,819	241,083	△1,209	239,873
営業利益	9,690	1,428	1,105	14,161	△464	493	26,416		26,416

（単位：百万円）

	前期（平成15．4．1～平成16．3．31）								
	楽器	AV・IT	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056

2．所在地別セグメント情報

（単位：百万円）

	当中間期（平成16．4．1～平成16．9．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高							
(1) 外部顧客に対する売上高	171,530	39,212	38,894	18,947	268,584		268,584
(2) セグメント間の内部売上高又は振替高	80,113	764	272	33,230	114,380	△114,380	
計	251,643	39,977	39,166	52,177	382,965	△114,380	268,584
営業費用	228,368	37,977	36,933	49,381	352,660	△108,276	244,384
営業利益	23,275	1,999	2,232	2,796	30,304	△6,104	24,200

（注）1．国又は地域の区分は、地理的近接度によっております。

2．各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前中間期（平成15．4．1～平成15．9．30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高							
(1) 外部顧客に対する売上高	169,178	40,492	38,124	18,494	266,290		266,290
(2) セグメント間の内部売上高又は振替高	76,700	758	214	33,259	110,932	△110,932	
計	245,879	41,250	38,339	51,754	377,223	△110,932	266,290
営業費用	224,360	39,227	36,047	49,143	348,778	△108,905	239,873
営業利益	21,518	2,023	2,291	2,610	28,444	△2,027	26,416

（単位：百万円）

	前期（平成15．4．1～平成16．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高							
(1) 外部顧客に対する売上高	336,008	85,483	81,685	36,329	539,506		539,506
(2) セグメント間の内部売上高又は振替高	137,091	1,439	514	58,995	198,041	△198,041	
計	473,100	86,922	82,199	95,325	737,548	△198,041	539,506
営業費用	441,685	82,240	77,645	92,103	693,674	△199,224	494,450
営業利益	31,415	4,682	4,554	3,221	43,873	1,183	45,056

３．海外売上高

（単位：百万円）

	当中間期（平成16．4．1～平成16．9．30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	40,057	39,369	25,377	104,805
Ⅱ　連結売上高				268,584
Ⅲ　連結売上高に占める海外売上高の割合	14.9%	14.7%	9.4%	39.0%

（注）1.　国又は地域の区分は、地理的近接度によっております。

2.　各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（単位：百万円）

	前中間期（平成15．4．1～平成15．9．30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	41,067	38,989	24,466	104,523
Ⅱ　連結売上高				266,290
Ⅲ　連結売上高に占める海外売上高の割合	15.4%	14.6%	9.2%	39.2%

（単位：百万円）

	前期（平成15．4．1～平成16．3．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	86,671	83,473	48,552	218,697
Ⅱ　連結売上高				539,506
Ⅲ　連結売上高に占める海外売上高の割合	16.1%	15.5%	9.0%	40.5%

（リース取引関係）

［借手側］

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成16. 4. 1～平成16. 9. 30)			前中間期 (平成15. 4. 1～平成15. 9. 30)			前期 (平成15. 4. 1～平成16. 3. 31)		
	工具器具備品	その他	合計	工具器具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	2,437	621	3,058	2,592	1,324	3,916	2,593	606	3,200
減価償却累計額相当額	1,345	246	1,591	1,429	870	2,299	1,413	219	1,633
中間期末（期末）残高相当額	1,092	374	1,467	1,162	454	1,616	1,179	387	1,567

尚、取得価額相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成16. 4. 1～平成16. 9. 30)	前中間期 (平成15. 4. 1～平成15. 9. 30)	前期 (平成15. 4. 1～平成16. 3. 31)
1年以内	643	703	702
1年超	823	913	864
合計	1,467	1,616	1,567

尚、未経過リース料中間期末（期末）残高相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当中間期 (平成16. 4. 1～平成16. 9. 30)	前中間期 (平成15. 4. 1～平成15. 9. 30)	前期 (平成15. 4. 1～平成16. 3. 31)
支払リース料	412	425	853
減価償却費相当額	412	425	853

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当中間期 (平成16. 4. 1～平成16. 9. 30)	前中間期 (平成15. 4. 1～平成15. 9. 30)	前期 (平成15. 4. 1～平成16. 3. 31)
1年以内	367	327	424
1年超	1,028	417	896
合計	1,396	744	1,321

［貸手側］

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額、減価償却累計額及び中間期末（期末）残高

（単位：百万円）

	当中間期 （平成16．4．1～平成16．9．30）	前中間期 （平成15．4．1～平成15．9．30）	前　期 （平成15．4．1～平成16．3．31）
	工具器具備品	工具器具備品	工具器具備品
取得価額	6,064	5,410	5,752
減価償却累計額	4,223	3,685	4,135
中間期末（期末）残高	1,840	1,725	1,616

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 （平成16．4．1～平成16．9．30）	前中間期 （平成15．4．1～平成15．9．30）	前　期 （平成15．4．1～平成16．3．31）
1年以内	989	927	872
1年超	1,946	1,788	1,615
合　計	2,936	2,715	2,487

尚、未経過リース料中間期末（期末）残高相当額は、未経過リース料中間期末（期末）残高及び見積残存価額の残高の合計額が営業債権の中間期末（期末）残高等に占める割合が低い為、「受取利子込み法」により算定しております。

3）受取リース料及び減価償却費

（単位：百万円）

	当中間期 （平成16．4．1～平成16．9．30）	前中間期 （平成15．4．1～平成15．9．30）	前　期 （平成15．4．1～平成16．3．31）
受取リース料	548	537	1,082
減価償却費	328	302	638

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当中間期 （平成16．4．1～平成16．9．30）	前中間期 （平成15．4．1～平成15．9．30）	前　期 （平成15．4．1～平成16．3．31）
1年以内	149	1	36
1年超	297	29	56
合　計	447	30	92

（有価証券関係）

1．満期保有目的の債券で時価のあるもの

（単位：百万円）

区分	当中間期（平成16. 9.30）			前中間期（平成15. 9.30）			前期（平成16. 3.31）		
	中間連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
1. 国債・地方債等	260	262	2	260	262	1	260	262	2
2. 社債	589	592	2	920	924	4	490	492	2
3. その他	2, 349	2, 363	13	2, 250	2, 264	14	2, 250	2, 265	14
合計	3, 199	3, 218	18	3, 430	3, 452	21	3, 000	3, 020	20

2．その他有価証券で時価のあるもの

（単位：百万円）

区分	当中間期（平成16. 9.30）			前中間期（平成15. 9.30）			前期（平成16. 3.31）		
	取得原価	中間連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
1. 株式	11, 938	25, 924	13, 986	11, 937	20, 702	8, 764	11, 937	29, 543	17, 606
2. 債券									
社債	－	－	－	―	―	―	―	―	―
3. その他	52	49	△2	51	45	△5	51	51	0
合計	11, 990	25, 974	13, 984	11, 988	20, 747	8, 759	11, 988	29, 594	17, 605

3．時価評価されていない主な有価証券の内容及び中間連結貸借対照表（連結貸借対照表）計上額

（単位：百万円）

区分	当中間期（平成16. 9.30）	前中間期（平成15. 9.30）	前期（平成16. 3.31）
その他有価証券 非上場株式（店頭売買株式を除く）	7, 101	6, 982	7, 050

（注）当中間連結会計期間において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

（デリバティブ取引関係）

デリバティブ取引については、当中間連結会計期間、前中間連結会計期間及び前連結会計年度のいずれにおいても、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されている為記載しておりません。

（１株当たり情報）

	当中間期 (平成16. 4. 1～平成16. 9. 30)	前中間期 (平成5. 4. 1～平成5. 9. 30)	前　期 (平成15. 4. 1～平成16. 3. 31)
１株当たり純資産額	1,230.33 円	1,176.57 円	1,259.28 円
１株当たり中間（当期）純利益又は中間純損失（△）	△29.66 円	127.38 円	210.63 円
潜在株式調整後１株当たり中間（当期）純利益	―円	117.52 円	196.01 円

(注) 1.　なお、当中間期の潜在株式調整後１株当たり中間純利益については、１株当たり中間純損失であるため記載しておりません。

2.　１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎

	当中間期 (平成16. 4. 1～平成16. 9. 30)	前中間期 (平成5. 4. 1～平成5. 9. 30)	前　期 (平成15. 4. 1～平成16. 3. 31)
１株当たり中間（当期）純利益金額			
中間（当期）純利益又は中間純損失（△）	△6,115 百万円	26,258 百万円	43,541 百万円
普通株主に帰属しない金額	―	―百万円	121 百万円
うち利益処分による役員賞与金	―	―百万円	121 百万円
普通株式に係る中間（当期）純利益又は中間純損失（△）	△6,115 百万円	26,258 百万円	43,419 百万円
期中平均株式数	206,155 千株	206,140 千株	206,146 千株
潜在株式調整後１株当たり中間（当期）純利益金額			
中間（当期）純利益調整額	―	△734 百万円	△846 百万円
うち社債利息（税額相当額控除後）	―	136 百万円	273 百万円
うち持分法による投資利益	―	△870 百万円	△1,120 百万円
普通株式増加数	―	11,053 千株	11,052 千株
うち転換社債	―	11,053 千株	11,052 千株
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	―	―	―

（生産実績）

（単位：百万円）

事業の種類別セグメントの名称	当中間期（平成 16. 4. 1～平成 16. 9. 30）	
	生産高	前年同期比
楽器	110,565	111.1%
ＡＶ・ＩＴ	37,608	122.2%
リビング	19,516	91.1%
電子機器・電子金属	41,424	105.5%
その他	10,345	85.9%
合計	219,459	108.1%

(注) 1.　金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。
2.　上記の金額には、消費税等は含まれておりません。

平成 17年 3月期　　個別中間財務諸表の概要　　　　平成 16年 11月 2日

上場会社名　ヤマハ株式会社　　　上場取引所　東証第１部
コード番号　7951　　　本社所在都道府県　静岡県
(URL http://www.yamaha.co.jp/ir/report/)
代表者　役職名　代表取締役社長　氏名　伊藤修二
問合せ先責任者 役職名　経理・財務部長　氏名　梅田史生　　TEL (053) 460 - 2141
中間決算取締役会開催日　平成 16年 11月 2日　中間配当制度の有無　有
中間配当支払開始日　平成 16年 12月 10日　単元株制度採用の有無　有　（１単元　100株）

1．16年 9月中間期の業績（平成 16年 4月 1日 ～ 平成 16年 9月 30日）

(1)経営成績　　(百万円未満切捨表示)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
16年 9月中間期	187,605	4.3	21,359	13.8	22,574	14.2
15年 9月中間期	179,907	4.5	18,767	77.1	19,763	79.7
16年 3月期	345,354		26,954		28,118	

	中間(当期) 純利益		１株当たり中間(当期)純利益
	百万円	%	円 銭
16年 9月中間期	△ 13,617	－	△ 65.99
15年 9月中間期	19,288	151.5	93.47
16年 3月期	25,579		123.38

(注)①期中平均株式数　16年 9月中間期　206,344,960株　15年 9月中間期　206,356,126株　16年 3月期　206,352,788株
②会計処理の方法の変更　有
③売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)配当状況

	１株当たり中間配当金	１株当たり年間配当金
	円 銭	円 銭
16年 9月中間期	7.50	－
15年 9月中間期	5.00	－
16年 3月期	－	15.00

(3)財政状態

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
16年 9月中間期	324,895	161,984	49.9	785.03
15年 9月中間期	356,379	169,342	47.5	820.65
16年 3月期	337,029	179,982	53.4	871.65

(注)①期末発行済株式数　16年 9月中間期　206,341,215株　15年 9月中間期　206,351,727株　16年 3月期　206,347,606株
②期末自己株式数　16年 9月中間期　183,411株　15年 9月中間期　171,536株　16年 3月期　177,020株

2．17年 3月期の業績予想（ 平成 16年 4月 1日 ～ 平成 17年 3月 31日 ）

	売上高	経常利益	当期純利益	１株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	343,000	23,500	△2,000	7.50	15.00

(参考) １株当たり予想当期純利益（通期）　△9円 69銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。なお、上記業績予想に関する事項は、添付資料9ページ～10ページをご参照下さい。

5．中間財務諸表等

（1）中間貸借対照表

（単位：百万円）

科目	当中間期 (平成16.9.30) 金額	前中間期 (平成15.9.30) 金額	前期 (平成16.3.31) 金額
（資産の部）			
I 流動資産			
1.現金及び預金	23,476	25,861	4,630
2.受取手形	7,696	7,698	7,857
3.売掛金	39,483	41,294	39,926
4.棚卸資産	25,252	25,101	23,531
5.繰延税金資産	10,735	8,652	9,847
6.その他	2,627	2,321	2,333
7.貸倒引当金	△1,020	△1,306	△1,489
流動資産合計	108,251	109,623	86,637
II 固定資産			
(1)有形固定資産			
1.建物	22,446	36,054	35,988
2.機械及び装置	7,368	7,054	7,079
3.土地	51,415	63,918	62,575
4.その他	8,541	11,024	11,894
有形固定資産合計	89,772	118,051	117,538
(2)無形固定資産	103	110	103
(3)投資その他の資産			
1.投資有価証券	32,778	27,486	36,371
2.関係会社株式	55,226	62,960	62,124
3.繰延税金資産	20,464	19,313	15,610
4.その他	19,374	19,911	19,594
5.貸倒引当金	△1,075	△1,078	△950
投資その他の資産合計	126,768	128,593	132,750
固定資産合計	216,643	246,755	250,392
資産合計	324,895	356,379	337,029

科目	当中間期 (平成16.9.30) 金額	前中間期 (平成15.9.30) 金額	前期 (平成16.3.31) 金額
（負債の部）			
I 流動負債			
1.支払手形	883	806	741
2.買掛金	28,770	24,518	21,337
3.短期借入金	1,991	2,912	1,790
4.一年以内償還の転換社債	−	24,317	−
5.一年以内返済の長期借入金	17,038	−	−
6.未払費用及び未払金	20,858	20,745	27,138
7.未払法人税等	6,584	50	100
8.諸引当金	1,612	909	1,102
9.その他	1,716	2,513	2,254
流動負債合計	79,456	76,772	54,464
II 固定負債			
1.長期借入金	300	17,338	17,338
2.再評価に係る繰延税金負債	11,848	10,160	10,160
3.退職給付引当金	40,069	44,882	42,596
4.役員退職慰労引当金	648	614	658
5.長期預り金	29,701	36,309	30,935
6.その他	885	959	893
固定負債合計	83,453	110,264	102,582
負債合計	162,910	187,037	157,046
（資本の部）			
I 資本金	28,534	28,533	28,534
II 資本剰余金			
1.資本準備金	40,054	40,052	40,054
資本剰余金合計	40,054	40,052	40,054
III 利益剰余金			
1.利益準備金	4,159	4,159	4,159
2.任意積立金	87,212	65,422	65,422
3.中間(当期)未処分利益又は中間未処理損失(△)	△20,020	23,603	27,747
利益剰余金合計	71,351	93,185	97,329
IV 土地再評価差額金	13,824	2,533	3,648
V その他有価証券評価差額金	8,437	5,233	10,622
VI 自己株式	△218	△195	△207
資本合計	161,984	169,342	179,982
負債及び資本合計	324,895	356,379	337,029

(２) 中間損益計算書

（単位：百万円）

科目	当中間期 (平成16. 4. 1～平成16. 9. 30) 金額	百分比	前中間期 (平成15. 4. 1～平成15. 9. 30) 金額	百分比	前期 (平成15. 4. 1～平成16. 3. 31) 金額	百分比
		%		%		%
Ⅰ 売上高	187,605	100.0	179,907	100.0	345,354	100.0
Ⅱ 売上原価	131,508	70.1	127,127	70.7	248,139	71.9
売上総利益	56,097	29.9	52,780	29.3	97,214	28.1
延払未実現利益	129		93		241	
合計売上総利益	56,226	30.0	52,874	29.4	97,455	28.2
Ⅲ 販売費及び一般管理費	34,867	18.6	34,107	19.0	70,500	20.4
営業利益	21,359	11.4	18,767	10.4	26,954	7.8
Ⅳ 営業外収益	1,400	0.7	1,536	0.9	2,382	0.7
Ⅴ 営業外費用	184	0.1	540	0.3	1,218	0.4
経常利益	22,574	12.0	19,763	11.0	28,118	8.1
Ⅵ 特別利益	548	0.3	113	0.0	371	0.1
Ⅶ 特別損失	33,044	17.6	758	0.4	4,047	1.1
税引前中間(当期)純利益又は税引前中間純損失（△）	△9,921	△5.3	19,118	10.6	24,443	7.1
法人税、住民税及び事業税	6,322	3.4	50	0.0	100	0.0
法人税等調整額	△2,625	△1.4	△220	△0.1	△1,236	△0.3
中間（当期）純利益又は中間純損失（△）	△13,617	△7.3	19,288	10.7	25,579	7.4
前期繰越利益	3,774		4,421		4,421	
土地再評価差額金取崩額	△10,176		△107		△1,221	
中間配当額	－		－		1,031	
中間（当期）未処分利益又は中間未処理損失（△）	△20,020		23,603		27,747	

（3）中間財務諸表作成のための基本となる重要な事項

1．資産の評価基準及び評価方法

1）有価証券

子会社及び関連会社株式　…　総平均法による原価法

その他有価証券

時価のあるもの　…　中間決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は総平均法により算定）

時価のないもの　…　総平均法による原価法

2）デリバティブ

時価法

3）棚卸資産

後入先出法による低価法

2．固定資産の減価償却の方法

1）有形固定資産

定率法によっております。

尚、主な耐用年数は次の通りであります。

建物	31～50年（附属設備は主に15年）
構築物	10～30年
機械及び装置	4～11年
工具器具備品	5～6年（金型は主に2年）

（会計方針の変更）

レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社のレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。

この変更により当中間期の減価償却費は470百万円増加し、経常利益、税引前中間純利益はそれぞれ470百万円減少しております。

3．引当金の計上基準

1）貸倒引当金

営業債権等を適正に評価する為、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

2）アフターサービス費引当金

ピアノの調律及び調整費用に充てる為、当中間期以前に販売された台数に基づき今後の発生見込額を計上しております。

3）製品保証引当金

製品販売後に発生する補修費用に備える為、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。

4）退職給付引当金

従業員の退職給付に備える為、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。

過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数（10 年）による定額法により費用処理しております。

数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数（10 年）による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

（追加情報）

当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成 15 年 11 月 1 日付で厚生労働大臣から将来分支給義務免除の認可を受けました。

当中間期末日現在において測定された返還相当額（最低責任準備金）は 19,901 百万円であり、当該返還相当額（最低責任準備金）の支払が当中間期末に行われたと仮定して、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第 13 号）第 44－2項を適用した場合に生じる損益の見込額は 16,442 百万円（利益）です。

5）役員退職慰労引当金

役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間期末要支給額を計上しております。

4．外貨建の資産又は負債の本邦通貨への換算基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

5．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6．ヘッジ会計の方法

1）ヘッジ会計の方法

外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。

2）ヘッジ手段とヘッジ対象

ヘッジ手段　…　先物為替予約、外貨プット円コールオプション買建

ヘッジ対象　…　外貨建金銭債権債務及び外貨建の予定取引

3）ヘッジ方針

社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減する為に、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。

4）ヘッジの有効性評価の方法

ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用の為のヘッジの有効性の評価は不要の為、行っておりません。

7．その他中間財務諸表作成のための基本となる重要な事項

1）消費税等の会計処理

消費税等の会計処理は、税抜方式によっております。

（4）会計方針の変更

1．固定資産の減損に係る会計基準

当中間会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用しております。

この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して519百万円減少しております。この結果、経常利益が519百万円増加し、税引前中間純利益が32,029百万円減少しております。

また、減損損失累計額については、改正後の中間財務諸表等規則に基づき当該各資産の金額から直接控除しております。

（5）その他の注記事項

（中間貸借対照表関係）

	当中間期 (平成16.9.30)	前中間期 (平成15.9.30)	前　期 (平成16.3.31)
1．有形固定資産減価償却累計額	131,476百万円	121,148百万円	121,428百万円
2．保証債務	251百万円	910百万円	664百万円
3．輸出受取手形割引高	4,367百万円	5,154百万円	4,434百万円
4．繰延ヘッジ損益の内訳			
繰延ヘッジ利益	6百万円	597百万円	811百万円
繰延ヘッジ損失	333百万円	－百万円	1百万円
繰延ヘッジ損益（純額）	△327百万円	597百万円	810百万円

（中間損益計算書関係）

	当中間期 (平成16.4.1～ 平成16.9.30)	前中間期 (平成15.4.1～ 平成15.9.30)	前　期 (平成15.4.1～ 平成16.3.31)
1．営業外収益のうち			
受取利息	15百万円	22百万円	41百万円
受取配当金	907百万円	1,213百万円	1,585百万円
2．営業外費用のうち			
支払利息	94百万円	119百万円	212百万円
社債利息	－百万円	231百万円	461百万円

	当中間期 (平成16. 4. 1～ 平成16. 9. 30)	前中間期 (平成15. 4. 1～ 平成15. 9. 30)	前　期 (平成15. 4. 1～ 平成16. 3. 31)
3. 特別損失のうち			
減損損失	32,549 百万円	－百万円	－百万円

4. 減損損失

(減損損失を認識した資産グループの概要)

(単位：百万円)

用　途	場　所	減　損　損　失	
		種　類	金　額
レクリエーション事業資産	レクリエーション施設「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の4施設 北海道余市郡赤井川村他	建物及び構築物	22,321
		土地	9,666
		計	31,988
遊休不動産	静岡県浜松市他	建物及び構築物	39
		土地	521
		計	560
合　計		建物及び構築物	22,360
		土地	10,188
		計	32,549

(資産のグルーピングの方法)

当社は、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

(減損損失の認識に至った経緯)

レクリエーション事業のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。

(回収可能価額の算定方法)

レクリエーション事業の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4%で割り引いて算定しております。遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。

	当中間期 (平成16. 4. 1～ 平成16. 9. 30)	前中間期 (平成15. 4. 1～ 平成15. 9. 30)	前　期 (平成15. 4. 1～ 平成16. 3. 31)
5. 減価償却実施額			
有形固定資産	3,536 百万円	3,398 百万円	6,691 百万円

（リース取引関係）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

1）リース物件の取得価額相当額、減価償却累計額相当額及び中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成16.4.1～平成16.9.30)			前中間期 (平成15.4.1～平成15.9.30)			前期 (平成15.4.1～平成16.3.31)		
	工具器具備品	その他	合計	工具器具具備品	その他	合計	工具器具備品	その他	合計
取得価額相当額	2,055	95	2,150	2,067	108	2,175	2,136	94	2,231
減価償却累計額相当額	1,119	52	1,172	1,118	54	1,173	1,121	53	1,174
中間期末(期末)残高相当額	936	42	978	948	53	1,002	1,015	41	1,056

尚、取得価額相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

2）未経過リース料中間期末（期末）残高相当額

（単位：百万円）

	当中間期 (平成16.4.1～平成16.9.30)	前中間期 (平成15.4.1～平成15.9.30)	前期 (平成15.4.1～平成16.3.31)
1年以内	501	517	540
1年超	477	484	516
合計	978	1,002	1,056

尚、未経過リース料中間期末（期末）残高相当額は、有形固定資産の中間期末（期末）残高等に占める未経過リース料中間期末（期末）残高の割合が低い為、「支払利子込み法」により算定しております。

3）支払リース料及び減価償却費相当額

（単位：百万円）

	当中間期 (平成16.4.1～平成16.9.30)	前中間期 (平成15.4.1～平成15.9.30)	前期 (平成15.4.1～平成16.3.31)
支払リース料	326	301	614
減価償却費相当額	326	301	614

4）減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

（単位：百万円）

	当中間期 (平成16.4.1～平成16.9.30)	前中間期 (平成15.4.1～平成15.9.30)	前期 (平成15.4.1～平成16.3.31)
1年以内	38	76	64
1年超	23	17	31
合計	62	93	96

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（単位：百万円）

区分	当中間期（平成16．9．30）			前中間期（平成15．9．30）			前期（平成16．3．31）		
	中間貸借対照表計上額	時価	差額	中間貸借対照表計上額	時価	差額	貸借対照表計上額	時価	差額
関連会社株式	11,418	107,610	96,191	11,418	76,615	65,197	11,418	92,209	80,791

（１株当たり情報）

中間連結財務諸表を作成している為、記載を省略しております。

RECEIVED
2004 DEC -6 A 11: 39
OFFICE OF INTERNATIO
CORPORATE FINAN

2004年11月2日

報道関係各位

ヤマハ株式会社

（参考資料）２００５年３月期中間期業績の概要と通期業績予想の修正について

□中間期業績について　―　前年同期比増収減益、減損会計早期適用で純損失　―

当社の２００５年３月期中間期連結売上高は、前年同期実績に対し、楽器、ＡＶ・ＩＴ、電子機器・電子金属の各事業が増収となったことで、リビング、レクリエーション、その他事業の減収をカバーし、０．９%増の２，６８６億円と３期連続の増収となりました。連結営業利益は、携帯電話用音源LSI の利益率の低下やリビング、レクリエーション事業の収益悪化等により前年同期比８．４%減の２４２億円、連結経常利益は４．９%減の２８３億円となりました。中間純利益については、固定資産の減損会計を早期適用し、レクリエーション事業資産及び遊休不動産について３２５億円の減損損失を計上したため、６１億円の中間純損失となりました。

□事業セグメント別の売上高・営業利益の状況　　（　）内は原則として前年同期比増減率

・楽器事業　売上高　１，５１２億円（前年同期比１．４%増）　営業利益　９９億円（同２．１%増）
地域別には北米市場で減収となりましたが、国内市場と中国市場で売上を伸ばし、セグメント全体では若干の増収となりました。商品別には、ピアノが北米市場の不振、国内市場の総需要減少により減収となったものの、電子楽器は新型エレクトーン「ステージア」が好評を博し、増収となりました。また、教室収入は、幼児、児童生徒数の下げ止まりに加え、大人の音楽教室が順調に推移したことにより拡大しました。

・AV・IT事業　売上高　３６８億円（同８．３%増）　営業利益　２４億円（同７０．５%増）
オーディオは、欧米市場でAVレシーバーとホームシアターシステムが好調に推移し、増収となりました。情報通信機器も企業向けルーターが大幅に売上を伸ばしました。損益面では大幅な増益となりました。

・リビング事業　売上高　２１２億円（同８．５%減）　営業損失　１．１億円（前年同期１１億円の営業利益）
主力商品のシステムキッチンとシステムバスが競争の激化により伸び悩み、新商品も苦戦したことから減収となり、損益面でも営業損失となりました。

・電子機器・電子金属事業　売上高　３８４億円（同５．５%増）営業利益１３２億円（同６．８%減）
半導体は、携帯電話用音源LSI がアジア市場向けを中心に増収となったほか、電子金属事業も、IT機器、デジタル家電商品の好調に支えられ売上を伸ばしました。しかしながら、損益面では、携帯電話用音源LSI の利益率低下により減益となりました。

・レクリエーション事業　売上高９４億円（同８．６%減）営業損失１１億円（前年同期４．６億円の営業損失）
リゾート施設への集客数減少により減収となりました。損益面でも減収に伴い営業損失が拡大しました。

・その他の事業　売上高１１６億円（同１２．９%減）営業損失０．５億円（前年同期４．９億円の営業利益）

ゴルフ事業は、前年同期並みの売上となったものの、FA・金型部品事業は、携帯電話用マグネシウム部品が減収となりました。また、自動車用内装部品事業も減収となりました。セグメント全体では減収減益となりました。

・ヤマハ株式会社単独の業績

ヤマハ株式会社単独中間期の業績については、売上高は１，８７６億円　（前年同期比４．３%増）、利益については、営業利益２１４億円（同１３．８%増）、経常利益２２６億円（同１４．２%増）、中間純損失１３６億円（前年同期は１９３億円の中間純利益）となりました。

□通期業績予想について　―　８月２日予想を下方修正　―

２００５年３月期の連結通期業績予想は、中間期実績及び今後の業績動向、並びに厚生年金基金代行返上による特別利益見込みを踏まえ、８月２日発表の予想数値、売上高５，５４５億円、営業利益３９０億円、経常利益４１０億円、当期純利益１９５億円を、各々、売上高５，４６５億円、営業利益３８０億円、経常利益４２５億円、当期純利益１９５億円と修正いたします。
単独業績予想についても８月２日発表予想数値、売上高３，４７０億円、営業利益２２０億円、経常利益２３０億円、当期純利益５億円を、各々、売上高３，４３０億円、営業利益２２０億円、経常利益２３５億円、当期純損失２０億円と修正いたします。

注）文章中の売上高　損益の数値は原則億円未満四捨五入で記載しております。

以上

ヤマハ株式会社　広報部　〒108-8568 東京都港区高輪 2-17-11　Tel 03-5488-6601
広報部（浜松）〒430-8650 静岡県浜松市中沢町 10-1　Tel 053-460-2210

November 2, 2004

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

Overview of Financial Results for the Interim Period of Fiscal 2005 and Outlook for the Full Fiscal year

Interim Results: Higher Sales with Lower Profits Compared with the Interim Period of the Previous Fiscal Year. An interim loss due to the accelerated implementation of impairment accounting standards.

Net sales of Yamaha Corporation were up from the interim period of the previous fiscal year in the musical instruments segment, AV/IT segment and electronic equipment and metal products segment. However, net sales in the lifestyle-related products segment, recreation segment, and others segment were below the level of the previous fiscal year.

As a consequence, total consolidated interim net sales amounted to ¥268.6 billion, representing a 0.9% increase from the interim period of the previous fiscal year making the third consecutive half-year rise. Consolidated operating income decreased 8.4%, to ¥24.2 billion, and consolidated recurring profit was down 4.9%, to ¥28.3 billion. These declines in profitability were due a drop in profit margins on LSI sound chips for use in mobile phones and the decline in sales of the lifestyle-related products and recreation segments. However, owing to the accelerated application of impairment accounting for fixed assets, which resulted in impairment losses of ¥32.5 billion on assets in the recreation segment and undeveloped land holdings, an interim loss of ¥6.1 billion was reported for the interim period.

Sales and Operation Income by Business Segment :

(Figures in parentheses are percentage changes from the interim period of the previous fiscal year.)

Musical Instruments — Sales of ¥151.2 billion (+1.4%) and operating income of ¥9.9 billion (+2.1%)

Sales of musical instruments increase slightly, as a decrease in North America was more than offset by increases in Japan and China. Sales of pianos were slack in North America, and the declining trend in Japan led to a decrease in total sales of pianos. However, sales of electronic instruments increased owing to the popularity of new Electone "STAGEA" product in Japan. In the field of music education, the declining trend in enrollment of children in music schools appears to be bottoming out and revenue from music schools for adults continued to rise smoothly.

AV/IT — Sales of ¥36.8 billion (+8.3%) and operating income of ¥2.4 billion (+70.5%)

In audio products, sales of AV receivers and home theater systems were robust in North America and Europe, leading to an increase in total sales of audio products. In information and communications equipment, sales of enterprise-use routers rose substantially. This segment reported a marked rise in profitability.

Lifestyle-Related Products — Sales of ¥21.2 billion (–8.5%) and an operating loss of ¥110 million (down from operating income of ¥1.1 billion)

Sales of YAMAHA's principal system baths and kitchens were weak, and newly launched products also faced challenging conditions, causing overall sales of these products to decline.

Electronic Equipment and Metal Products — Sales of ¥38.4 billion (+5.5%) and operating income of ¥13.2 billion (–6.8%)

In semiconductors, sales of YAMAHA LSI sound chips for mobile phones increased owing to the continued strong demand, principally in Asian markets. Sales of electronics metal products also increased, reflecting robust sales of products for use in IT equipment and digital home appliances. However, operating income decreased owing to the declining margins for LSI sound chips for mobile phones.

Recreation — Sales of ¥9.4 billion (–8.6%) and an operating loss of ¥1.1 billion (versus a loss of ¥460 million)

Segment sales declined because of the decreasing number of recreation facility customers and an operating loss of ¥1.1 billion was reported.

Others — Sales of ¥11.6 billion (–12.9%) and an operating loss of ¥50 million (versus a profit of ¥490 million)

Although sales of golf products were at the same level as during the interim period of the previous fiscal year, sales of FA products and metallic molds declined, reflecting lower sales of magnesium components for mobile phones. Sales of automobile interior wood components also declined. As a result of these developments, the segment as a whole reported lower sales and operating income.

Results on a Non-Consolidated Basis

Sales for the parent company alone amounted to ¥187.6 billion (+4.3%), operating income was ¥21.4 billion (+13.8%), recurring income amounted to ¥22.6 billion (+14.2%), and interim net loss was ¥13.6 billion (versus ¥19.3 billion income for the interim period of the previous year).

Outlook for the Full Fiscal Year (2005)

The outlook announced on August 2, 2004 has been revised downward.

Taking account of interim results, likely future trends in performance, and the extraordinary income that will be realized from the return of the substitutional portion of the Company's employee retirement benefit fund to the government, the outlook for the full fiscal year has been revised. Forecasts announced on August 2, 2004 called for consolidated net sales of ¥554.5 billion, operating profit of ¥39.0 billion, recurring profit of ¥41.0 billion, and net income of ¥19.5 billion. The revised outlook calls for net sales of ¥546.5 billion, operating profit of ¥38.0 billion, recurring profit of ¥42.5 billion, and net income of ¥19.5 billion.

Forecasts on a non-consolidated basis announced on August 2, 2004 called for sales of ¥347.0

billion, operating profit of ¥22.0 billion, recurring profit of ¥23.0 billion, and net income of ¥500 million. The revised outlook calls for sales of ¥343.0 billion, operating profit of ¥22.0 billion, recurring profit of ¥23.5 billion, and a net loss of ¥2.0 billion.

Note: Figures in the text have been rounded to nearest 100 million yen.

For further information, please contact:

YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Mr. Mike Tanaka

TEL. +81-3-5488-6601
FAX +81-3-5488-5060

2005年3月期中間期業績資料

ヤマハ株式会社

	当中間期予想 (04/08/02発表)	当中間期実績	前年中間期実績	当期予想 (04/08/02発表) 05年3月期	当期予想 (今回発表) 05年3月期	前期実績 04年3月期
売上高	2,735億円	2,686億円	2,662億円	5,545億円	5,465億円	5,395億円
国内売上高	1,652億円 (60.4%)	1,638億円 (61.0%)	1,617億円 (60.8%)	3,196億円 (57.6%)	3,157億円 (57.8%)	3,208億円 (59.5%)
海外売上高	1,083億円 (39.6%)	1,048億円 (39.0%)	1,045億円 (39.2%)	2,349億円 (42.4%)	2,308億円 (42.2%)	2,187億円 (40.5%)
営業利益	255億円 (9.3%)	242億円 (9.0%)	264億円 (9.9%)	390億円 (7.0%)	380億円 (7.0%)	451億円 (8.4%)
経常利益	280億円 (10.2%)	283億円 (10.5%)	297億円 (11.2%)	410億円 (7.4%)	425億円 (7.8%)	510億円 (9.5%)
当期利益	▲50億円	▲61億円	262億円 (9.9%)	195億円 (3.5%)	195億円 (3.6%)	435億円 (8.1%)
為替レート	110円/US$ 130円/EUR	110円/US$ 132円/EUR	119円/US$ 128円/EUR	110円/US$ 128円/EUR	110円/US$ (*3) 129円/EUR	114円/US$ 129円/EUR
ROE	▲2.0%	▲2.4%	11.5%	7.3%	7.3%	18.4%
ROA	▲1.0%	▲1.2%	5.0%	3.9%	3.9%	8.5%
1株当り利益	▲24.3円	▲29.7円	127.4円	94.6円	94.6円	210.6円
設備投資	132億円	111億円	95億円	250億円	241億円	212億円
(減価償却費)	99億円	95億円	88億円	205億円	198億円	175億円
研究開発費	115億円	113億円	111億円	231億円	227億円	225億円
実質有利子負債 (*1)	315億円	232億円	467億円	23億円	0億円	168億円
(フリーキャッシュフロー)						
営業活動	5億円	78億円	106億円	376億円	448億円	583億円
投資活動	▲110億円	▲102億円	▲88億円	▲162億円	▲143億円	▲188億円
フリーキャッシュフロー	▲105億円	▲24億円	18億円	214億円	305億円	395億円
期末在庫高	861億円	894億円	865億円	704億円	695億円	721億円
(要員数)						
国内	11,985人	11,879人	12,066人	11,777人	11,884人	11,849人
海外	12,491人	12,794人	12,694人	11,856人	11,857人	12,054人
合計 (*2)	24,476人	24,673人	24,760人	23,633人	23,741人	23,903人
(事業別売上高)						
楽器	1,510億円 (55.2%)	1,512億円 (56.3%)	1,491億円 (56.0%)	3,040億円 (54.8%)	3,065億円 (56.1%)	2,934億円 (54.4%)
AV・IT	380億円 (13.9%)	368億円 (13.7%)	340億円 (12.8%)	860億円 (15.5%)	835億円 (15.3%)	783億円 (14.5%)
リビング	215億円 (7.9%)	212億円 (7.9%)	232億円 (8.7%)	440億円 (7.9%)	420億円 (7.7%)	448億円 (8.3%)
電子機器・金属	415億円 (15.2%)	384億円 (14.3%)	364億円 (13.7%)	775億円 (14.0%)	720億円 (13.2%)	769億円 (14.3%)
レクリェーション	100億円 (3.7%)	94億円 (3.5%)	103億円 (3.9%)	200億円 (3.6%)	195億円 (3.6%)	201億円 (3.7%)
その他	115億円 (4.2%)	116億円 (4.3%)	133億円 (5.0%)	230億円 (4.1%)	230億円 (4.2%)	261億円 (4.8%)
(事業別営業利益)						
楽器	110億円	99億円	97億円	155億円	155億円	105億円
AV・IT	25億円	24億円	14億円	45億円	45億円	44億円
リビング	0億円	▲1億円	11億円	1億円	▲5億円	15億円
電子機器・金属	130億円	132億円	142億円	200億円	200億円	300億円
レクリェーション	▲10億円	▲12億円	▲5億円	▲12億円	▲15億円	▲11億円
その他	0億円	▲1億円	5億円	1億円	0億円	▲2億円

(単独の状況)						
売上高	1,870億円	1,876億円	1,799億円	3,470億円	3,430億円	3,454億円
営業利益	200億円 (10.7%)	214億円 (11.4%)	188億円 (10.4%)	220億円 (6.3%)	220億円 (6.4%)	270億円 (7.8%)
経常利益	210億円 (11.2%)	226億円 (12.0%)	198億円 (11.0%)	230億円 (6.6%)	235億円 (6.9%)	281億円 (8.1%)
当期利益	▲145億円	▲136億円	193億円 (10.7%)	5億円 (0.1%)	▲20億円	256億円 (7.4%)

＊1 実質有利子負債＝長短借入金＋転換社債－現預金

＊2 要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

＊3 下期為替レート US$=110円、EUR=127円

FY2005 Interim Period Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Initial Projections (Aug. 02, 2004) Interim Period	Results Interim Period	Results (Previous Year) Interim Period	Initial Projections (Aug. 02, 2004) FY2005	Projections FY2005	Results (Previous Year) FY2004
Net Sales	273.5	268.6	266.2	554.5	546.5	539.5
JAPAN Sales	165.2 (60.4%)	163.8 (61.0%)	161.7 (60.8%)	319.6 (57.6%)	315.7 (57.8%)	320.8 (59.5%)
Overseas Sales	108.3 (39.6%)	104.8 (39.0%)	104.5 (39.2%)	234.9 (42.4%)	230.8 (42.2%)	218.7 (40.5%)
Operating Income	25.5 (9.3%)	24.2 (9.0%)	26.4 (9.9%)	39.0 (7.0%)	38.0 (7.0%)	45.1 (8.4%)
Recurring Profit	28.0 (10.2%)	28.3 (10.5%)	29.7 (11.2%)	41.0 (7.4%)	42.5 (7.8%)	51.0 (9.5%)
Net Income	−5.0	−6.1	26.2 (9.9%)	19.5 (3.5%)	19.5 (3.6%)	43.5 (8.1%)
Currency Exchange Rate (=yen)	110/US$ 130/EUR	110/US$ 132/EUR	119/US$ 128/EUR	110/US$ 128/EUR	110/US$ (*3) 129/EUR	114/US$ 129/EUR
ROE(%)	−2.0%	−2.4%	11.5%	7.3%	7.3%	18.4%
ROA(%)	−1.0%	−1.2%	5.0%	3.9%	3.9%	8.5%
Earnings per share	−24.3yens	−29.7yens	127.4yens	94.6yens	94.6yens	210.6yens
Capital Expenditure	13.2	11.1	9.5	25.0	24.1	21.2
Depreciation	9.9	9.5	8.8	20.5	19.8	17.5
R&D Expenditure	11.5	11.3	11.1	23.1	22.7	22.5
Loans & Equivalents (*1)	31.5	23.2	46.7	2.3	0.0	16.8
Free Cash Flow						
Operating Activities	0.5	7.8	10.6	37.6	44.8	58.3
Investing Activities	−11.0	−10.2	−8.8	−16.2	−14.3	−18.8
Total	−10.5	−2.4	1.8	21.4	30.5	39.5
Inventories at end of period	86.1	89.4	86.5	70.4	69.5	72.1
No. of Employees						
JAPAN	11,985	11,879	12,066	11,777	11,884	11,849
Overseas	12,491	12,794	12,694	11,856	11,857	12,054
Total (*2)	24,476	24,673	24,760	23,633	23,741	23,903
Sales by Business segment						
Musical Instruments	151.0 (55.2%)	151.2 (56.3%)	149.1 (56.0%)	304.0 (54.8%)	306.5 (56.1%)	293.4 (54.4%)
AV/IT	38.0 (13.9%)	36.8 (13.7%)	34.0 (12.8%)	86.0 (15.5%)	83.5 (15.3%)	78.3 (14.5%)
Life Related	21.5 (7.9%)	21.2 (7.9%)	23.2 (8.7%)	44.0 (7.9%)	42.0 (7.7%)	44.8 (8.3%)
Electronic Equipment and metal	41.5 (15.2%)	38.4 (14.3%)	36.4 (13.7%)	77.5 (14.0%)	72.0 (13.2%)	76.9 (14.3%)
Recreation	10.0 (3.7%)	9.4 (3.5%)	10.3 (3.9%)	20.0 (3.6%)	19.5 (3.6%)	20.1 (3.7%)
Others	11.5 (4.2%)	11.6 (4.3%)	13.3 (5.0%)	23.0 (4.1%)	23.0 (4.2%)	26.1 (4.8%)
Operating Income by Business segment						
Musical Instruments	11.0	9.9	9.7	15.5	15.5	10.5
AV/IT	2.5	2.4	1.4	4.5	4.5	4.4
Life Related	0.0	−0.1	1.1	0.1	−0.5	1.5
Electronic Equipment and metal	13.0	13.2	14.2	20.0	20.0	30.0
Recreation	−1.0	−1.2	−0.5	−1.2	−1.5	−1.1
Others	0.0	−0.1	0.5	0.1	0.0	−0.2

Non Consolidated Basis

Net Sales	187.0	187.6	179.9	347.0	343.0	345.4
Operating Income	20.0 (10.7%)	21.4 (11.4%)	18.8 (10.4%)	22.0 (6.3%)	22.0 (6.4%)	27.0 (7.8%)
Recurring Profit	21.0 (11.2%)	22.6 (12.0%)	19.8 (11.0%)	23.0 (6.6%)	23.5 (6.9%)	28.1 (8.1%)
Net Income	−14.5	−13.6	19.3 (10.7%)	0.5 (0.1%)	−2.0	25.6 (7.4%)

*1 Loans & Equivalents = Loans(Short term , Long term) + Convertible Bonds − Cash & Bank Deposit

*2 No. of Employees = No. of Full−time Staff at end of period + Average No. of Temp. Staff

*3 2H Currency Exchange Rates US$=110JPY EUR=127JPY

The forward−looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

YAMAHA CORPORATION

Interim Flash Report

Consolidated Basis

Results for the FY2005 interim period ended September 30, 2004

November 2, 2004

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/english/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Date of the interim meeting of the Board of Directors: November 2, 2004
Stock listings: Tokyo Stock Exchange (First Section)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2004 INTERIM PERIOD (April 1, 2004 to September 30, 2004)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)
FY2005 interim period (Ended September 30, 2004)	¥268,584	0.9	¥24,200	(8.4)	¥28,288	(4.9)
FY2004 interim period (Ended September 30, 2003)	266,290	4.9	26,416	101.6	29,756	109.0
FY2004 (Ended March 31, 2004)	539,506		45,056		51,036	

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	(% change from the previous interim period)	Yen	Yen
FY2005 interim period (Ended September 30, 2004)	¥(6,115)	—	¥(29.66)	¥
FY2004 interim period (Ended September 30, 2003)	26,258	160.6	127.38	117.52
FY2004 (Ended March 31, 2004)	43,541		210.63	196.01

Notes: 1. Equity in net income of affiliates:
- FY2005 interim period ended September 30, 2004 ¥5,603 million
- FY2004 interim period ended September 30, 2003 ¥5,257 million
- FY2004 ended March 31, 2004 ¥10,447 million

2. Average number of outstanding shares during the period (consolidated):
- FY2005 interim period ended September 30, 2004 206,155,330 shares
- FY2004 interim period ended September 30, 2003 206,140,030 shares
- FY2004 ended March 31, 2004 206,146,221 shares

3. Changes in method of accounting: YES

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005 interim period (As of September 30, 2004)	¥524,656	¥253,635	48.3	¥1,230.33
FY2004 interim period (As of September 30, 2003)	536,376	242,558	45.2	1,176.57
FY2004 (As of March 31, 2004)	508,731	259,731	51.1	1,259.28

Note: Number of outstanding shares at the end of the period (consolidated):
FY2005 interim period as of September 30, 2004 206,153,318 shares
FY2004 interim period as of September 30, 2003 206,157,086 shares
FY2004 as of March 31, 2004 206,156,612 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2005 interim period (Ended September 30, 2004)	¥ 7,823	¥ (10,203)	¥12,638	¥42,019
FY2004 interim period (Ended September 30, 2003)	10,687	(8,846)	(1,608)	42,808
FY2004 (Ended March 31, 2004)	58,349	(18,775)	(50,141)	31,245

(4) Matters Related to Consolidated Companies and Companies Accounted for Using the Equity Method

Number of consolidated subsidiaries: 86

Number of non-consolidated companies accounted for using the equity method: 0

Number of affiliated companies accounted for using the equity method: 2

(5) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method

Consolidated companies:

Number of companies newly consolidated: 1

Number of companies removed from consolidation: 4

Equity method:

Number of companies newly accounted for using the equity method: 0

Number of companies removed from the equity method: 0

2. FORECAST OF RESULTS FOR FY2005 (April 1, 2004 to March 31, 2005)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2005	¥546,500	¥42,500	¥19,500

Reference: Net income per share for the fiscal year is forecast to be ¥94.59 on a consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for Fiscal 2005" under "BUSINESS RESULTS."

(References)

1. THE YAMAHA GROUP

The YAMAHA Group consists of YAMAHA CORPORATION in Japan, 106 subsidiaries and 15 affiliated companies and is involved in a wide range of businesses, including musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other fields.

Our main products and main subsidiaries and affiliated companies, as well as their positioning, are as shown below. Furthermore, business divisions are the same as business segments.

Business segment	Major products & services	Major consolidated subsidiaries
Musical instruments	Pianos, Digital musical instruments, Wind instruments, String instruments, Percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English schools, Content distribution, and Piano tuning	Yamaha Music Tokyo Co., Ltd., and 10 other domestic musical instruments sales subsidiaries Yamaha Corporation of America Yamaha Canada Music Ltd. Yamaha Music Holding Europa G.m.b.H. Yamaha Music Central Europa G.m.b.H Yamaha-Kemble Music (U.K.) Ltd. Yamaha Musique France S.A.S. P.T. Yamaha Music Manufacturing Asia Yamaha Music & Electronics (China) Co., Ltd. Tianjin Yamaha Electronic Musical Instruments, Inc.
AV/IT products	Audio products and IT equipment	Yamaha Electronics Marketing Corp. Yamaha Electronics Corporation, U.S.A. Yamaha Elektronik Europa G.m.b.H Yamaha Electronics Manufacturing (M) Sdn. Bhd. Yamaha Music & Electronics (China) Co., Ltd.
Lifestyle-related products	System kitchens, Bathrooms, Washstands, Furniture, and Parts for housing facilities	Yamaha Livingtec Corporation
Electronic equipment and metal products	Semiconductors and Specialty metals	Yamaha Kagoshima Semiconductor Inc. Yamaha Metanix Corporation
Recreation	Sightseeing facilities, Accommodation facilities, Ski resorts, and Sports facilities	Kiroro Associates, Inc., and 5 others
Others	Golf products, Automobile interior wood components, FA equipment, and Metallic molds amd components	Yamaha Fine Technologies Co., Ltd.

Principal consolidated subsidiaries are recorded separately for each area of business in which they are engaged.

2. MANAGEMENT POLICY

(1) Basic Management Policy

YAMAHA CORPORATION aims to sustain its growth as a company that draws on its accumulated technologies and know-how in its core field of sound and music as it works together with people throughout the world to enrich culture and create ***Kando****. To this end, the Company will expedite decision-making processes, work to create technological innovation, strengthen its capabilities for responding to rapidly changing markets, and meet customer needs through the development and provision of superior-quality products and services. In addition, YAMAHA will make effective use of its management resources, rationalize and improve the efficiency of its business practices, and secure a strong competitive position in the global marketplace. Furthermore, the Company is seeking to increase the transparency of its management, make certain that it can realize solid business performance, and accumulate and distribute earnings appropriately to ensure that it can meet the expectations of shareholders and investors. At the same time, the Company strives to act in accordance with the responsibilities of an exemplary corporate citizen by giving due consideration to safety and environmental protection and promoting its own rigorous compliance with relevant laws and regulations.

**Kando* is a Japanese word meaning the inspiration of hearts and minds.

(2) Basic Dividend Policy

Under its basic dividend policy, YAMAHA is working hard to strengthen its management base, increase return on equity, and pay regular, stable dividends. Internal capital reserves will be used to fund future business expansion, investment in R&D, and investment in plant and equipment with due consideration given to the Company's business results and financial condition.

(3) Goals and Management Targets

YAMAHA's new medium-term business plan drafted in February 2004 (covering the three fiscal years through FY2007) calls for the Company to, by fiscal 2007, attain the following consolidated performance figures: net sales of ¥590.0 billion, operating income of ¥50.0 billion, recurring profit of ¥52.0 billion, and net income of ¥34.0 billion. In addition, the plan aims to boost return on equity to 10% and effectively eliminate interest-bearing debt.

(4) Medium-to-Long-Term Management Strategies and Issues to be Faced

YAMAHA's new YSD50 medium-term business plan (YSD is an abbreviation of the slogan "YAMAHA Sustainable Development," while 50 symbolizes the Company's goal of boosting annual operating income to ¥50 billion and eliminating interest-bearing debt) calls for the Company to take various measures in line with the following three basic policies. The principal numerical targets of the plan are as described above.

1. Achieving Sustainable Development and Stable, High Earnings

The profitability of all businesses is to be strengthened, and a large expected increase in the profitability of musical instrument business will enable the entire YAMAHA Group to build a high-earnings structure.

a) Core Businesses

In musical instrument operations, the Company will (1) strengthen its planning, development, and marketing capabilities and thereby increase the added value of its products, (2) promote the growth of its professional audio equipment business as well as expansion in the Chinese market and become more dynamic in the Japanese market, and (3) emphasize progress in manufacturing reforms. In AV/IT operations, the Company will continue strengthening its home theater business and expanding router-related business solutions aimed at meeting the needs of enterprises and SOHO customers. In electronic equipment operations, the Company is striving to maintain a high share of global demand for mobile phone-use LSI sound chips and expand its operations in fields other than the supply of LSI chips for mobile phones. In the field of content/media, YAMAHA is steadily expanding its ringing melody distribution service business overseas and working to use portal sites to develop new businesses.

b) Other Businesses

In the lifestyle-related products segment, YAMAHA is endeavoring to establish a business model for the home renovation market and reduce its breakeven point. In the recreation segment, the Company is undertaking marketing programs that emphasize the distinctive characteristics of each facility while promoting measures to enable the facilities to differentiate themselves from competitors in the areas of cuisine, services, and other enjoyment options offered. In the golf business, the Company is raising the profile of its brand image through the establishment of the "New inpres" series of products. Regarding electronic metals, YAMAHA is endeavoring to lower the breakeven point and expand its copper connector business. In FA and metallic molds operations, the Company will emphasize measures to promote the profitability of its magnesium parts as well as to expand its business involving robots and other factory automation technologies. In automobile interior wood components operations, the Company will strengthen its cost-competitiveness through the implementation of manufacturing reforms and strive to develop business with additional customers.

c) Companywide Measures

Aiming to reduce costs by means of horizontally oriented reforms throughout its operations, YAMAHA is seeking to implement manufacturing reforms aimed at reducing procurement costs, production losses, and quality assurance related costs. YAMAHA also plans to rebuild its main information handling systems, reform its business processes based on the use of supply-chain management (SCM), rationalize operations throughout the Company, and enact various other reform measures.

2. Creating and Developing Innovative, High-Quality Products and Businesses

In each of its businesses, YAMAHA will emphasize efforts focused on the medium- and top-level segments of the relevant markets, thereby promoting its superior brand positioning and simultaneously developing additional demand through the concerted use of the Company's capabilities to create and market innovative products.

3. Emphasizing Corporate Social Responsibility (CSR)

Aiming to ensure that its corporate value and brand value can be expanded and developed on a sustained basis, YAMAHA is determined to fulfill its responsibilities regarding the business world, the natural environment, and society. At the same time, the Company is adjusting its management systems with an eye to promoting continual improvement in its fulfillment of those responsibilities.

(5) Corporate Governance

Basic Stance Regarding Corporate Governance

Yamaha regards strengthening its corporate governance systems as one of its most important management issues and is actively involved in strengthening these initiatives.

To continually develop its corporate and brand value, Yamaha is working to fulfill its economic, environmental, and social responsibilities by drawing on its accumulated technologies and know-how in its core field of sound and music as it works together with people throughout the world to enrich culture and create ***Kando***.

Yamaha is endeavoring to improve its management organizational systems and frameworks as well as implement the necessary measures to achieve these objectives. In addition, Yamaha's basic stance regarding its corporate governance is that taking initiatives to achieve transparency in management through timely disclosure of information is essential.

Implementation of Corporate Governance Measures

a) Basic Outline of Yamaha's Governance Structure

DIRECTORS AND THE BOARD OF DIRECTORS

Yamaha's Board of Directors had eight members as of September 30, 2004, including two representative directors and one outside director. In principle, the Board meets once a month.

The Board has overall responsibility for formulating strategies of the Yamaha Group, decision-making, monitoring of business execution in Company divisions, providing guidance, and performing other managerial functions. Yamaha has introduced the Executive Officer System in order to clearly distinguish overall management functions from direct execution and implement of business activities at the divisional level and is working to strengthen its corporate governance functions centered around the Board of Directors.

AUDITORS AND THE BOARD OF AUDITORS

Yamaha has adopted the corporate auditor system, and its Board of Auditors has four members, including two outside auditors. In principle, the Board of Auditors meets once a month and formulates its plans for periodic and comprehensive auditing of executive divisions and Group companies. Members of the Board of Auditors also attend the Executive Council and other important meetings.

The Board of Auditors is also responsible for working closely with the Company's independent auditors and receives periodic progress reports on the auditing of the financial statements from them to ensure the appropriateness of the auditing process.

In addition, to secure the necessary environment for effective corporate auditing, the Board of Auditors has established a Corporate Auditors Office as an administrative team for auditors.

MANAGEMENT MEETING

To discuss management issues on an ongoing basis and achieve consensus of opinion among members of management, Yamaha has formed the Executive Council, which, in principle, meets twice a month. Members of the Council are managing directors and a senior executive officer, and meetings of the Council are attended by a representative of the Board of Auditors.

EXECUTIVE OFFICERS

Yamaha introduced the Executive Officer system in February 2001 with the objectives of strengthening consolidated Group management functions and accelerating management decision-making. To enable members of the Board of Directors and Executive Officers to perform their duties to the best of their abilities, the Company has clearly delineated the respective roles and functions of Directors and Executive Officers. In addition, the execution of business activities in principle is conducted by Executive Officers. There are twelve Executive Officers, comprising one Senior Executive Officer and 11 Executive Officers.

COMPANYWIDE GOVERNANCE COMMITTEE

In June 2004, Yamaha formed the Companywide Governance Committee, comprised of the Compliance Committee, the Corporate Social Responsibility (CSR) Committee, and the Corporate Officer Personnel Committee.

The Compliance Committee conducts activities on a Companywide basis to promote the fulfillment of social responsibilities and compliance with laws and regulations.

The CSR Committee carries out activities to promote voluntary activities that contribute to society with the objective of pursuing achievement of autonomously established standards beyond those required by the law.

The Corporate Officer Personnel Committee is responsible for discussing the selection of candidates for the positions of Director, Auditor, and Executive Officer and thereby increasing the transparency and fairness of the process for selection of management candidates appointed to these positions. In addition, the Corporate Officer Personnel Committee is responsible for considering programs for nurturing future candidates for management positions and management compensation.

b) Outline of Yamaha's Governance Structures and Internal Control Systems

An outline of the Company's corporate governance and internal control systems is shown below.


General Meeting of Shareholders
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Board of Directors
(Consisting of eight Directors, including one outside Director)
Auditing
Board of Auditors,
(Consisting of four members, including two full-time auditors and two outside auditors)
Reports
Independent Auditors
Selection
Selection/dismissal/auditing
Selection
Approval of selection/reelection
Judgments regarding appropriateness of auditing
Reports
Corporate Auditors Office
Representative Directors (two)
Advice
Guidance
Reports
Compliance Committee
CSR Committee
Corporate Officer Personnel Committee
Companywide Governance Committee
Auditing Division
Recommendations and reports
Executive Council
(Comprising seven Directors and one Senior Executive Officer)
Brand Management Committee
Environment Committee
Export Screening Committee
Personal Information Protection Promotion Committee
Health and Safety Promotion Committee
Companywide Specialized Promotion Committees
Promotional Headquarters, Screening Committee
Advice
Auditing
Executive Officers
Comprising one Senior Executive Officer and 11 Executive Officers
Operating Divisions/Group Companies

c) Current State of Risk Management Systems

Yamaha deals with the various risks that may arise in its operations by establishing flexible and optimal systems appropriate to the magnitude of potential impact on management by creating risk management systems suited to the risks it may confront. These range from systems for response for those with different scopes of responsibility to establishing a Companywide risk management structure.

In addition, the Company has formed an Auditing Division that reports directly to the President and Representative Director to consider and evaluate systems for management and operation throughout the Company's activities and the legality and rationality of the conduct of the Company's activities. This office is responsible for providing information based on its deliberations as well as advice and proposals for improvement. By remaining in close contact and conducting discussions with the Company's auditors and external auditors, the Auditing Division is working to enhance the efficiency of the auditing process.

The committees related to risk management are as follows.

Compliance Committee

To ensure compliance in the Company's operations, Yamaha formed a Compliance Committee in January 2003. This committee has a Groupwide implementation system that aims to realize adherance with the Company's corporate principles through the promotion of compliance with laws and regulations as well as internal rules, while conducting deliberations and making decisions regarding matters related to improvements in corporate ethics. Specific activities include the preparation of a compliance guide and the implementation of training programs to enhance awareness of compliance among all Group personnel, including Directors. The Committee has also established a compliance help line.

Brand Management Committee

The functions of this committee include determining the appropriateness of the display of the YAMAHA brand and preparation of guidelines for brand management with the aim of building and defending the value of the YAMAHA brand.

Environment Committee

The roles of this committee include taking proactive initiatives in relation to environmental issues, ensuring compliance with environmental legislation, and preventing environmental pollution that may arise from the Company's business activities.

EXPORT SCREENING COMMITTEE

This committee was formed to ensure compliance with laws that forbid the proliferation of weapons of mass destruction and the preparation of the Company's Export Management Regulations, which are intended to ensure the appropriate conduct of export activities. The committee's activities also include promoting the awareness of these regulations and the supervision of their implementation.

PERSONAL INFORMATION PROTECTION PROMOTION COMMITTEE

Yamaha has established its Personal Information Protection Promotion Committee with the objectives of creating fundamental policies and appropriate rules for administration systems and management methods related to the protection of personal information held throughout the Company (including domestic Group companies) as well as taking measures to ensure related legal compliance and the prevention of information leaks and similar incidents. The committee also is responsible for coordinating activities between different departments, resolving problems that affect multiple departments, and planning and implementing related educational and training programs.

HEALTH AND SAFETY PROMOTION COMMITTEE

This committee works constantly to implement measures to prevent the occurrence of disasters and accidents to ensure the safety of employees, customers, and other related parties and to develop comprehensive measures to deal with disasters and other contingencies after they occur.

This committee has appointed six divisional heads by area, namely the Labor Safety Committee Chairperson, the Disaster Policy Chairperson, Companywide Traffic Safety Chairperson, the Health and Wellness Chairperson, the Office Safety and Sanitation Chairperson, and the Overseas Safety Chairperson.

d) Summary of Potential Conflicts of Interest Including Relationships between the Company and its Outside Directors and Outside Auditors as well as Capital and Transactions Relationships

As of September 30, 2004, the Company had one outside member on its Board of Directors and two outside members on its Board of Auditors.

Toru Hasegawa, the outside member of the Board of Directors, also serves as the President and Representative Director of Yamaha Motor Co., Ltd., an affiliate of the Company.

Naomoto Ohta, one of the standing outside auditors, resigned as an employee of the Company in June 1994, and has held the position of auditor of the Company from that time to the present. Kunio Miura, the other outside auditor is a lawyer and has no personal, capital, or transactional relationship with the Company that might give rise to a conflict of interest.

e) Initiatives over the Past Year toward Improving the Company's Corporate Governance

During the one-year period from October 1, 2003, to September 30, 2004, the Board of Directors met 13 times and the Executive Council 23 times to decide on necessary operating matters and consider important management issues. The Board of Auditors met 16 times during this same period to consider ways of improving its capabilities for monitoring and auditing such matters as the state of compliance promotion initiatives; systems and the operation of systems for disaster and safety management; quality management; systems and the operation of systems for product liability management; and systems and the operation of systems for information risk management. Moreover, the Board of Auditors prepared a schedule for and conducted periodic audits of business divisions and subsidiaries.

In addition, regarding the Companywide Governance Committee, the Management Appointments Committee convened and selected two new Executive Officers and conducted continuing deliberations related to compensation for Directors. Moreover, the Compliance Committee worked to enhance its activities by responding to issues raised by calls to the compliance help line, expanding compliance activities related to outside employees, and making decisions regarding the compliance promotion activities section of the Yamaha website. In April 2004, the Company launched the CSR Committee, which, as a Companywide committee, will be responsible for the area of social contributions that the Company will undertake on a voluntary basis.

Regarding Companywide Specialized Promotion Committees, Promotional Headquarters, and Screening Committees, in September 2004, Yamaha established its Companywide Personal Information Protection Promotion Committee with the objective of taking various measures to prepare for Japan's Personal Information Protection Law, which is scheduled to take effect in 2005, as well as to ensure that the appropriate protection of personal information after the law takes effect.

3. BUSINESS RESULTS

(1) Fiscal 2005 Interim Summary

During the interim period under review, the Japanese economy was firm owing to such factors as a rise in private-sector capital investment against the backdrop of a gradual recovery in personal consumption and growth in exports and manufacturing production. Overseas, economic expansion was sustained in the United States and Asian countries, and economic recovery was seen in Europe. In the latter half of the interim period, however, concerns increased regarding such issues as the impact on the global economy of surging oil prices and the possibility of measures to prevent economic overheating in China.

Amid these conditions, YAMAHA began implementing its YSD50 medium-term business plan, which covers the three years beginning from the fiscal year under review, by proactively taking measures with respect to various management issues while placing particular emphasis on building a profit structure that enables the Group to maintain stable and high levels of profitability.

Regarding sales conditions, sales were up from the interim period of the previous fiscal year in the musical instruments segment, AV/IT segment, and electronic equipment and metal products segment. Sales in the lifestyle-related products segment, recreation segment, and others segment were below the levels in the interim period of the previous fiscal year.

As a result, total consolidated interim net sales amounted to ¥268,584 million, up 0.9% from the interim period of the previous fiscal year. Of this, domestic sales totaled ¥163,778 million, up 1.2%, and overseas sales were ¥104,805 million, up 0.3%.

Regarding income, operating income decreased 8.4%, to ¥24,200 million, while recurring profit declined 4.9%, to ¥28,288 million. Owing to the accelerated application of impairment accounting for the fixed assets, however, an interim net loss of ¥6,115 million was recorded, compared with interim net income of ¥26,258 million in the previous period.

Results by business segments was as follows:

Musical Instruments

Sales of musical instruments grew slightly, as a decrease in North America was more than offset by increases in Japan and China. Sales of pianos were slack in North America, and the trend of declining demand in Japan led to a decrease in total sales of pianos. Sales of electronic instruments increased owing to the popularity of new Electone "STAGEA™" products in Japan. Sales of wind, string, and percussion instruments were approximately unchanged.

In the field of music education, the trend of decline in enrollment of children in music schools appeared to be ending, and revenue from schools for adult students continued rising smoothly. Revenue from English-language classrooms were approximately unchanged.

Regarding YAMAHA's ringing melody distribution services, revenue slightly increased due to growing overseas markets.

Due to these factors, segment sales amounted to ¥151,165 million, a 1.4% increase from the interim period of the previous fiscal year, and operating income totaled ¥9,895 million, up 2.1% from the interim period of the previous fiscal year.

AV/IT Products

In audio products, sales of AV receivers and home theater systems were strong in North America and Europe, and total sales of audio products increased. In information and communications equipment, sales of enterprise-use routers surged greatly.

Consequently, segment sales totaled ¥36,818 million, a 8.3% increase from the interim period of the previous fiscal year, and operating income advanced 70.5%, to ¥2,436 million.

Lifestyle-Related Products

Amid intensifying competition, sales of YAMAHA's principal system baths and kitchens were slack, and newly launched products also faced challenging conditions, causing overall sales of such products to decline.

Thus, segment sales totaled ¥21,214 million, down 8.5% from the interim period of the previous fiscal year, and an operating loss of ¥115 million was recorded, compared with operating income of ¥1,105 million in the interim period of the previous fiscal year.

Electronic Equipment and Metal Products

In semiconductors, sales of YAMAHA LSI sound chips for mobile phones increased owing to the continued strong demand in Asian markets. Profits from these products, however, decreased due to a declining profit margin. Sales of electronic metals products also increased, reflecting robust sales of products for use in IT equipment and digital home appliances.

As a result, segment sales totaled ¥38,379 million, a 5.5% increase from the interim period of the previous fiscal year, although operating income decreased 6.8%, to ¥13,192 million.

Recreation

Amid harsh conditions in the domestic travel market, a hot summer and fierce typhoons decreased the number of recreation facility customers along with the revenues of those facilities. To increase management efficiency, a recreation business subsidiary, Kiroro Development Corporation, was absorbed by the parent Company on July 1, 2004.

Due to these factors, segment sales totaled ¥9,413 million, a 8.6% decrease from the interim period of the previous fiscal year, and an operating loss of ¥1,154 million was recorded, compared with an operating loss of ¥464 million in the interim period of the previous fiscal year.

Others

Domestic sales of golf products continued to be strong, but a decrease in exports kept overall sales of golf products to approximately the same level as in the interim period of the previous fiscal year. Sales of FA products and metallic molds declined, reflecting lower sales of magnesium components for mobile phones due to inventory adjustments among mobile phone makers. Sales of automobile interior wood components also declined.

Consequently, segment sales amounted to ¥11,592 million, a 12.9% decrease from the interim period of the previous fiscal year, and an operating loss of ¥54 million was recorded, compared with operating income of ¥493 million in the interim period of the previous fiscal year.

Results by Region were as follows:

In Japan, sales totaled ¥171,530 million, up 1.4% from the interim period of the previous fiscal year, and operating income surged 8.2%, to ¥23,275 million. In North America, sales decreased 3.2%, to ¥39,212 million, and operating income declined 1.2%, to ¥1,999 million. In Europe, sales increased 2.0%, to ¥38,894 million, although operating income decreased 2.6%, to ¥2,232 million. In the Asia, Oceania, and Other region, sales grew 2.4%, to ¥18,947 million, and operating income advanced 7.1%, to ¥2,796 million.

(2) Forecast for Fiscal 2005

For the full fiscal year ending March 31, 2005, the Company is forecasting expansion in its musical instruments and AV/IT products businesses, but conditions surrounding the market for LSI sound chips for mobile phones and conditions in certain other businesses are uncertain. In view of these circumstances, for the fiscal year ending March 2005, the Company is forecasting net sales of ¥546.5 billion (an increase of 1.3% over the previous fiscal year), recurring income of ¥42.5 billion (a decline of 16.7%), and net income of ¥19.5 billion (a decline of 55.2%).

2. FINANCIAL POSITION

(1) Interim Period Cash Flows

The net increase in cash and cash equivalents at the end of the interim period was ¥11,112 (compared with a ¥603 million net decrease in the interim period of the previous year), and cash and cash equivalents at end of period amounted to ¥42,019 million.

Cash Flows from Operating Activities

Net cash provided by operating activities totaled ¥7,823 million, compared with ¥10,687 million in the interim period of the previous year. This reflected the recording of ¥4,281 million in loss before income taxes and minority interests (compared with ¥28,719 million in income before income taxes and minority interests in the interim period of the previous year), which was somewhat compensated for by the recording of losses of ¥32,549 million on the impairment of fixed assets.

Cash Flows from Investing Activities

Net cash used in investing activities, primarily for capital investments, amounted to ¥10,203 million, compared with ¥8,846 million in the interim period of the previous year.

Cash Flows from Financing Activities

Net cash provided by financing activities totaled ¥12,638 million, compared with ¥1,608 million of net cash used in investing activities in the interim period of the previous year, primarily due to short-term borrowings.

Trends in Cash-Flow Indicators

	FY2003 interim period	FY2004 interim period	**FY2005 interim period**	FY2003	FY2004
Equity ratio	39.3%	45.2%	**48.3%**	41.8%	51.1%
Equity ratio based on current market prices	45.4%	81.3%	**65.9%**	53.7%	78.8%
Debt redemption period (years)	—	—	—	2.8 years	0.9 year
Interest coverage ratio	—	13.0	**18.3**	16.0	36.9

(Calculation Methods)

Equity ratio = shareholders' equity ÷ total assets

Equity ratio based on current market prices = total market value of common stock ÷ total assets

Debt redemption period (years) = interest-bearing debt ÷ net cash provided by operating activities (Not recorded for the interim period)

Interest coverage ratio = net cash provided by operating activities ÷ interest payments

Notes:

1. All indicators are calculated based on consolidated financial figures.
2. Interest-bearing debt includes all balance-sheet debt for which interest payments are being made.
3. Figures for net cash provided by operating activities and interest payments are those from the consolidated statement of cash flows.
4. The interest coverage ratio for the interim period ending September 30, 2002, is not presented herein because cash flows from operating activities were negative.

(2) Forecast for Fiscal 2005

Outlook for the Full Fiscal Year

During the fiscal year ending March 31, 2005, cash flows provided by operations are expected to decline. Regarding cash flows used in investing activities, the Company is expected to increase its capital investments, and, regarding cash flows from financing activities, the Company is scheduled to repay certain of its borrowings.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2005 interim period (as of Sept. 30, 2004)	FY2004 interim period (as of Sept. 30, 2003)	FY2004 (as of Mar. 31, 2004)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 42,521**	¥ 44,248	¥ 32,053
Notes and accounts receivable	**88,057**	91,034	81,114
Marketable securities	**1,250**	850	1,150
Inventories	**89,407**	86,493	72,146
Deferred income taxes	**17,361**	11,061	12,291
Other current assets	**6,075**	5,549	5,337
Allowance for doubtful accounts	**(2,226)**	(2,421)	(2,389)
Total current assets	**242,447**	236,815	201,704
Fixed assets:			
Tangible assets			
Buildings and structures	**44,571**	66,371	66,524
Machinery and equipment	**22,240**	21,015	20,591
Tools, furniture and fixtures	**13,424**	12,093	13,211
Land	**64,288**	76,776	75,362
Construction in progress	**1,639**	2,317	2,978
Total tangible assets	**146,164**	178,574	178,667
Intangible assets	**1,068**	1,081	944
Investments and other assets			
Investment securities	**103,599**	91,173	101,017
Deferred income taxes	**22,427**	21,029	17,379
Other assets	**10,170**	8,991	10,102
Allowance for doubtful accounts	**(1,220)**	(1,290)	(1,083)
Total investments and other assets	**134,977**	119,904	127,415
Total fixed assets	**282,209**	299,560	307,026
Total assets	**¥524,656**	¥536,376	¥508,731

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2005 interim period (as of Sept. 30, 2004)	FY2004 interim period (as of Sept. 30, 2003)	FY2004 (as of Mar. 31, 2004)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 47,088**	¥ 42,524	¥39,947
Short-term loans	**35,302**	34,150	16,711
Convertible bonds scheduled for redemption within one year	**—**	24,317	—
Current portion of long-term debt	**26,612**	4,333	7,388
Accrued expenses	**39,575**	37,379	45,888
Income taxes payable	**9,704**	—	2,492
Various reserves	**3,687**	3,026	3,065
Other current liabilities	**7,229**	11,352	8,101
Total current liabilities	**169,200**	157,083	123,596
Long-term liabilities:			
Long-term debt	**3,746**	28,134	24,772
Deferred income taxes on land revaluation	**14,353**	13,568	13,569
Accrued employees' retirement benefits	**47,433**	52,456	50,012
Directors' retirement benefits	**890**	877	939
Long-term deposits received	**29,581**	36,137	30,799
Other long-term liabilities	**1,839**	1,812	1,798
Total long-term liabilities	**97,845**	132,987	121,891
Total liabilities	**267,046**	290,071	245,488
MINORITY INTERESTS	**3,974**	3,746	3,511
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,533	28,534
Capital surplus	**40,054**	40,052	40,054
Earned surplus	**188,658**	187,983	203,485
Reserve for land revaluation	**22,088**	15,417	15,866
Net unrealized holding gains on other securities	**8,806**	5,473	10,979
Translation adjustments	**(34,244)**	(34,660)	(38,937)
Treasury stock, at cost	**(262)**	(242)	(252)
Total shareholders' equity	**253,635**	242,558	259,731
Total liabilities and minority interests and shareholders' equity	**¥524,656**	¥536,376	¥508,731

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statement of Operations

	FY2005 interim period (April 1, 2004–Sept. 30, 2004)		FY2004 interim period (April 1, 2003–Sept. 30, 2003)		FY2004 (April 1, 2003–Mar. 31, 2004)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥268,584**	**100.0**	¥266,290	100.0	¥539,506	100.0
Cost of sales:	**165,747**	**61.7**	164,416	61.7	338,057	62.7
Gross profit	**102,837**	**38.3**	101,873	38.3	201,449	37.3
Unrealized profit	**130**		95		244	
Total gross profit	**102,968**	**38.3**	101,969	38.3	201,693	37.4
Selling, general and administrative expenses:						
Sales commissions	**1,243**		1,188		2,470	
Transport expense	**6,862**		6,510		13,266	
Advertising and sales promotion expenses	**11,727**		10,222		22,424	
Various reserves	**4,667**		5,123		9,726	
Personnel expenses	**31,483**		31,005		63,352	
Rent	**1,846**		1,746		3,430	
Depreciation and amortisation	**2,638**		2,398		4,762	
Other	**18,298**		17,355		37,201	
Total selling, general and administrative expenses	**78,767**	**29.3**	75,552	28.4	156,637	29.0
Operating income	**24,200**	**9.0**	26,416	9.9	45,056	8.4
Non-operating income:						
Interest received	**158**		150		281	
Dividends received	**333**		212		257	
Equity in earnings of unconsolidated subsidiaries and affiliates	**5,603**		5,257		10,447	
Other	**863**		936		1,853	
Total non-operating income	**6,959**	**2.6**	6,557	2.5	12,841	2.4
Non-operating expenses:						
Interest paid	**445**		783		1,535	
Cash discounts	**1,923**		2,096		4,378	
Other	**503**		338		948	
Total non-operating expenses	**2,871**	**1.1**	3,217	1.2	6,861	1.3
Recurring profit	**28,288**	**10.5**	29,756	11.2	51,036	9.5
Other profit:						
Gain on sale of fixed assets	**208**		78		123	
Reversal of allowances	**184**		94		343	
Gain on sale of investment securities	**198**		20		5	
Gain on sale of stock in subsidiaries	—		—		14	
Gain on liquidation of subsidiaries	—		—		126	
Total other profit	**592**	**0.2**	193	0.1	613	0.1
Other loss:						
Loss on removal of fixed assets	**605**		549		2,420	
Loss on impairment of fixed assets	**32,549**		—		—	
Loss from revaluation on investment securities	**4**		19		110	
Loss on revaluation of stock in subsidiaries	**2**		67		393	
Structural reform expenses	—		252		6	
Fines and penalties	—		341		339	
Social insurance fees for previous years payable upon transition to comprehensive remuneration system	—		—		922	
Total other loss	**33,161**	**12.3**	1,230	0.5	4,193	0.8
Loss (income) before income taxes and minority interests	**(4,281)**	**(1.6)**	28,719	10.8	47,456	8.8
Current income taxes (benefit)	**9,198**	**3.4**	2,321	0.9	4,769	0.9
Deferred income taxes (benefit)	**(7,722)**	**(2.8)**	(164)	(0.1)	(1,387)	(0.3)
Minority interests	**358**	**0.1**	303	0.1	532	0.1
Net loss (income)	**¥ (6,115)**	**(2.3)**	¥ 26,258	9.9	¥ 43,541	8.1

Note: Figures of less than ¥1 million have been omitted.

(3) Retained Earnings

	Millions of yen					
	FY2005 interim period (April 1, 2004– Sept. 30, 2004)		FY2004 interim period (April 1, 2003– Sept. 30, 2003)		FY2004 (April 1, 2003– Mar. 31, 2004)	
CAPITAL SURPLUS						
Balance at beginning of period:						
Capital reserve		**¥ 40,054**		¥ 40,052		¥ 40,052
Increase in capital surplus						
Conversion of convertible bonds	**¥ —**	**—**	¥ —	—	¥ 1	1
Balance at end of period		**40,054**		40,052		40,054
EARNED SURPLUS						
Balance at beginning of period		**203.485**		162,344		162,344
Additional earned surplus:						
Net income	**—**		26,258		43,541	
Effect of change in scope of consolidation	**—**		545		545	
Effect of change in interests in subsidiaries	**—**		109		—	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	**162**		—		569	
Increase from accounting period changes of consolidated subsidiaries	**—**	**162**	64	26,977	64	44,721
Deduction from earned surplus:						
Cash dividends paid	**2,063**		1,031		2,063	
Bonuses to directors and statutory auditors	**121**		82		82	
Net loss	**6,115**		—		—	
Effect of change in scope of consolidation	**36**		116		116	
Effect of change in interests in subsidiaries	**192**		—		95	
Reversal of reserve for land revaluation	**6,460**		106		1,220	
Reversal of reserve for land revaluation resulting from interest change in subsidiaries	**—**	**14,990**	0	1,337	—	3,579
Balance at end of period		**¥188,658**		¥187,983		¥203,485

(4) Consolidated Statement of Cash Flows

	FY2005 interim period (April 1, 2004–Sept. 30, 2004)	FY2004 interim period (April 1, 2003–Sept. 30, 2003)	FY2004 (April 1, 2003–Mar. 31, 2004)
Cash flows from operating activities:			
(Loss) income before income taxes and minority interests	**¥(4,281)**	¥28,719	¥47,456
Depreciation and amortization	**9,505**	8,702	17,522
Impairment losses	**32,549**	—	—
Amortization of consolidated goodwill	**38**	63	173
Allowance for doubtful accounts	**(80)**	(197)	(407)
Loss from revaluation of investment securities	**4**	19	110
Loss on revaluation of capital in subsidiaries	**2**	67	393
Decrease in employees' retirement benefits, net of payments	**(2,611)**	(1,579)	(3,983)
Interest and dividend income	**(491)**	(363)	(539)
Interest expenses	**445**	783	1,535
Loss on foreign exchange	**(81)**	154	217
Equity in earnings of unconsolidated subsidiaries and affiliates	**(5,603)**	(5,257)	(10,447)
Gain on sale of investment securities	**(198)**	(20)	(5)
Gain on sale of stock in subsidiaries	—	—	(14)
Gain on liquidation of subsidiaries	—	—	(126)
Gains on sale of fixed assets	**(208)**	(78)	(123)
Loss on disposal of fixed assets	**605**	549	2,420
Structural reform expenses	—	252	6
Fines and penalties	—	341	339
Increase in accounts and notes receivable—trade	**(5,087)**	(10,284)	(698)
Decrease (increase) in inventories	**(14,886)**	(7,421)	6,346
Increase in accounts and notes payable	**6,262**	3,668	1,283
Other, net	**(6,251)**	(4,230)	2,791
Subtotal	**9,631**	13,888	64,248
Interest and dividends receivable	**969**	786	1,301
Interest paid	**(426)**	(824)	(1,582)
Fines and penalties paid	—	(341)	(339)
Income taxes paid and refunded	**(2,350)**	(2,821)	(5,278)
Net cash (used in) provided by operating activities	**7,823**	10,687	58,349
Cash flows from investing activities:			
Net increase in time deposits	**343**	101	697
Purchases of fixed assets	**(12,769)**	(9,106)	(18,721)
Proceeds from sale of fixed assets	**1,886**	275	552
Purchases of investment securities	**(111)**	(164)	(266)
Proceeds from sale of investment securities	**272**	140	371
Payments for capital investments	**(21)**	(550)	(2,156)
Payment for loans receivable	**(11)**	(20)	(77)
Collection of loans receivable	**208**	478	825
Other, net	**(1)**	0	0
Net cash used in investing activities	**(10,203)**	(8,846)	(18,775)
Cash flows from financing activities:			
Decrease (increase) in short-term loans	**18,032**	6,612	(11,179)
Proceeds from long-term debt	**1,323**	300	2,651
Repayments of long-term debt	**(3,375)**	(6,390)	(8,778)
Redemption of convertible bonds	—	—	(24,314)
Proceeds from resort member deposits	**7**	—	—
Repayments of resort member deposits	**(1,224)**	(710)	(6,049)
Purchases of treasury stock	**(11)**	(12)	(23)
Cash dividends paid	**(2,063)**	(1,031)	(2,063)
Cash dividends paid to minority shareholders	**(50)**	(375)	(384)
Net cash provided by (used in) financing activities	**12,638**	(1,608)	(50,141)
Effect of exchange rate changes on cash and cash equivalents	**853**	(836)	(1,599)
Net increase (decrease) in cash and cash equivalents	**11,112**	(603)	(12,167)
Cash and cash equivalents at beginning of period	**31,245**	42,976	42,976
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	—	1,150	1,150
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	**(337)**	(127)	(127)
Increase/decrease in cash and cash equivalents accompanying changes to the accounting periods of consolidated subsidiaries	—	(587)	(587)
Cash and cash equivalents at end of period	**¥42,019**	¥42,808	¥31,245

(5) Basic Items for the Preparation of the Consolidated Financial Statement

1. *Scope of Consolidation*

Consolidated subsidiaries: 86 corporations

During the fiscal 2005 interim period, one overseas subsidiary was brought into the consolidated group. In addition, a total of four subsidiaries (three Japanese subsidiaries and one overseas subsidiary) were removed from the consolidated group.

The names of major consolidated subsidiaries are listed in "1. The YAMAHA Group."

The effect of the assets, net sales, net income/loss and retained earnings of Yamaha Life Service Co., Ltd., and other non-consolidated subsidiaries on the consolidated financial results was immaterial.

2. *Application of Equity Method*

Non-consolidated subsidiaries accounted for by the equity method: 2

The principal non-consolidated subsidiary is Yamaha Motor Co., Ltd.

Principal non-consolidated subsidiaries and affiliates to which the equity method has not been applied:

Yamaha Life Service Co., Ltd.

Yamaha–Olin Metal Corporation

Reasons why the equity method has not been applied:

The effect of these net income/loss and retained earnings on the consolidated financial results was immaterial.

3. *Interim Periods of Consolidated Subsidiaries*

Settlement days for consolidated subsidiaries, with the exception of the following 6 companies, are all the same as that for the Company.

Yamaha de Mexico, S. A. de C. V.
Tianjin Yamaha Electronic Musical Instruments, Inc.
Guanzhou Yamaha–Pearl River Piano Inc.
Xiaoshan Yamaha Musical Instrument Co., Ltd.
Yamaha Music & Electronics (China) Co., Ltd.
Yamaha Electronics (Suzhou) Co., Ltd.

The interim periods of all of the above listed six companies ended June 30 and the determination of these accounts was based on rational procedures in accordance with procedures for regular accounts.

4. *Accounting Standards*

a) Basis and Method of Evaluation of Significant Assets

Marketable securities

Securities to be held until maturity:	At amortized cost (straight-line method)

Other marketable securities

With market value:	At fair value as of the balance-sheet date (changes in fair value are recorded in a separate component of shareholders' equity in an amount net of tax, and the periodic average method is used to calculate the original cost)
Without market value:	At cost, determined by the periodic average method

Derivatives

At fair value

Inventories

Inventories of the Company and its domestic consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the last-in, first-out method. Inventories of the Company's foreign consolidated subsidiaries are stated principally at the lower of cost or market, cost being determined by the moving average method.

b) Method of Depreciation

Tangible fixed assets

Mainly calculated by the declining-balance method except facilities connected to certain consolidated subsidiaries employ the straight-line method at rates based on the estimated useful lives of the respective assets.

Useful lives of tangible fixed assets are as follows:
Buildings: 31-50 years (attachment facilities are mainly 15 years)
Structures: 10-30 years
Machinery and Equipment: 4-11 years
Tools, furniture and fixtures: 5-6 years (metallic molds are mainly two years)

Change in Accounting Policies

Previously, the Company applied the straight-line method for computing depreciation of fixed assets in its recreation business. However, in view of the recent deterioration of the environment for the recreation business and the increasing diversity of tastes and interests of consumers regarding their leisure pursuits, the Yamaha Group's recreation facilities are becoming economically obsolescent. Accordingly the Company has begun to apply the declining balance method in computing depreciation for these assets.

As a result of this change, write-downs owing to impairment of fixed assets on a consolidated basis for the interim period under review increased by ¥651 million. In addition, recurring profit and income before income taxes and minority interests for the interim period were ¥651 million lower than they would have been otherwise.

c) Accounting for Reserves and Benefits

Allowance for doubtful accounts

To provide for losses on doubtful accounts, provisions are made equal to projected losses as calculated based on the following methods.

Normal accounts: loan loss experience ratio method

Doubtful accounts: financial composition evaluation method

Accrued Employees' Retirement Benefits

Accrued employees' retirement benefits are provided on an accrual basis based on the projected retirement benefit obligation and the pension fund assets calculated using various actuarial assumptions as of the end of the period.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years) which are shorter than the average remaining years of service of the employees.

Following the promulgation of the Defined-Benefit Corporate Pension Law, the Company and some of its domestic consolidated subsidiaries obtained permission from the Minister of Health, Labour and Welfare on November 1, 2003, to be exempted from future payment obligations associated with the substitutional portion of the employee welfare pension fund (and return the value of that portion to the government.) On the final day of the consolidated fiscal year under review, the estimated reimbursement value (minimum actuarial liability) was ¥23,319 million. Supposing that this reimbursement value (minimum actuarial liability) was paid on the final day of the consolidated fiscal year under review, it is estimated, based on Chapter 44, Paragraph 2, of the Japanese Institute of Certified Public Accountants (JICPA) Accounting Committee Report No. 13, "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)," that this would result in the Company recording a net gain of ¥19,437 million.

Directors' Retirement Benefits

The Company makes provisions for directors' retirement benefits equivalent to the amount that would be required as of the balance sheet date based on the Company's internal rules.

d) Foreign Currency Transactions

Monetary assets and liabilities of the Company and its domestic subsidiaries denominated in foreign currencies are translated at the current exchange rates in effect at each balance sheet date. The resulting foreign exchange gains or losses are recognized as other income or expenses. Assets and liabilities of the foreign consolidated subsidiaries are translated at the current exchange rates in effect at each balance sheet date and revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests.

e) Accounting for Lease Transactions

Lease agreements are generally accounted for as operating leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

f) Hedge Accounting

1. Method of Hedge Accounting

Translation differences arising from forward foreign exchange contracts with respect to receivables and payables denominated in foreign currencies are accounted for using the allocation method. Anticipated transactions denominated in foreign currencies designated as hedging instruments are accounted for using deferral hedge accounting.

2. Hedged Items and Hedging Instruments

Hedged items	Forward foreign exchange contracts, purchased options with foreign currency-denominated put and yen-denominated calls
Hedging instruments	Receivables and payables denominated in foreign currencies and anticipated transactions denominated in foreign currencies

3. Hedging Policy

The Company and consolidated subsidiaries enter into forward foreign exchange contracts and currency options as hedging instruments within the limit of actual foreign transactions to reduce risk arising from future fluctuations in foreign exchange rates with respect to export and import transactions in accordance with the internal management rules of each company.

4. Assessment of Effectiveness for Hedging Activities

The Company and its consolidated subsidiaries do not make an assessment of effectiveness for hedging activities because the anticipated cash flows fixed by hedging activities and avoidance of market risk is clear; therefore, there is no need to evaluate such effectiveness.

g) Accounting for Consumption Tax

Income and expenses are recorded net of consumption tax.

5. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with a maturity of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value are considered cash equivalents.

(6) Changes in Accounting Policies

Accounting Standards for Impairment of Fixed Assets

Beginning with the interim term under review (ended September 30, 2004), YAMAHA has applied the Accounting Standards for Impairment of Fixed Assets (contained in the Opinion Regarding the Establishment of Accounting Standards for Impairment of Fixed Assets (issued by the Accounting Standards Deliberation Council on August 9, 2002)) and the Guidelines for Application of Accounting Standards for Impairment of Fixed Assets (Guideline No. 6 for Application of Corporate Accounting Standards, issued October 31, 2003). As a result of the application of these standards, the Company's income before income taxes and minority interests for the interim period under review was ¥32,549 million than it would have been prior to the application of these standards.

Please note that the accumulated loss due to impairment of fixed assets has been deducted directly from the amount of the relevant assets based on the revised rules for presentation of interim financial statements.

Please note that the impact on segment information is shown in the relevant sections of the notes to financial statements.

(7) Change in Presentation

Consolidated Interim Balance Sheets

Up to the previous consolidated interim accounting period, income taxes payable (¥2,480 million in the previous consolidated interim accounting period) were included in other current liabilities and are now shown separately.

(8) Other Notes

Notes to the Consolidated Balance Sheets

	At September 30, 2004	At September 30, 2003	At March 31, 2004
1. Accumulated Depreciation	**¥233,053 million**	¥225,042 million	¥227,779 million
2. Mortgaged Assets			
Cash and bank deposits	**¥ — million**	¥ 30 million	¥ — million
Marketable securities	**1,100**	250	1,100
Tangible fixed assets	**1,220**	2,599	2,577
Investments and other assets	**858**	1,780	929
Total	**¥ 3,180 million**	¥ 4,660 million	¥ 4,607 million
3. Contingent Liabilities	**¥ 315 million**	¥ 107 million	¥ 314 million
4. Discount on Export Bills Receivable	**¥ 1,511 million**	¥ 1,266 million	¥ 1,138 million
5. Deferred Hedge Gains			
Deferred hedge gains	**¥ 32 million**	¥ 597 million	¥ 811 million
Deferred hedge losses	**333**	9	5
Deferred hedge gains (net)	**¥ (301) million**	¥ 588 million	¥ 805 million

NOTES TO THE STATEMENTS OF INCOME

	FY2005 interim period ended September 30, 2004	FY2004 interim period ended September 30, 2003	FY2004 ended March 31, 2004
1. Significant Components of Reversal of Allowances:			
Allowance for doubtful accounts	**¥ — million**	¥ 190 million	¥ 229 million
Accrued employees' retirement benefits	**3,207**	4,042	7,837
Directors' retirement benefits	**65**	73	145

2. Impairment Losses

Outline of Impairment Losses Recognized by Asset Group

(Millions of yen)

Usage of assets	Location	Impairment Losses	
		Type	Amount
Recreation business	Recreation facilities in four locations: "Kiroro," "Tsumagoi," "Toba Hotel International," and "Nemunosato"	Buildings and structures	¥22,321
		Land	9,666
		Total	31,988
Undeveloped real estate	Buildings and structures Hamamatsu City, Shizuoka, and other locations	39	
		Land	521
		Total	560
Total		Buildings and structures	22,360
		Land	10,188
		Total	32,549

Method of Grouping Assets

The Yamaha Group generally groups its assets based on the business classification of the smallest cash flow generating units.

Explanation of Recognition of Impairment Losses

Impairment losses were recognized on those facilities within the recreation business segment that have reported continuing losses in their activities. Impairment losses were recognized on undeveloped real estate that has shown continuing declines in appraisal value.

Computation of Recoverable Amounts

The amounts recoverable from assets in the recreation business were estimated by applying usage prices computed by discounting future cash flows at a rate of 9.4%. The amounts recoverable from undeveloped real estate were estimated as the net disposal price, using price indicators based on evaluations of fixed assets for tax purposes.

NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation between Cash and Cash Equivalents and Cash and Bank Deposits in the Consolidated Balance Sheets

	FY2005 interim period ended September 30, 2004	FY2004 interim period ended September 30, 2003	FY2004 ended March 31, 2004
Cash and bank deposits	**¥42,521 million**	¥44,248 million	¥32,053 million
Time deposits with a maturity of more than three months	**(501)**	(1,439)	(808)
Cash and cash equivalents	**¥42,019 million**	¥42,808 million	¥31,245 million

6. SEGMENT INFORMATION

(1) Business Segments (FY2005 interim period ended September 30, 2004)

(Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥151,165**	**¥36,818**	**¥21,214**	**¥38,379**	**¥ 9,413**	**¥11,592**	**¥268,584**	**¥ —**	**¥268,584**
Intersegment sales or transfers	**—**	**—**	**—**	**1,377**	**—**	**—**	**1,377**	**(1,377)**	
Total sales	**151,165**	**36,818**	**21,214**	**39,757**	**9,413**	**11,592**	**269,962**	**(1,377)**	**268,584**
Operating expenses	**141,270**	**34,381**	**21,330**	**26,565**	**10,567**	**11,647**	**245,761**	**(1,377)**	**244,384**
Operating income (loss)	**¥ 9,895**	**¥ 2,436**	**¥ (115)**	**¥13,192**	**¥ (1,154)**	**¥ (54)**	**¥ 24,200**	**¥ —**	**¥ 24,200**

Notes: 1. Business Sectors:

Divided into the categories of musical instruments, AV/IT products, lifestyle-related products, electronic equipment and metal products, recreation and other based on consideration of similarities of product type, characteristics and market, etc.

2. Major products and services of each business segment are shown in "1. The Yamaha Group" on page 3.

3. Changes in Accounting Policy:

Accompanying the adoption of asset impairment accounting principles beginning with the interim period under review, expenses (included in depreciation and amortization) in the Company's recreation business declined ¥519 million. Also, as a result of changing the method of computing depreciation of tangible fixed assets, from the straight-line method to the declining balance method, depreciation increased ¥651 million. As a result of these changes in accounting policy, operating income declined ¥132 million.

(FY2004 interim period ended September 30, 2003) (Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥149,093	¥33,996	¥23,195	¥36,388	¥10,301	¥13,313	¥266,290	¥ —	¥266,290
Intersegment sales or transfers	—	—	—	1,209	—	—	1,209	(1,209)	
Total sales	149,093	33,996	23,195	37,598	10,301	13,313	267,500	(1,209)	266,290
Operating expenses	139,402	32,567	22,090	23,436	10,766	12,819	241,083	(1,209)	239,873
Operating income (loss)	¥ 9,690	¥ 1,428	¥ 1,105	¥14,161	¥ (464)	¥ 493	¥ 26,416	¥ —	¥ 26,416

(FY2004 ended March 31, 2004) (Millions of yen)

	Musical instruments	AV/IT products	Lifestyle-related products	Electronic equipment and metal products	Recreation	Other	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥293,430	¥78,257	¥44,765	¥76,892	¥20,100	¥26,061	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	—	—	—	2,131	—	—	2,131	(2,131)	—
Total sales	293,430	78,257	44,765	79,023	20,100	26,061	541,638	(2,131)	539,506
Operating expenses	282,950	73,839	43,303	49,005	21,211	26,272	496,581	(2,131)	494,450
Operating income (loss)	¥ 10,480	¥ 4,418	¥ 1,462	¥30,018	¥ (1,110)	¥ (211)	¥ 45,056	¥ —	¥ 45,056

(2) Geographical Segments (FY2005 interim period ended September 30, 2004)

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥171,530**	**¥39,212**	**¥38,894**	**¥18,947**	**¥268,584**	**¥ —**	**¥268,584**
Intersegment sales or transfers	**80,113**	**764**	**272**	**33,230**	**114,380**	**(114,380)**	
Total sales	**251,643**	**39,977**	**39,166**	**52,177**	**382,965**	**(114,380)**	**268,584**
Operating expenses	**228,368**	**37,977**	**36,933**	**49,381**	**352,660**	**(108,276)**	**244,384**
Operating income (loss)	**¥ 23,275**	**¥ 1,999**	**¥ 2,232**	**¥ 2,796**	**¥ 30,304**	**¥ (6,104)**	**¥ 24,200**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2004 interim period ended September 30, 2003) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥169,178	¥40,492	¥38,124	¥18,494	¥266,290	¥ —	¥266,290
Intersegment sales or transfers	76,700	758	214	33,259	110,932	(110,932)	
Total sales	245,879	41,250	38,339	51,754	377,223	(110,932)	266,290
Operating expenses	224,360	39,227	36,047	49,143	348,778	(108,905)	239,873
Operating income (loss)	¥ 21,518	¥ 2,023	¥ 2,291	¥ 2,610	¥ 28,444	¥ (2,027)	¥ 26,416

(FY2004 ended March 31, 2004) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥336,008	¥85,483	¥81,685	¥36,329	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	137,091	1,439	514	58,995	198,041	(198,041)	—
Total sales	473,100	86,922	82,199	95,325	737,548	(198,041)	539,506
Operating expenses	441,685	82,240	77,645	92,103	693,674	(199,224)	494,450
Operating income (loss)	¥ 31,415	¥ 4,682	¥ 4,554	¥ 3,221	¥ 43,873	¥ 1,183	¥ 45,056

(3) Overseas Sales (FY2005 interim period ended September 30, 2004)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥40,057**	**¥39,369**	**¥25,377**	**¥104,805**
Net sales	—	—	—	**268,584**
% of net sales	**14.9%**	**14.7%**	**9.4%**	**39.0%**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2004 interim period ended September 30, 2003)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥41,067	¥38,989	¥24,466	¥104,523
Net sales	—	—	—	266,290
% of net sales	15.4%	14.6%	9.2%	39.2%

(FY2004 ended March 31, 2004)

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,671	¥83,473	¥48,552	¥218,697
Net sales	—	—	—	539,506
% of net sales	16.1%	15.5%	9.0%	40.5%

Lease Transactions

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End

(Millions of yen)

	FY2005 interim period (as of Sept. 30, 2004)			FY2004 interim period (as of Sept. 30, 2003)			FY2004 (as of March 31, 2004)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	**¥2,437**	**¥621**	**¥3,058**	¥2,592	¥1,324	¥3,916	¥2,593	¥606	¥3,200
Accumulated depreciation	**1,345**	**246**	**1,591**	1,429	870	2,299	1,413	219	1,633
Balance at end of year	**¥1,092**	**¥374**	**¥1,467**	¥1,162	¥ 454	¥1,616	¥1,179	¥387	¥1,567

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments

(Millions of yen)

	FY2005 interim period (as of Sept. 30, 2004)	FY2004 interim period (as of Sept. 30, 2003)	FY2004 (as of March 31, 2004)
Due within one year	**¥ 643**	¥ 703	¥ 702
Due over one year	**823**	913	864
Total	**¥1,467**	¥1,616	¥1,567

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation

(Millions of yen)

	FY2005 interim period (April 1, 2004–Sept. 30, 2004)	FY2004 interim period (April 1, 2003–Sept. 30, 2003)	FY2004 (April 1, 2003–March 31, 2004)
Lease payments	**¥412**	¥425	¥853
Depreciation	**412**	425	853

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

2. Operating Lease Transactions

Future Minimum Lease Payments

(Millions of yen)

	FY2005 interim period (April 1, 2004–Sept. 30, 2004)	FY2004 interim period (April 1, 2003–Sept. 30, 2003)	FY2004 (April 1, 2003–March 31, 2004)
Due within one year	**¥ 367**	¥327	¥ 424
Due over one year	**1,028**	417	896
Total	**¥1,396**	¥744	¥1,321

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End

(Millions of yen)

	FY2005 interim period (as of Sept. 30, 2004)	FY2004 interim period (as of Sept. 30, 2003)	FY2004 (as of March 31, 2004)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	**¥6,064**	¥5,410	¥5,752
Accumulated depreciation	**4,223**	3,685	4,135
Balance at end of year	**¥1,840**	¥1,725	¥1,616

2) Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2005 interim period (as of Sept. 30, 2004)	FY2004 interim period (as of Sept. 30, 2003)	FY2004 (as of March 31, 2004)
Due within one year	**¥ 989**	¥ 927	¥ 872
Due over one year	**1,946**	1,788	1,615
Total	**¥2,936**	¥2,715	¥2,487

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivables assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation

(Millions of yen)

	FY2005 interim period (April 1, 2004–Sept. 30, 2004)	FY2004 interim period (April 1, 2003–Sept. 30, 2003)	FY2004 (April 1, 2003-March 31, 2004)
Lease payment receipts	**¥548**	¥537	¥1,082
Depreciation	**328**	302	638

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2005 interim period (April 1, 2004–Sept. 30, 2004)	FY2004 interim period (April 1, 2003–Sept. 30, 2003)	FY2004 (April 1, 2003-March 31, 2004)
Due within one year	**¥149**	¥ 1	¥36
Due over one year	**297**	29	56
Total	**¥447**	¥30	¥92

7. MARKETABLE SECURITIES

(1) Held-to-Maturity Securities at Market Value

(Millions of yen)

	FY2005 interim period (as of September 30, 2004)			FY2004 interim period (as of September 30, 2003)			FY2004 (as of March 31, 2004)		
	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain	Carrying value	Estimated fair value	Unrealized gain
Government bonds	**¥ 260**	**¥ 262**	**¥ 2**	¥ 260	¥ 262	¥ 1	¥ 260	¥ 262	¥ 2
Corporate bonds	**589**	**592**	**2**	920	924	4	490	492	2
Others	**2,349**	**2,363**	**13**	2,250	2,264	14	2,250	2,265	14
Total	**¥3,199**	**¥3,218**	**¥18**	¥3,430	¥3,452	¥21	¥3,000	¥3,020	¥20

(2) Available-for-Sales Securities at Market Value

(Millions of yen)

	FY2005 interim period (as of September 30, 2004)			FY2004 interim period (as of September 30, 2003)			FY2004 (as of March 31, 2004)		
	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain	Acquisition cost	Carrying value	Unrealized gain
Stocks	**¥11,938**	**¥25,924**	**¥13,986**	¥11,937	¥20,702	¥8,764	¥11,937	¥26,543	¥17,606
Bonds									
Corporate bonds	**—**	**—**	**—**	—	—	—	—	—	—
Others	**52**	**49**	**(2)**	51	45	(5)	51	51	0
Total	**¥11,990**	**¥25,974**	**¥13,984**	¥11,988	¥20,747	¥8,759	¥11,988	¥29,594	¥17,605

(3) Book Value of Securities without Market Value

(Millions of yen)

	FY2005 interim period (as of September 30, 2004)	FY2004 interim period (as of September 30, 2003)	FY2004 (as of March 31, 2004)
Other securities			
Unlisted securities (except for over-the-counter traded securities)	**¥7,101**	¥6,982	¥7,050

Note: During the interim consolidated accounting period, stocks with market values included under other marketable securities are not subject to impairment loss.
The impairment loss in such securities is recognized when market value at the period end declines 30% or more from the carrying (acquisition) cost, except when it is anticipated that the market value is recoverable (based on consideration of such factors as trends in market prices and the financial condition of issuers).

Derivatives

With the exception of items transferred to foreign currency assets and liabilities, all other derivative transactions for the prior consolidated interim period, the consolidated interim period under review, and the previous consolidated fiscal year are accounted for using hedge accounting principles and have not been shown.

(Per Share Data)

(Yen)

	FY2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY2004 (Apr. 1, 2003–Mar. 31, 2004)
Net assets per share	**¥1,230.33**	¥1,176.57	¥1,259.28
Net (loss) income per share	**(29.66)**	127.38	210.63
Net income per share after adjustment for latent stock	—	117.52	196.01

Note: The figure for net income per share for the interim period under review after adjustment for latent stock is not shown because a net loss was recorded for the period.

Basis for calculations of net income per share and net income per share after adjustment for latent stock

	FY2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY2004 (Apr. 1, 2003–Mar. 31, 2004)
Net assets per share			
Net (loss) income	**¥ (6,115) million**	¥26,258 million	¥43,541 million
Value not attributed to common stock	—	—	121
Portion distributed as directors' bonuses	—	—	121
Value attributed to common stock	**(6,115)**	26,258	43,419
Average number of outstanding shares during the period	**206,115 thousand shares**	206,140 thousand shares	206,146 thousand shares
Net income per share after adjustment for latent stock			
Net income adjustment value	—	(734) million	(846) million
Portion of interest on corporate bonds (after excluding value corresponding to tax)	—	136	273
Portion of interest on investments accounted for by equity method	—	(870)	(1,120)
Increase in number of outstanding shares	—	11,053 thousand shares	11,052 thousand shares
Portion due to conversion of convertible bonds	—	11,053 thousand shares	11,052 thousand shares
Per share value after adjustment for latent shares, due to lack of dilution effect (Latent shares not included in calculations of net income per share)	—	—	—

(Actual Production)

(Yen)

Business segment	FY2005 interim period (April 1, 2004–September 30, 2004)	
	Actual production	% Change from the previous interim period
Musical instruments	¥110,565	111.1
AV/IT products	37,608	122.2
Lifestyle-related products	19,516	91.1
Electronic equipment and metal products	41,424	105.5
Other	10,345	85.9
Total	¥219,459	108.1

Notes: 1. The amounts shown are based on average sales prices, and figures are after internal transfer among segments.
2. Amounts shown above do not include consumption and other taxes.

YAMAHA CORPORATION

Interim Flash Report

Non-Consolidated Basis
Results for the FY2005 interim period ended September 30, 2004

November 2, 2004

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/english/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141
Date of the interim meeting of the Board of Directors: November 2, 2004
Interim dividend: YES
Start date of interim dividend payout: December 10, 2004
Application of share unit system: Applicable (1 unit=100 shares)

The accounting methods used in this report are not consistent with U.S. standard accounting methods.

1. RESULTS FOR THE FY2005 INTERIM PERIOD (April 1, 2004 to September 30, 2004)

Figures of less than ¥1 million have been omitted.

(1) Non-Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)	Millions of yen	(% change from the previous interim period)
FY2005 interim period (Ended September 30, 2004)	¥187,605	4.3	¥21,359	13.8	¥22,574	14.2
FY2004 interim period (Ended September 30, 2003)	179,907	4.5	18,767	77.1	19,763	79.7
FY2004 (Ended March 31, 2004)	345,354		26,954		28,118	

	Net income (loss)		Net income (loss) per share
	Millions of yen	(% change from the previous interim period)	Yen
FY2005 interim period (Ended September 30, 2004)	¥(13,617)	—	¥(65.99)
FY2004 interim period (Ended September 30, 2003)	19,288	151.5	93.47
FY2004 (Ended March 31, 2004)	25,579		123.38

Notes: 1. Average number of outstanding shares during the period:
FY2005 interim period ended September 30, 2004 206,344,960 shares
FY2004 interim period ended September 30, 3003 206,356,126 shares
FY2004 ended March 31, 2004 206,352,788 shares
2. Changes in method of accounting: YES

(2) Dividends

	Interim dividends per share	Dividends paid for the year
	Yen	Yen
FY2005 interim period (Ended September 30, 2004)	¥7.50	¥ —
FY2004 interim period (Ended September 30, 2003)	5.00	—
FY2004 (Ended March 31, 2004)	—	15.00

(3) Non-Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005 interim period (As of September 30, 2004)	¥324,895	¥161,984	49.9	¥785.03
FY2004 interim period (As of September 30, 2003)	356,379	169,342	47.5	820.65
FY2004 (As of March 31, 2004)	337,029	179,982	53.4	871.65

Notes: 1. Number of outstanding shares at the end of the period:

FY2005 interim period as of September 30, 2004	206,341,215 shares
FY2004 interim period as of September 30, 3003	206,351,727 shares
FY2004 as of March 31, 2004	206,347,606 shares

2. Number of shares of treasury stock at the end of the period:

FY2005 interim period as of September 30, 2004	183,411 shares
FY2004 interim period as of September 30, 3003	171,536 shares
FY2004 as of March 31, 2004	177,020 shares

2. FORECAST OF RESULTS FOR FY2005 (April 1, 2004 to March 31, 2005)

	Net sales	Recurring profit	Net income	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY2005	¥343,000	¥23,500	¥(2,000)	¥7.50	¥15.00

Reference: Net income per share for the fiscal year is forecast to be ¥(9.69) on a non-consolidated basis.

Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts. For further information, please see "Forecast for Fiscal 2005" under "BUSINESS RESULTS."

(References)

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2005 interim period (as of Sept. 30, 2004)	FY2004 interim period (as of Sept. 30, 2003)	FY2004 (as of Mar. 31, 2004)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 23,476**	¥ 25,861	¥ 4,630
Notes receivable	**7,696**	7,698	7,857
Accounts receivable	**39,483**	41,294	39,926
Inventories	**25,252**	25,101	23,531
Deferred income taxes	**10,735**	8,652	9,847
Other current assets	**2,627**	2,321	2,333
Allowance for doubtful accounts	**(1,020)**	(1,306)	(1,489)
Total current assets	**108,251**	109,623	86,637
Fixed assets:			
Tangible assets			
Buildings	**22,446**	36,054	35,988
Machinery and equipment	**7,368**	7,054	7,079
Land	**51,415**	63,918	62,575
Other tangible assets	**8,541**	11,024	11,894
Total tangible assets	**89,772**	118,051	117,538
Intangible assets	**103**	110	103
Investments and other assets:			
Investment securities	**32,778**	27,486	36,371
Shares of affiliated companies	**55,226**	62,960	62,124
Deferred income taxes	**20,464**	19,313	15,610
Other assets	**19,374**	19,911	19,594
Allowance for doubtful accounts	**(1,075)**	(1,078)	(950)
Total investments and other assets	**126,768**	128,593	132,750
Total fixed assets	**216,643**	246,755	250,392
Total assets	**¥324,895**	¥356,379	¥337,029

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2005 interim period (as of Sept. 30, 2004)	FY2004 interim period (as of Sept. 30, 2003)	FY2004 (as of Mar. 31, 2004)
LIABILITIES			
Current liabilities:			
Notes payable	**¥ 883**	¥ 806	¥ 741
Accounts payable	**28,770**	24,518	21,337
Short-term loans	**1,991**	2,912	1,790
Convertible bonds scheduled for redemption within one year	—	24,317	—
Current portion of long-term debt	**17,038**	—	—
Corporate taxes payable	**6,584**	50	100
Accrued expenses	**20,858**	20,745	27,138
Various reserves	**1,612**	909	1,102
Other current liabilities	**1,716**	2,513	2,254
Total current liabilities	**79,456**	76,772	54,464
Long-term liabilities:			
Long-term debt	**300**	17,338	17,338
Deferred income taxes on land revaluation	**11,848**	10,160	10,160
Accrued employees' retirement benefits	**40,069**	44,882	42,596
Directors' retirement benefits	**648**	614	658
Long-term deposits received	**29,701**	36,309	30,935
Other liabilities	**885**	959	893
Total long-term liabilities	**83,453**	110,264	102,582
Total liabilities	**162,910**	187,037	157,046
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,533	28,534
Capital surplus:			
Capital reserve	**40,054**	40,052	40,054
Total capital surplus	**40,054**	40,052	40,054
Earned surplus:			
Legal reserve	**4,159**	4,159	4,159
Retained earnings	**87,212**	65,422	65,422
Unappropriated earnings	**(20,020)**	23,603	27,747
Total earned surplus	**71,351**	93,185	97,329
Reserve for land revaluation	**13,824**	2,533	3,648
Net unrealized holding gains on other securities	**8,437**	5,233	10,622
Treasury stock, at cost	**(218)**	(195)	(207)
Total shareholders' equity	**161,984**	169,342	179,982
Total liabilities and shareholders' equity	**¥324,895**	¥356,379	¥337,029

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statement of Operations

	FY2005 interim period (April 1, 2004– Sept. 30, 2004)		FY2004 interim period (April 1, 2003– Sept. 30, 2003)		FY2004 (April 1, 2003– Mar. 31, 2004)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥187,605**	**100.0**	¥179,907	100.0	¥345,354	100.0
Cost of sales:	**131,508**	**70.1**	127,127	70.7	248,139	71.9
Gross profit	**56,097**	**29.9**	52,780	29.3	97,214	28.1
Unrealized profit	**129**		93		241	
Total gross profit	**56,226**	**30.0**	52,874	29.4	97,455	28.2
Selling, general and administrative expenses:	**34,867**	**18.6**	34,107	19.0	70,500	20.4
Operating income	**21,359**	**11.4**	18,767	10.4	26,954	7.8
Non-operating income	**1,400**	**0.7**	1,536	0.9	2,382	0.7
Non-operating expenses:	**184**	**0.1**	540	0.3	1,218	0.4
Recurring profit	**22,574**	**12.0**	19,763	11.0	28,118	8.1
Other profit	**548**	**0.3**	113	0.0	371	0.1
Other loss	**33,044**	**17.6**	758	0.4	4,047	1.1
Income (loss) before income taxes and minority interests	**(9,921)**	**(5.3)**	19,118	10.6	24,443	7.1
Current income taxes (benefit)	**6,322**	**3.4**	50	0.0	100	0.0
Deferred income taxes (benefit)	**(2,625)**	**(1.4)**	(220)	(0.1)	(1,236)	(0.3)
Net income (loss)	**(13,617)**	**(7.3)**	19,288	10.7	25,579	7.4
Retained earnings at beginning of period	**3,774**		4,421		4,421	
Reversal of reserve for land revaluation	**(10,176)**		(107)		(1,221)	
Interim dividends	**—**		—		1,031	
Retained earnings (loss) at end of period	**¥(20,020)**		¥ 23,603		¥ 27,747	

Exhibit 4

Analyst and Investor Briefing on the the First Half of the Fiscal Year Ending March 31, 2005

(April 1, 2004 to September 30, 2004)

November 2, 2004

YAMAHA CORPORATION

Overview of Performance in the Interim Period

YAMAHA

Results for 2Q

- Net sales and income were below the level for 2Q of the previous fiscal year and below the projections announced on August 2, 2004.
- Operating income was substantially below 2Q 2003, because of decrease of sales in semiconductors due to inventory adjustments among mobile phone makers and declines in sales of lifestyle-related and recreation businesses.

Results for the Interim Period

- Net sales rose 0.9% over the interim period of the previous year, but operating income declined 8.4%.
  - Musical instruments and AV/IT reported higher sales and income
  - Higher sales/lower income in the electronic equipment and metal products businesses
  - Lower sales and income in the life-style-related and recreation businesses
- Net loss of ¥6.1 billion was reported for the interim period because of the early recognition of losses on impaired assets.
- Inventories at the end of the interim period were up ¥2.9 billion year on year (versus the previously announced forecast for a ¥3.3 billion increase), mainly because of higher stocks in the musical instruments and AV businesses.
- Actual interest-bearing debt fell to ¥23.2 billion at the end of the interim period. (representing a decline of ¥23.5 billion year on year and ¥8.3 billion below the previously announced projection)

Performance in the Interim Period of FY2005

YAMAHA

- Increase in net sales but decline in income compared with the same period of the previous fiscal year. Net sales and income below August 2 projections.

(Billions of Yen)

	FY2004 (1H)	FY2005 (1H)	Change from FY2004(1H)	FY2005 (1H) Projections	Change from Projections	2Q Results
Net Sales	266.3	268.6	+0.9%	273.5	(1.8)%	135.7
Operating Income Operating Income Ratio	26.4	24.2 8.9%	(8.4)%	25.5	(5.1)%	9.2
Recurring Profit Recurring Profit Ratio	29.7	28.3 10.6%	(4.9)%	28.0	+1.1%	11.1
Net Income Net Income Ratio	26.2	(6.1) (2.0)%	— %	(5.0)	— %	6.5
Equity Method Income	5.2	5.6		4.2		2.8

Currency Exchange Rate

		FY2004 (1H)	FY2005 (1H)	FY2005 (1H) Projections
Net Sales	US$	118	110	110
	EUR	133	133	130
Operating Income	US$	119	110	110
	EUR	128	132	130

Net Sales by Business Segment in the Interim Period of FY2005



(Billions of Yen)
Recreation & Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
266.3
23.6
36.4
23.2
34.0
149.1
FY2004 (1H)
268.6 (+0.9%)
21.0 (-11.0)
38.4 (+5.5)
21.2 (-8.6)
36.8 (+8.2)
151.2 (+1.4)
FY2005 (1H)
272.5 (+2.4)
21.0
38.4
21.2
37.6 (+10.6)
154.3 (+3.5)
FY2005 (1H) After translation adjustment = ¥(3.9) bn.
Figures in parentheses represent changes from same period of the previous year
Compared with Same Period of the Previous Year
273.5
21.5
41.5
21.5
38.0
151.0
FY2005 (1H) (Aug. 2 projections)
267.2 (-2.3%)
21.0 (-2.3)
38.4 (-7.5)
21.2 (-1.4)
36.4 (-4.2)
150.2 (-0.5)
FY2005 (1H) After translation adjustment = ¥1.4 bn.
Figures in parentheses represent changes from the Aug. 2 projections
Compared with the Aug. 2 Projections

Breakdown of Operating Income in the Interim Period of FY2005

YAMAHA



(Billions of Yen)
Gain on Foreign Exchange
+0.7
Decrease in Manufacturing Costs
+3.4
Decrease in Gross Profit
(3.1)
Increase in SG&A Expenses
(3.2)
26.4
24.2
FY2004 1H Operating Income
FY2005 1H Operating Income

Operating Income/Loss by Business Segment in the Interim Period of FY2005

YAMAHA

(Billions of Yen)

	FY2004 (1H)	FY2005 (1H)	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	Aug. 2 Projections
Musical Instruments	9.7	9.9	+0.2	(0.3)	+ 0.5	11.0
AV/IT	1.4	2.4	+1.0	+1.0	0	2.5
Lifestyle-Related Products	1.1	(0.1)	(1.2)		(1.2)	0
Electronic Equipment and Metal Products	14.2	13.2	(1.0)		(1.0)	13.0
Recreation	(0.5)	(1.2)	(0.7)		(0.7)	(1.0)
Others	0.5	(0.1)	(0.6)		(0.6)	0
TOTAL	26.4	24.2	(2.2)	+0.7	(2.9)	25.5

Represents a decline of ¥1.3 billion compared with the projects issued August 2, 2004. In 2Q, changes in foreign currency rates made a positive contribution of ¥0.7 billion (¥0.5 billion for musical instruments and ¥0.2 billion for AV/IT.) Therefore on an actual basis, this represents a decline in operating income of ¥2.0 billion compared to projections.

Non-Operating Income/Extraordinary Income (Loss) in the Interim Period of FY2005

YAMAHA

(Billions of Yen)

	FY2004 1H	FY2005 1H	FY2005 1H (Aug. 2 projections)
Non-Operating Income			
Equity method income	5.2	5.6	4.2
Net financial income (loss)	(0.4)	0.1	0.1
Other	(1.5)	(1.6)	(1.8)
Total	+3.3	+4.1	+2.5
Extraordinary Income(Loss)			
Income from (loss on) disposal of fixed assets	(0.5)	(0.4)	(0.2)
Loss on impairment of fixed assets		(32.5)	(32.5)
Other	(0.5)	0.3	0.2
Total	(1.0)	(32.6)	(32.5)
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	2.2	1.4	0.1
Minority interests in consolidated subsidiaries	0.3	0.4	0.4
Total	2.5	1.8	0.5

Forecast for Business Performance in FY 2005 (Full Year)

YAMAHA

(Billions of Yen)

	FY2004 Actual			FY2005 Projections			Change from Previous Fiscal Year
	1 H	2 H	Total	1 H	2 H	Total	
Net Sales	266.3	273.2	539.5	268.6	277.9	546.5	+1.3%
Operating Income Operating Income Ratio	26.4	18.7	45.1 (8.4%)	24.2	13.8	38.0 (7.0%)	(15.7)%
Recurring Profit Recurring Profit Ratio	29.7	21.3	51.0 (9.5%)	28.3	14.2	42.5 (7.8%)	(16.7)%
Net Income Net Income Ratio	26.2	17.3	43.5 (8.1%)	(6.1)	25.6	19.5 (3.6%)	(55.2)%
Equity Method Income	5.2	5.2	10.4	5.6	3.7	9.3	

Currency Exchange Rate

Net Sales	US$	118	108	113	110	110	110
	EUR	133	132	133	133	127	130
Operating Income	US$	119	109	114	110	110	110
	EUR	128	130	129	132	127	129

Forecasts of Business Performance in FY2005 (Full Year)

YAMAHA



(Billions of Yen)
Recreation & Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
539.5
46.2
76.9
44.8
78.3
293.4
FY2004
546.5 (+1.3%)
42.5 (-8.0)
72.0 (-6.4)
42.0 (-6.2)
83.5 (+6.6)
306.5 (+4.5)
FY2005 (New projections)
550.8 (+2.1%)
42.5
72.0
42.0
84.5 (+7.9)
309.8 (+5.6)
FY2005 After translation adjustment = ¥(4.3) bn.
Figures in parentheses represent changes from same period of the previous year
554.5
43.0
77.5
44.0
86.0
304.0
FY2005 (Aug. 2 projections)
545.1 (-1.7%)
42.5 (-1.2)
72.0 (-7.1)
42.0 (-4.5)
83.1 (-3.4)
305.5 (+0.5)
FY2005 After translation adjustment = ¥1.4 bn.
Figures in parentheses represent changes from the Aug. 2 projections
Compared with the Previous Fiscal Year
Compared with the Aug. 2 Projections

Breakdown of Operating Income in FY2005 (Full Year)



(Billions of Yen)
45.1
+0.1
Gain on Foreign Exchange
Decrease in Manufactur-ing Costs
+0.7
Decrease in Gross Profit
(2.4)
Increase in SG&A Expenses
(5.5)
38.0
FY2004 Operating Income
FY2005 Operating Income

Operating Income/Loss by Business Segment in Fiscal 2005 (Full Year)

(Billions of Yen)

	FY2004	FY2005 (New projections)	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	Aug. 2 Projections
Musical Instruments	10.5	15.5	+5.0	(0.6)	+5.6	15.5
AV/IT	4.4	4.5	+0.1	+0.7	(0.6)	4.5
Lifestyle-Related Products	1.5	(0.5)	(2.0)		(2.0)	0.1
Electronic Equipment and Metal Products	30.0	20.0	(10.0)		(10.0)	20.0
Recreation	(1.1)	(1.5)	(0.4)		(0.4)	(1.2)
Others	(0.2)	0	+0.2		+0.2	0.1
TOTAL	45.1	38.0	(7.1)	+0.1	(7.2)	39.0

Represents a decline of ¥1.0 billion compared with the projects issued August 2, 2004. Changes in foreign currency rates made a positive contribution of ¥0.7 billion (¥0.5 billion for musical instruments and ¥0.2 billion for AV/IT. Therefore on an actual basis, this represents a decline in operating income of ¥1.7 billion compared to projections.

Non-Operating Income /Extraordinary Income (Loss) in Fiscal 2005 (Full Year)

YAMAHA

(Billions of Yen)

	FY2004	FY2005 (New projections)	FY2005 (Aug. 2 Projections)
Non-Operating Income			
Equity method income	10.4	9.3	7.0
Net financial income (loss)	(1.0)	(0.5)	(0.4)
Other	(3.5)	(4.3)	(4.6)
Total	+5.9	+4.5	+2.0
Extraordinary Income(Loss)			
Income from (loss on) disposal of fixed assets	(2.3)	(0.8)	(0.7)
Other	(1.2)	(7.7)	(7.8)
Total	(3.5)	(8.5)	(8.5)
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	3.5	14.1	12.4
Minority interests in consolidated subsidiaries	0.5	0.4	0.6
Total	4.0	14.5	13.0

FY2004 Other (1.2):
- Social insurance fees for previous years payable upon transition to comprehensive remuneration system (0.9)
- Payment of European Commission fines (0.3)

FY2005 (New projections) Other (7.7):
- Gain on return of substitutional portion of pension plan 19.7
- Gain on disposal of assets etc. 5.2
- Loss on impaired assets (32.5)

FY2005 (Aug. 2 Projections) Other (7.8):
- Gain on return of substitutional portion of pension plan 19.5
- Gain on disposal of assets etc. 5.2
- Loss on impaired assets (32.5)

Musical Instruments

YAMAHA

1H Overview

- Higher sales and income from the previous interim period
- Real sales increased 3.5% compared with 1H 2003.
  - ✓ Major increase in Electone™ sales (¥3.7 billion to ¥8.9 billion) because of the positive impact of STAGEA. Sales were above projections
  - ✓ Piano sales were weak in Japan and the United States.
  - ✓ By geographical area, sales expanded in Korea, the Middle East, and Japan.
- Operating income for the interim period was below projections because of the deduction of larger-than-expected unrealized income on inventories.
- Inventories at the end of the interim period were above the level for the same period of the previous year and above projections.

Propriety Policies for 2H

- Projections for net sales for the full fiscal year were adjusted upward, but projections for income were left unchanged.
- Assured introduction of new products and expectation of expanded sales
  - Disklavier Mark IV
  - New CVP Series, PM 5D
- Recovery of U.S. market and continued stable growth in the European market
- In Japan, continue pursuing strategies for music school business and take measures to promote Electone™ sales beyond the second year
- Establish foundation in the Chinese market
- Accelerate reformation of manufacturing system



(Billions of Yen)
Music schools, etc.
YAMAHA Musical instruments
146.2
46.6
99.6
6.0
149.1
44.2
104.9
9.7
151.2
45.1
106.1
9.9
151.0
44.2
106.8
11.0
FY2003
FY2004
FY2005
FY2005 (Aug. 2 projections)
Net Sales
Operating income
(Billions of Yen)
292.6
91.5
201.1
9.8
293.4
90.2
203.2
10.5
306.5
90.9
215.6
15.5
304.0
88.7
215.3
15.5
FY2003
FY2004
FY2005 (New projections)
FY2005 (Aug. 2 projections)

New Products (1)

YAMAHA

➢ Electone™ "STAGEA™"



Since the introduction in March 2004 through the end of September, 17,000 units have been shipped. Projections call for sales of 25,000 units for the full fiscal year ending March 2005.

Plans for the next fiscal year call for continued development of new customers, principally younger people. Marketing strategies will include expanding demand among students, principally for the standard model, as STAGEA is used more broadly for lessons and events, along with CMs and event promotions. (Prices: Custom Model ¥1,080,000, Standard Model ¥690,000)

➢ Piano Disklavier Mark IV



Introduced on schedule in North America at the end of September. Inquiries from musical instrument stores rose to more than 1,500 units and initial sales performance has been good. Expect first-year sales to easily clear the target of 1,000 units.

Acclaimed for ease of playing because of new features, including an 80 gigabit hard disk and remote control with an LCD touch panel.

The manufacturer's suggested list price in North America is approximately $42,000 for the C1 type and about $57,000 for the C3 type.

New Products (1)

YAMAHA

➢ Clavinova New CVP Series



Introduced in May in Europe and Australia, in August in North America, and in September in Japan. The first electronic piano that can connect directly to the Internet.

Initial sales performance has been good, with 13,500 units sold during the interim period, which was 10% above initial projections. Forecasts call for sales of 26,500 units during the full fiscal year, also 10% above initial projections.

Highly acclaimed in the market for its design and functions.

Prices of first units sold overseas were €3,700 in Europe and $8,000 in North America.

➢ Digital Mixer PM5D



Projections call for sales of 500 units during the year ending March 2005.

Principal users are concert tour companies, but deliveries for concert hall use are expected.

Has been selected along with PM1D for use at the Aichi International Exposition in 2005, and three units will be used by "globe concert tour."

(Actual sales prices; PM5D ¥7 million, PM5D-RH ¥10 million)

Growth in Music Schools for Adults and Recovery/Growth in Schools for Children

YAMAHA

- Beachhead established with "Core 100" urban schools for adults



Projections call for setting up 65 sites by the end of March 2005 versus a medium-term goal of 100.

- Establishing a presence through "UniStyle" suburban-type concept schools



Projections call for setting up 35 sites by the end of March 2005 versus a medium-term goal of 200. Amenity of existing sites attracting more students than projected.

- Trends in students enrolled: "Number of adult enrollees expanding and the number of children enrolled bottoming out"

Note: The number of pupils enrolled in spring 2004 exceeded the level for the previous year for the first time in seven years (105%) and enrollment for fail 2004 is proceeding smoothly.



Number enrolled as of June 30
(Thousands)
Children
Adults
Total
594
574
559
540
511
510
489
471
419
417
84
85
88
91
94
2000
2001
2002
2003
2004

Strategies for the Chinese Market

Yamaha Music & Electronics (China) Co., Ltd. (YMEC)
(Regional headquarters company for China)
Began operations in April 2003



Beijing
Sales offices
Tianjin
Factories
Shanghai
Suzhou
Hangzhou
Guanzhou

- Development and introduction of products into the Chinese market
  - Sales of musical instruments produced at the Xiaoshan plant (flutes, alto saxophones, and trumpets) commenced in June 2006.
  - Hangzhou plant began production of upright pianos in October 2004.

- Building the YAMAHA brand

  To create a top-quality brand, Yamaha is using "professional," "high-tech," and "reliability" as key words and is working to differentiate its brand from competitors through its approach to and services for professionals and improvement of its after sales service capabilities.
  - Comprehensive service center to be established in Shanghai (November 2004)
  - Preparations under way for opening Yamaha music schools

- Expansion and improvement of distribution channels

  Moving ahead with the development of distribution channels through piano retails and mass retailers of portable keyboard

Reform Measures for Musical Instrument Manufacturing

YAMAHA

■ Progress made through the end of the interim period

- Increase productivity and reduce costs through adoption of a cell production system at the Toyooka plant (for Electone™ and PA)
- Expansion of partner companies in wind instrument TPM activities

■ Themes for the second half of the fiscal year

New plants

- Successful start-up of piano and guitar production at the Hangzhou plant

Relocation of production activities

- Integration of wood parts processing operations (in Yamanashi Kogei Company) into the Kakegawa piano plant

Increase production/reduce costs

- Introduction/expansion of TPS activities into piano manufacturing centers (headquarters plant and Kagegawa plant)
- Integration of certain divisions (wind instrument instruction and string/percussion instruments) to achieve greater efficiencies (operating efficiency and centralization of overlapping functions)

Looking forward, Yamaha will further review its manufacturing processes, shift production to optimal locations, and accelerate integration of various operational bases.

AV/IT

YAMAHA

1H Overview

- Sales and income increased in comparison with the interim period of the previous fiscal year
- Actual sales of the AV business were up 10.6% year on year .
- Double digit growth from the previous year was reported in North America, centered around medium to high-end receivers and mass market price band HtiBs (Home theater in a Box).
- Sales of home theater products, online karaoke equipment, and commercial-use routers held firm.
- Operating income achieved a major advance over the interim period of the previous year because of the increase in sales, reductions in cost, and favorable exchange rate.
- Inventories at the end of the period exceeded those of the previous fiscal year and were above projections.

Propriety Policies for 2H

- Sales increased in comparison with the previous term. Outlook for sales for the full fiscal year, however, have been revised downward from the previous projections by ¥2.5 billion
- Growth in the home theater business will continue
- ✓ Introduce 24 new models to respond to changing market needs
- ✓ Begin new businesses through alliances
- ✓ Introduce new products that match large-screen, thin-profile TVs
- Yamaha will pursue growth strategies in the Chinese and other Asian markets
- Strengthen capabilities for providing solutions in the router business



(Billions of Yen)
Routers
AV
38.5
1.9
36.6
1.0
FY2003
34.0
2.8
31.2
1.4
FY2004
36.8
3.5
33.3
2.4
FY2005
38.0
3.4
34.6
2.5
FY2005 (Aug. 2 projections)
Net Sales
Operating Income
(Billions of Yen)
83.7
4.7
79.0
3.2
FY2003
78.3
6.4
71.9
4.4
FY2004
83.5
7.8
75.7
4.5
FY2005 (New projections)
86.0
8.3
77.7
4.5
FY2005 (Aug. 2 projections)

Electronic Equipment and Metal Products

YAMAHA

1H Overview

- Increase in sales but a decline in income compared with the interim period of the previous year.
- LSI sound chips for mobile phones will be below projections because of inventory adjustments of phone manufacturers in China and Korea.
- Electronic metal products will be below projections because copper lead frames, which had been strong, entered an adjustment phase in August and September.

Propriety Policies for 2H

- Previous projections have been adjusted downward in view of expected market conditions.
- Expand sales of LSI sound chips for mobile phones through continued promotion of SMAF to broaden the market. Expect recovery of Chinese and Korean manufacturers as well as increased sales in the BRIC markets.
- Develop LSI sound chips for responding *Chaku-uta* (reproduction of brief portions of CDs using compressed music data) needs.
- Expand semiconductor-related businesses besides LSI sound chips mobile phone.
- Launch new products in the electronic metal product field in cooperation with Olin. Focus on increasing profitability through promotion of TPM.

(Billions of Yen)



24.8
36.4
38.4
41.5
Electronic Metals
8.0
6.6
7.0
7.3
Semiconductors
16.8
29.8
31.4
34.2
5.9
14.2
13.2
13.0
FY2003
FY2004
FY2005
FY2005 (Aug. 2 projections)
Net Sales
Operating Income
(Billions of Yen)
60.6
76.9
72.0
77.5
14.5
12.9
13.0
13.8
46.0
64.0
59.0
63.7
19.3
30.0
20.0
20.0
FY2003
FY2004
FY2005 (New projections)
FY2005 (Aug. 2 projections)

Lifestyle-Related Products

YAMAHA

1H Overview

- Sales were down 8.6% year on year because of difficult conditions in the wholesale distribution channels, leading to a loss for the interim period.
- Sales of new products introduced in February in the mainstay bath unit business were below expectations. However, in August and later market share shows signs of recovering previous year levels.
- Market share in the kitchen product business, where new product introductions are scheduled for the latter half of the fiscal year, was down. New products were launched in June for existing products, but were not effective.

Propriety Policies for 2H

- Projections for sales for the full fiscal year have been revised downward by a further ¥2.0 billion, to ¥42.0 billion, and estimates of the loss increased.
- Plans call for strengthening the marketing message through showrooms, advertising, and other means, to increase sales of system kitchens.
- Will work to increase positive impact of alliance with AWE and product attractiveness to recover market share.
- Cut construction and distribution costs



(Billions of Yen)
(Billions of Yen)
Others
System Kitchens
Bathrooms
23.1
3.4
8.7
11.5
0.5
FY2003
23.2
3.4
8.6
11.2
1.1
FY2004
21.2
3.1
7.4
10.7
(0.1)
FY2005
21.5
3.2
7.5
10.8
0
FY2005
(Aug. 2 projections)
Net Sales
Operating Income
46.0
6.9
17.7
21.4
FY2003
44.8
6.7
17.2
20.9
0.5
FY2004
42.0
6.2
16.0
19.8
1.5
FY2005
(New projections)
44.0
6.2
16.7
21.1
(0.5)
0.1
FY2005
(Aug. 2 projections)

Recreation

1H Overview

- "Kiroro" experiences tough operating conditions as the Hokkaido economy was generally weak. Other facilities were hit by the series of typhoons in 2004, and sales were below the previous year and under previous projections.
- As a result of declining sales, losses in the first half increased.
- Closure of "Sunza Villa" and "Kiroro" golf course resulted in a decline in sales of about ¥300 million compared to the interim period of the previous year.

Propriety Policies for 2H

- Sales and income projections have been reduced from previously announced targets.
- Will continue efforts to improve income through measures to attract more customers and substantially increase operating efficiency.
- Implement policies to reach the target for drawing customers to "Kiroro" during the ski season and to raise performance at "Ise-Shima" (Toba and Nemu), coinciding with the opening of the Chubu International Airport and the Aichi International Exposition.



(Billions of Yen)
10.3
10.3
9.4
10.0
(0.8)
(0.5)
(1.2)
(1.0)
FY2003
FY2004
FY2005
FY2005
(Aug. 2 projections)

Net Sales

Operating Income



(Billions of Yen)
20.9
20.1
19.5
20.0
(1.1)
(1.1)
(1.5)
(1.2)
FY2003
FY2004
FY2005
FY2005
(New projections)
(Aug. 2 projections)

Others

YAMAHA

1H Overview

- For this segment as a whole, sales and income will be below the levels of the interim period of the previous fiscal year.
- FA business activities reported a strong performance. However, sales of magnesium components for mobile phones were down sharply because of lower demand. The metallic molds and components business as a whole reported a loss.
- Sales of interior parts for automobiles were down year on year. Sales of golf products remain at previous year levels.

Propriety Policies for 2H

- Reduce the breakeven point in the magnesium mobile phone component business
- Lower manufacturing costs in the automobile interior wood component business through adoption of new production methods
- Implement smooth introductions of gold products.



(Billions of Yen)
Other Businesses of YFT
Golf clubs
Automobile Interior Wood Components
10.3
4.7
0.9
4.7
0.5
FY2003
13.3
6.9
1.2
5.2
0.5
FY2004
11.6
5.5
1.2
4.9
(0.1)
FY2005
11.5
5.4
1.2
4.9
0
FY2005
(Aug. 2 projections)
Net Sales
Operating Income



(Billions of Yen)
20.9
9.5
2.4
9.0
0.4
FY2003
26.1
13.0
2.2
10.9
(0.2)
FY2004
23.0
10.6
2.6
9.8
0
FY2005
(New projections)
23.0
10.6
2.6
9.8
0.1
FY2005
(Aug. 2 projections)

Inventories

- Inventories at the end of the interim period were above the same period of the previous fiscal year and above projections
- Plans call for reducing inventories below the level of the previous projections by the end of the fiscal year.



(Billions of Yen)
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
80.1
24.8
6.1
8.4
40.8
Mar./03
86.5
27.4
4.2
10.6
44.3
Sept./03
72.1
25.0
1.4
8.2
37.5
Mar./04
89.4
28.4
2.2
12.5
46.3
Sept./04
86.1
27.3
2.6
10.8
45.4
Sept./04
(Aug. 2 projections)
69.5
24.7
1.8
6.7
36.3
Mar./05
(New projections)
70.4
25.4
2.1
6.4
36.5
Mar./05
(Aug. 2 projections)

Capital Expenditure/Depreciation/ R&D Expences

Capital Expenditure/Depreciation


(Billions of Yen)
Others
Electronic Equipment and Metal Products
Musical Instruments/ AV/IT Products
16.6
(18.7)
3.8
1.9
10.9
16.9
(17.6)
3.1
3.4
10.4
21.2
(17.5)
4.9
4.4
11.9
24.1
(19.8)
4.6
5.3
14.2
FY2002
FY2003
FY2004
FY2005 (Projection)

R&D Expenditures


Others
Electronic Equipment and Metal Products
Musical Instruments/ AV/IT Products
22.5
2.1
3.8
16.6
22.4
2.2
3.2
17.0
22.5
2.2
3.4
16.9
22.7
2.1
4.1
15.5
FY2002
FY2003
FY2004
FY2005 (Projection)

Interest-Bearing Liabilities (Actual Balance)

YAMAHA

➢ **Expect to reach goal set in YSD50 of reducing actual interest-bearing liabilities to zero in the latter half of the fiscal year, ahead of schedule**

(Billions of Yen)

Free Cash Flows



1.8
15.0
(2.4)
32.9
FY2004 1H
FY2004 2H
FY2005 1H
FY2005 2H (Projection)

Interest-Bearing Liabilities

Convertible bonds

Long- and short-term borrowings, less cash and deposits



46.0
24.3
21.7
46.7
24.3
22.4
16.8
16.8
23.2
23.2
0
Mar./03
Sept./03
Mar./04
Sept./04
Mar./05 (Projection)

Not included in above

	Mar./03	Sept./03	Mar./04	Sept./04	Mar./05 (Projection)
Balance of resort security deposits	36.8	36.1	30.8	29.6	28.4

Balance Sheet Summary

YAMAHA

- Will reduce total assets to less than ¥500 billion by March 31, 2005

(Billions of Yen)

	As of March 31, 2003	As of Sept. 30, 2003	As of March 31, 2004	As of Sept. 30, 2004	As of March 31, 2005
Cash and Bank Deposits	44.5	44.2	32.1	42.5	45.2
Accounts and Notes Receivable	79.1	88.6	78.7	85.8	77.0
Inventories	80.1	86.5	72.1	89.4	69.5
Other Current Assets	17.4	17.5	18.8	24.8	25.2
Fixed Assets	291.6	299.6	307.0	282.2	280.4
Total Assets	512.7	536.4	508.7	524.7	497.3
Accounts and Notes Payable	39.5	42.5	39.9	47.1	46.9
Short-and Long-Term Borrowings	66.1	66.6	48.9	65.7	38.0
Convertible Bonds	24.3	24.3	0	0	0
Other Liabilities*	168.3	160.4	160.2	158.3	135.7
Shareholders' Equity	214.5	242.6	259.7	253.6	276.7
Total Liabilities and Shareholders' Equity	512.7	536.4	508.7	524.7	497.3

Appendix

YAMAHA Musical Instrument Sales in the Japanese Market

YAMAHA

Conditions in the piano market are tough because of the decline in demand, but shipments of the STAGEA™ are holding firm (with 17,213 units sold since introduction) and sales for the interim period were above the level of the previous year for the first time in many periods.



(Billions of Yen)
*Numbers in parentheses refer to the previous fiscal year/period
150
100
50
0
75.2
31.0
73.1 (97%)
30.4 (98%)
70.5 (96%)
29.6 (97%)
73.7 (105%)
32.2 (109%)
142.8
59.2
139.4 (98%)
55.9 (94%)
134.4 (96%)
51.7 (92%)
140.1 (104%)
57.4 (111%)
Music schools, etc.
Yamaha musical instruments
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005 (Projection)
Interim Period
Full Year

YAMAHA Musical Instrument Sales in the U.S. Market

YAMAHA

Overall sales of pianos remain slow, but there is trend toward recovery, especially in the grand piano segment. Shipments of electronic musical instruments, especially portable keyboards and electronic pianos, are holding steady ahead of the year-end high-demand season.



Wholesale Amount
(Millions of U.S. Dollars)
600
500
400
300
200
100
0
219
241 (110%)
241 (100%)
245 (102%)
470
501 (107%)
532 (106%)
563 (106%)
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005 (Projection)
Interim Period
Full Year

YAMAHA Musical Instrument Sales in the German Market

The German economy has shown some signs of recovery, but there are shipment problems related to the integration of European warehouses and stocks are somewhat short. Newly introduced medium to low-priced portable keyboards have been favorably acclaimed and sales of wind instruments are close to planned levels.



Wholesale Amount
(Millions of EURO)
250
200
150
100
50
0
92
95
(103%)
94
(99%)
87
(92%)
190
194
(102%)
188
(97%)
200
(106%)
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005
(Projection)
Interim Period
Full Year

YAMAHA Musical Instrument Sales in the U.K. Market

YAMAHA

Piano sales are strong, assisted by special pricing schemes and measures to cut inventories. Sales of wind instruments for the school market are also favorable. Among electronic instruments, conditions are difficult for portable keyboards, but plans call for recovery during the year-end selling season.



80
60
40
20
0
Wholesale Amount
(Millions of £)
26
28
(107%)
28
(100%)
30
(107%)
62
63
(102%)
65
(103%)
68
(104%)
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005
(Projection)
Interim Period
Full Year

Scale of Global Market for Home Theater Products
(Home theater systems + AV amplifiers/receivers)


(Million Units)
<Home theater systems >
4.39
5.70
8.36
10.09
11.15
Others
Japan
Europe
North America
01
02
03
04
05
(Projections)
<AV amplifiers/receivers>
3.43
3.51
3.25
3.05
2.97
Others
Japan
Europe
North America
01
02
03
04
05
(Projections)

YAMAHA's AV Amplifier Market Share

〈Japan〉



Home theater systems:
Share of Total Sales Amount (GfKJ)
20%
10%
0%
14%
11%
10%
13%
2001
2002
2003
2004
(Jan-Sept.)



AV amplifiers :
Share of Total Sales Amount (GfKJ)
40%
30%
20%
10%
0%
31%
33%
39%
35%
2001
2002
2003
2004
(Jan-Sept.)



Home theater systems:
Share of Total Sales Amount
(INTELECT)
10.0%
5.0%
0.0%
7%
5%
6%
7%
2001
2002
2003
2004
(Jan-Aug.)



AV receivers :
Share of Total Sales Amount (INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
33%
2001
2002
2003
2004
(Jan-Aug.)

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.

Exhibit

2005年3月期
中間期決算説明会

2004年11月2日

ヤマハ株式会社

2005/3期 中間期決算の概要

YAMAHA

2Qの状況

■ 2Qは、前年同期及び前回(8/2)予想に対し、減収減益

■ 営業利益は携帯電話メーカーの在庫調整により半導体が減収になったことに加え、リビング、レクリエーションの減収により、対前年大幅減益

中間期の状況

■ 前年同期比増収(+0.9%)減益(営業利益▲8.4%)

・楽器、AV・IT 増収増益
・電子機器・金属 増収減益
・リビング、レクリエーション 減収減益

■ 減損会計の早期適用により、中間純損失61億円

■ 中間期末在庫は、対前年同期29億円増加(対前回予想33億円増加)楽器、AV在庫増が主因

■ 中間期末の実質有利子負債は、232億円まで低下し、財務改善進む
(対前年同期▲235億円、対前回予想▲83億円)

2005/3期 中間期業績概要

YAMAHA

➢対前年同期増収減益。前回(8/2)予想に対しては減収減益

(億円)

	04/3 (上期) 実績	05/3 (上期) 実績	前年同期比	05/3 (上期) 前回予想	予想比	(2Q) 実績
売上高	2,663	2,686	+0.9%	2,735	▲1.8%	1,357
営業利益 (営業利益率)	264	242 (8.9%)	▲8.4%	255	▲5.1%	92
経常利益 (経常利益率)	297	283 (10.6%)	▲4.9%	280	+1.1%	111
当期利益 (当期利益率)	262	▲61 (▲2.0%)	–	▲50	–	65
持分法損益	52	56		42		28
為替レート						
売上高 US$	118	110		110		
売上高 EUR	133	133		130		
利益 US$	119	110		110		
利益 EUR	128	132		130		

2005/3期 中間期事業別売上高



YAMAHA
(億円)
2,663
2,686 (+0.9%)
2,725 (+2.4%)
2,735
2,672 (▲2.3%)
レク 他
電子機器･金属
リビング
AV･IT
楽 器
236
364
232
340
1,491
210 (▲11.0)
384 (+5.5)
212 (▲8.6)
368 (+8.2)
1,512 (+1.4)
210
384
212
376 (+10.6)
1,543 (+3.5)
215
415
215
380
1,510
210 (▲2.3)
384 (▲7.5)
212 (▲1.4)
364 (▲4.2)
1,502 (▲0.5)
( )内は前年同期比
( )内は前回予想比
04/3 (上期)
05/3 (上期) 実績
05/3 (上期) 為替影響 = ▲39 調整後
05/3 (上期) 前回予想
05/3 (上期) 為替影響 = 14 調整後
前年同期比較
前回予想比較

2005/3期 中間期営業利益増減分析



(億円)
264
為替益
+7
製造損益
+34
営業粗利益減
▲31
販管費増
▲32
242
04/3(上期)営業利益
05/3(上期)営業利益

2005/3期　中間期事業別営業利益

YAMAHA

（億円）

	04/3（上期）	05/3（上期）	+/▲	為替影響	実質 +/▲	前回予想（8/2発表）
楽器	97	99	+2	▲3	+5	110
AV・IT	14	24	+10	+10	0	25
リビング	11	▲1	▲12		▲12	0
電子機器・金属	142	132	▲10		▲10	130
レクリエーション	▲5	▲12	▲7		▲7	▲10
その他	5	▲1	▲6		▲6	0
計	264	242	▲22	+7	▲29	255

＊前回(8/2)予想との比較では、▲13億円。内、2Qでの為替影響は＋7億円 。
(楽器＋5億円、AV･IT ＋2億円)
従って、実質ベースでは前回予想に対し、20億円の減益

2005/3期 中間期営業外損益、特別損益 YAMAHA

(億円)

	04/3(上期)実績	05/3(上期)実績	05/3(上期)前回予想
営業外損益			
持分法利益	52	56	42
金融収支	▲4	1	1
その他	▲15	▲16	▲18
計	+33	+41	+25
特別損益			
固定資産処分損益	▲5	▲4	▲2
減損損失		▲325	▲325
その他	▲5	3	2
計	▲10	▲326	▲325
法人税他			
法人税等	22	14	1
少数株主持分	3	4	4
計	25	18	5

2005/3期 通期業績予想

YAMAHA

（億円）

	04/3実績			05/3予想			伸び率
	上	下	計	上	下	計	
売上高	2,663	2,732	5,395	2,686	2,779	5,465	+1.3%
営業利益 （営業利益率）	264	187	451 (8.4%)	242	138	380 (7.0%)	▲15.7%
経常利益 （経常利益率）	297	213	510 (9.5%)	283	142	425 (7.8%)	▲16.7%
当期利益 （当期利益率）	262	173	435 (8.1%)	▲61	256	195 (3.6%)	▲55.2%
持分法利益	52	52	104	56	37	93	

為替レート

売上高	US$	118	108	113	110	110	110
	EUR	133	132	133	133	127	130
利益	US$	119	109	114	110	110	110
	EUR	128	130	129	132	127	129

2005/3期 通期事業別売上高予想

YAMAHA



(億円)
5,395
5,465 (+1.3%)
5,508 (+2.1%)
5,545
5,451 (▲1.7%)
レク 他
電子機器・金属
リビング
AV・IT
楽 器
462
769
448
783
2,934
425 (▲8.0)
720 (▲6.4)
420 (▲6.2)
835 (+6.6)
3,065 (+4.5)
425
720
420
845 (+7.9)
3,098 (+5.6)
430
775
440
860
3,040
425 (▲1.2)
720 (▲7.1)
420 (▲4.5)
831 (▲3.4)
3,055 (+0.5)
( )内は前年同期比
( )内は前回予想比
04/3
05/3 (今回予想)
05/3 (今回予想) 為替影響=▲43調整後
05/3 (前回予想)
05/3 (今回予想) 為替影響=14調整後
前期比較
前回予想比較

2005/3期 通期営業利益予想増減分析



(億円)
為替差益
+1
製造
損益
+7
営業
粗利益減
▲24
販管費増
▲55
451
380
04/3営業利益
05/3営業利益
(予想)

2005/3期　通期事業別営業利益予想

（億円）

	04/3 実績	05/3 予想	+/▲	為替影響	実質 +/▲	前回予想（8/2発表）
楽器	105	155	+ 50	▲6	+ 56	155
AV・IT	44	45	+1	+7	▲6	45
リビング	15	▲5	▲20		▲20	1
電子機器・金属	300	200	▲100		▲100	200
レクリエーション	▲11	▲15	▲4		▲4	▲12
その他	▲2	0	+2		+2	1
計	451	380	▲71	+1	▲72	390

＊前回（8/2）予想との比較では ▲10億円。
うち為替影響による増益は ＋7億円（楽器 5億円、AV・IT 2億円）
従って、実質ベースでは前回予想に対し 17億円の減益

2005/3期 通期営業外損益、特別損益

YAMAHA

（億円）

	04/3実績	05/3今回予想	05/3前回予想
営業外損益			
持分法利益	104	93	70
金融収支	▲10	▲ 5	▲ 4
その他	▲35	▲43	▲46
計	+ 59	+ 45	+20
特別損益			
固定資産処分損益	▲23	▲ 8	▲ 7
その他	▲12 ・総報酬制移行過年度社会保険料▲9 ・EC課徴金 ▲3	▲77 ・代行返上益 197 ・資産処分益等52 ・減損損失 ▲325	▲78 ・代行返上益 195 ・資産処分益等52 ・減損損失 ▲325
計	▲35	▲85	▲85
法人税他			
法人税等	35	141	124
少数株主持分	5	4	6
計	40	145	130

楽器事業

YAMAHA

上期の状況

- 前年同期比増収増益
- 実質売上高は前年同期比3.5%の増収
  “STAGEA”効果でエレクトーンは前年同期比大幅増収(37億円→89億円)
  ピアノは、国内、米国で低迷
  地域別には、韓国・中東伸長、国内増収
- 上期営業利益は、予想を上回る在庫未実現利益控除により、前回予想に対し減益
- 上期末在庫は前年同期比、前回予想比とも増加

下期の重点施策

- 通期売上高は、上方修正。利益は据置
- 新商品の確実な市場導入
  ディスクラビアMarkⅣ、NewCVPシリーズ、PM5D
- 米国市場での挽回と欧州市場での安定成長継続
- 国内は音楽教室布石継続とエレクトーン2年目以降対策推進
- 中国市場戦略の推進(基盤構築)
- 製造構造改革のスピードアップ



1,462
1,491
1,512
1,510
(億円)
その他
ヤマハ楽器
466
442
451
442
996
1,049
1,061
1068
60
97
99
110
03/3
04/3
05/3
05/3 前回予想
売上高
営業利益
2,926
2,934
3,065
3,040
(億円)
915
902
909
887
2,011
2,032
2,156
2,153
98
105
155
155
03/3
04/3
05/3 予想
05/3 前回予想

期待商品の動向(1)

YAMAHA

●エレクトーン「STAGEA」



04/3月の発売以来9月末までで1万7千台を出荷。05/3月通期の売上は2万5千台の見込み

次年度は、レッスンやイベントでのSTAGEA活用の広がりを背景に、スタンダードモデル主体にレッスン生需要を掘起し、併せてCM・イベントプロモーション等により、若者層を中心とした新規顧客開拓を継続推進する

ｶｽﾀﾑﾓﾃﾞﾙ 108万円　ｽﾀﾝﾀﾞｰﾄﾞﾓﾃﾞﾙ 69万円

●ピアノディスクラビアMarkⅣ



予定通り9月末に北米で発売。楽器店からの引き合いは1,500台に上り、出足は順調で、初年度計画の1,000台は大きくクリアーの見込み

80ｷﾞｶﾞHDやリモコンの液晶タッチパネル化等、新しく搭載した使い勝手が好評を博している

北米でのﾒｰｶｰ希望小売価格は、C1タイプが約4万2千ドル、C3タイプが約5万7千ドル

期待商品の動向(2)

●クラビノーバNewCVPシリーズ



5月欧州・オーストラリア、8月北米、9月に国内で発売。電子ピアノとしては初めてインターネットダイレクト接続を実現

中間期で当初予定台数に対し10%オーバーの13,500台と順調な滑り出し、通期でも10%オーバーの26,500台を見込む

マーケットからは今回のデザイン・機能性が高評価

先行発売した海外での売れ筋価格は欧州3,700ユーロ、北米8,000ドル

●デジタルミキサーPM5D



05/3月期通期で500台以上の売上の見通し

コンサート・ツアー・カンパニーがユーザーの中心で、今後はホール音響への納入が期待される

来年の愛知万博でもPM1Dと併せ使用が決定、globeコンサートツアーでも3台が使用される

実勢価格：PM5D/700万円、PM5D-RH/1,000万円程度

成人音楽教室の拡大と子供音楽教室の反転上昇

●都市型成人専用教室“コア100”の布石推進



中期目標100会場に対して、05/3月末で65会場の見込み

●郊外型新コンセプト教室“ユニスタイル”の布石推進



中期目標200会場に対して、05/3月末で35会場の見込み。既開設会場では快適性が支持され生徒数が計画を上回る

●在籍生徒数の推移

「成人生徒数の拡大と子供生徒数の下げ止まり」

＊2004年春の生徒募集は7年振りに前年を上回る(105%)。
秋の募集も順調



6月末在籍数(千人)
子供
大人
合計
594
574
559
510
511
510
489
471
419
417
84
85
88
91
94
2000
2001
2002
2003
2004

中国市場戦略の推進

YMEC（中国統括会社）
2003/4営業開始



北京
天津
販売拠点
生産拠点
蕭山
杭州
広州

●中国市場向け商品の開発・投入

・蕭山工場製管楽器（フルート、アルトサックス、トランペット）の販売を開始（04/6～）

・杭州工場製アップライトピアノ生産開始（04/10～）

●ヤマハブランドの浸透

高級ブランドとしてのポジション確立に向け、「プロフェッショナル」「ハイテク」「信頼性」をキーワードに、専門家対策・アフターサービス充実・他社差別化を推進

・上海に総合サービスセンター開設（04/11～）

・ヤマハ音楽教室展開に向けての準備継続

●流通チャネルの拡大・整備

ピアノ専門店、ポータブルキーボードの量販店チャネルの開拓を推進

楽器製造改革の推進

YAMAHA

●上期の進捗状況(進んだこと)

・豊岡工場セル化(エレクトーン、PA)によるコストダウンと増産対応

・管楽器TPM活動の協力企業への拡大

●下期のテーマ

<u>新工場</u>

・杭州ピアノ、ギター工場生産立ち上げと軌道乗せ

<u>生産移管</u>

・木材部品加工工程(山梨工芸)の掛川ピアノ工場工程内への取り込み

<u>増産・原価低減</u>

・ピアノ(本社工場、掛川工場)でのTPS活動展開

・事業部門統合(管教育+弦打楽器)による効率化(業務効率、重複機能一元化)

今後、更に、製造工程見直し、最適生産基地への生産移管、拠点統合を加速化

AV･IT事業

YAMAHA

上期の状況

・前年同期比増収増益

・AVの実質売上高は、前年同期比10.6%増収

・北米は、中高級レシーバー・普及価格帯HTiBを中心に前年同期比2桁成長

・ホームシアター、業務用ルーター、通信カラオケとも各々引き続き順調

・営業利益は、増収、コストダウン効果、為替差益等により、前年同期に対し大幅な増益達成

・上期末在庫は、前年同期比、前回予想比とも増加

下期の重点施策

・通期売上高は、対前期増収となるものの、前回予想を25億円下方修正

・ホームシアター事業の成長継続

市場変化に対応した新商品24モデルの投入

アライアンスによる新規ビジネスの開始

大画面薄型TVにマッチした新商品の投入

・中国及びアジア市場における成長戦略の推進

・ルーター事業でのソリューションビジネス強化



ルーター
A V
385
19
366
10
340
28
312
14
368
35
333
24
380
34
346
25
(億円)
03/3
04/3
05/3
05/3
前回予想
売上高
営業利益



837
47
790
32
783
64
719
44
835
78
757
45
860
83
777
45
(億円)
03/3
04/3
05/3
予想
05/3
前回予想

電子機器・金属事業

YAMAHA

上期の状況

・前年同期比では増収減益

・6月後半からの中国・韓国携帯電話メーカーの在庫調整により、携帯電話用音源LSIは前回予想に対し減収

・また、好調に推移してきた電子金属も、銅系リードフレーム材が8～9月と調整局面に入り、前回予想に対し減収



(億円)
248
364
384
415
電子金属
半導体
80
168
59
66
298
142
70
314
132
73
342
130
03/3
04/3
05/3
05/3
前回予想

下期の重点施策

・市場状況を見据え、前回通期予想売上を下方修正

・SMAF普及の継続推進による携帯電話用音源LSIの拡売。中国・韓国メーカーの回復期待とBRICs市場での増売

・着うたニーズに対応した携帯電話用音源LSIの開発

・携帯電話用音源LSI以外の半導体ビジネス拡大

・電子金属は、オーリン社との協業による新商品の立ち上げ、及びTPM推進による収益性向上に注力



売上高
営業利益
(億円)
606
769
720
775
145
460
193
129
640
300
130
590
200
138
637
200
03/3
04/3
05/3
予想
05/3
前回予想

リビング事業

YAMAHA

上期の状況

- 中間期売上高は、卸ルート苦戦し、前年同期比8.6%減収。損益も赤字転落
- 主力の浴室は2月発売の新商品が期待外れの売上となった。但し8月以降シェアは前年並みに回復傾向
- 新商品投入が下半期となるキッチンはシェアがダウンし低迷。6月に現行商品での対策を打ったが成果につながらず

下期の重点施策

- 通期売上計画を前回予想から20億円再度下方修正し420億円に設定し、損失額も拡大
- ショールーム、広告等での告知強化し、システムキッチン新商品の増売
- AWE社との提携効果拡大と商品力強化による浴室のシェア回復
- 施工、物流費用コストダウン



施工費他
キッチン
浴　室
231
232
212
215
(億円)
34
34
31
32
87
86
74
75
115
112
107
108
5
11
▲1
0
03/3
04/3
05/3
05/3
前回予想
売 上 高
営 業 利 益
460
448
420
440
(億円)
69
67
62
62
177
172
160
167
214
209
198
211
5
15
▲5
05/3
予想
前回予想

レクリエーション事業

YAMAHA

上期の状況

・北海道の全般的低迷で「キロロ」が苦戦。他の施設も度重なる台風の影響を受け、売上高は前年同期比減収。前回予想に対しても下回った

・減収に伴い、上期の赤字幅拡大

・「寸座ビラ」、「キロロ」ゴルフ場閉鎖による売上高の前年同期比影響額は約3億円

下期の重点施策

・前回通期予想に対し、減収減益を見込む

・集客数確保施策の展開と、一層の営業効率向上による、収益改善努力を継続

・スキーのオンシーズンとなる「キロロ」の集客目標達成と、中部国際空港開港・愛知万博開催に向けてた伊勢志摩（鳥羽・ネム）対策



（億円）
103
103
94
100
▲8
▲5
▲12
▲10
03/3
04/3
05/3
05/3
前回予想
売上高
営業利益
（億円）
209
201
195
200
▲11
▲11
▲15
▲12
03/3
04/3
05/3
予想
05/3
前回予想

その他事業

上期の状況

- ・セグメント全体では、前年同期比減収減益
- ・FA好調。携帯電話用Mg部品は需要減で前年同期比大幅な減収。金型部品事業全体では赤字転落
- ・自動車用内装部品は前年同期比減収。ゴルフは前年同期並み売上高を維持

下期の重点施策

- ・携帯電話用Mg部品の損益分岐点引き下げ
- ・自動車用内装部品は製法改革による製造原価低減
- ・ゴルフは新商品のスムーズな軌道乗せ



(億円)
YFT他
ゴルフ
自動車用部品
103
133
116
115
47
9
47
5
69
12
52
5
55
12
49
▲1
54
12
49
0
03/3
04/3
05/3
05/3 前回予想
売上高
営業利益
(億円)
209
261
230
230
95
24
90
4
130
22
109
▲2
106
26
98
0
106
26
98
03/3
04/3
05/3 予想
05/3 前回予想

棚 卸 資 産

YAMAHA

➢中間期末在庫は、前年同期、前回予想に対し増加

➢期末在庫は前回予想以下に圧縮する計画



(億円)
仕掛品/材料
他 製品
AV・IT
楽 器
801
248
61
84
408
865
274
42
106
443
721
250
14
82
375
894
284
22
125
463
861
273
26
108
454
695
247
18
67
363
704
254
21
64
365
03/3
03/9
04/3
04/9
04/9 (前回予想)
05/3 (今回予想)
05/3 (前回予想)

設備投資・減価償却費/研究開発費



設備投資・減価償却費
(億円)
その他
電子機器・金属
楽器/AV・IT
166
(187)
38
19
109
169
(176)
31
34
104
212
(175)
49
44
119
241
(198)
46
53
142
02/3
03/3
04/3
05/3(予想)



研究開発費
その他
電子機器・金属
楽器/AV・IT
225
21
38
166
224
22
32
170
225
22
34
169
227
21
41
165
02/3
03/3
04/3
05/3(予想)

実質有利子負債

➢下期でYSD50で目標として掲げた実質有利子負債ゼロを前倒しして達成見込み

（億円）

フリーキャッシュフロー



18
150
▲24
329
04/3 上期
04/3 下期
05/3 上期
05/3 下期（今回予想）



転換社債
長短借入金 − 現預金
460
243
217
467
243
224
168
168
232
232
0
03/3末
03/9末
04/3末
04/9末
05/3末（今回予想）

＊上記の他に

リゾート預託金残高	03/3末	03/9末	04/3末	04/9末	05/3末（今回予想）
	368	361	308	296	284

予想貸借対照表

YAMAHA

＊05/3末で総資本を5千億円以下に圧縮

（億円）

	03/3末	03/9末	04/3末	04/9末	05/3末
現預金	445	442	321	425	452
売上債権	791	886	787	858	770
棚卸資産	801	865	721	894	695
他流動資産	174	175	188	248	252
固定資産	2,916	2,996	3,070	2,822	2,804
資産計	5,127	5,364	5,087	5,247	4,973
仕入債務	395	425	399	471	469
借入金	661	666	489	657	380
転換社債	243	243	0	0	0
他負債	1,683	1,604	1,602	1,583	1,357
資本計	2,145	2,426	2,597	2,536	2,767
負債・資本計	5,127	5,364	5,087	5,247	4,973

＊他負債に少数株主持分を含む

付属資料

日本市場のヤマハ楽器販売状況

ピアノ市場は総需要の減少に伴い厳しいものの、エレクトーン「STAGEA」が出荷好調を維持（発売以来出荷合計17，213台）し、中間期の売上高は、久し振りに前年中間期を上回った。



(億円)
(　)内は前年同期比
1500
1000
500
0
752
731
(97%)
705
(96%)
737
(105%)
1,428
1,394
(98%)
1,344
(96%)
1,401
(104%)
310
304
(98%)
296
(97%)
322
(109%)
592
559
(94%)
517
(92%)
574
(111%)
音楽教室他
ヤマハ楽器
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
(予想)
中間期実績
通期ベース

アメリカ市場のヤマハ楽器販売状況

ピアノ全体は依然スローながらGP中心に復調傾向、電子楽器はポータブルキーボード、電子ピアノ中心に、年末需要期向けに出荷が順調に推移。



卸金額
(百万US$)
600
500
400
300
200
100
0
219
241
(110%)
241
(100%)
245
(102%)
470
501
(107%)
532
(106%)
563
(106%)
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
(予想)
中間期実績
通期ベース

ドイツ市場のヤマハ楽器売上推移

経済状況はやや回復基調だが、欧州統合倉庫からの出荷問題があり若干のショート。
ポータブルキーボードの中低価格帯の新商品が好評、管楽器もほぼ計画通り。



卸金額
(百万EURO)
250
200
150
100
50
0
92
95
(103%)
94
(99%)
87
(92%)
190
194
(102%)
188
(97%)
200
(106%)
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
(予想)
中間期実績
通期ベース

イギリス市場のヤマハ楽器売上推移

ピアノは特別価格と在庫処分施策が功を奏し好調、管楽器も学校向け販売が好調。
電子楽器はポータブルキーボードが厳しく、今後の年末販売で挽回する予定。



卸金額
(百万£)
80
60
40
20
0
26
28
(107%)
28
(100%)
30
(107%)
62
63
(102%)
65
(103%)
68
(104%)
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
(予想)
中間期実績
通期ベース

ホームシアター市場規模
（ホームシアターシステム＋アンプ・レシーバー）


＜ホームシアターシステム＞
439
570
836
1,009
1,115
他
日本
欧州
北米
01
02
03
04（予想）
05（予想）


＜AVアンプ・レシーバー＞
数量（万台）
343
351
325
305
297
他
日本
欧州
北米
01
02
03
04（予想）
05（予想）

AV マーケットシェア

〈日本〉

ホームシアターシステム
金額シェア（GfKJ）


20%
10%
0%
14%
11%
10%
13%
'01
'02
'03
'04(1-9月)

AVアンプ：金額シェア（GfKJ）


40%
30%
20%
10%
0%
31%
33%
39%
35%
'01
'02
'03
'04(1-9月)

〈アメリカ〉

ホームシアターシステム
金額シェア（INTELECT）


10.0%
5.0%
0.0%
7%
5%
6%
7%
'01
'02
'03
'04(1-8月)

AVアンプ：金額シェア（INTELECT）


40%
30%
20%
10%
0%
25%
24%
27%
33%
'01
'02
'03
'04(1-8月)

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。